CHEVALIER

其士國際集團有限公司 (於百慕達註冊成立之有限公司)
CHEVALIER INTERNATIONAL HOLDINGS LIMITED (Incorporated in Bermuda with limited liability)

香港九龍灣宏開道八號其士商業中心二十二字樓 電話: (852) 2318 1818 傳真: (852) 2757 5138 網址: http://www.chevalier.com

22/F., CHEVALIER COMMERCIAL CENTRE, 8 WANG HOI ROAD, KOWLOON BAY, HONG KONG.

TEL: (852) 2318 1818 FAX: (852) 2757 5138 WEB SITE: http://www.chevalier.com

DIRECT FAX: (852) 2757 5669

Ref: CSD-L084-08 [redacted]

Exemption No. #82-4203

09045143

January 14, 2009

BY COURIER

Office of International Corporate Finance
The U.S. Securities and Exchange Commission
Mail Stop 3 – 2
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

2009 JAN 21 A 2:35

Dear Sirs

<u>Re: Chevalier International Holdings Limited (Exemption No. #82-4203)</u>

On behalf of Chevalier International Holdings Limited, a company incorporated in Bermuda with limited liability, I am furnishing herewith the Announcements and Circulars pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934 for your record.

Kindly acknowledge receipt of the said documents by signing and returning the duplicate of this letter to us by post or by fax at (852) 27575669.

Should you have any queries, please feel free to contact our Ms Nancy Chan at (852) 23315662 or via email at nancy_chan@chevalier.com

PROCESSED
JAN 22 2009
THOMSON REUTERS

Yours faithfully
For and on behalf of
CHEVALIER INTERNATIONAL HOLDINGS LIMITED

Albert C L Mui
Assistant Company Secretary

Encl

AM/nc/cl

1/24

of Hong Kong Limited ("the Exchange")

Form G

RECEIVED
2009 JAN 21 A 2·3

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

October 22, 2008

Dear Sir,

Name of Company: Chevalier International Holdings Limited (Stock Code: 025)
(incorporated in Bermuda with limited liability)
Description of Securities: ordinary shares of HK$1.25 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
22 Oct, 2008	190,000	On the Exchange	4.6	4.39	862,340
Total	190,000				862,340

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) — 190,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{190{,}000 \times 100}{278{,}582{,}090} \right) \quad 0.068\%$$

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 26th September, 2008 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,
Ho Sai Hou
Director
For and on behalf of
Chevalier International Holdings Limited

of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

October 23, 2008

Dear Sir,

Name of Company: Chevalier International Holdings Limited (Stock Code: 025)
(incorporated in Bermuda with limited liability)
Description of Securities: ordinary shares of HK$1.25 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
23 Oct, 2008	172,000	On the Exchange	4.65	4.6	795,840
Total	172,000				795,840

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) 362,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{362{,}000 \times 100}{278{,}582{,}090}\right) \quad 0.13\%$$

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 26th September, 2008 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,
Ho Sai Hou
Director
For and on behalf of
Chevalier International Holdings Limited

of Hong Kong Limited ("the Exchange")

Form G

2009 JAN 21 A 2:

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

October 24, 2008

Dear Sir,

Name of Company: Chevalier International Holdings Limited (Stock Code: 025)
(incorporated in Bermuda with limited liability)
Description of Securities: ordinary shares of HK$1.25 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
24 Oct, 2008	300,000	On the Exchange	4.7	4.5	1,393,480
Total	300,000				1,393,480

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) 662,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{662,000 \times 100}{278,582,090} \right) \quad 0.24\%$$

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 26th September, 2008 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,
Ho Sai Hou
Director
For and on behalf of
Chevalier International Holdings Limited

of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

October 27, 2008

Dear Sir,

Name of Company: Chevalier International Holdings Limited (Stock Code: 025)
(incorporated in Bermuda with limited liability)
Description of Securities: ordinary shares of HK$1.25 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
27 Oct, 2008	300,000	On the Exchange	4.77	4.4	1,402,980
Total	300,000				1,402,980

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) 962,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{962,000 \times 100}{278,582,090}\right) \quad 0.35\%$$

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 26th September, 2008 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,
Ho Sai Hou
Director
For and on behalf of
Chevalier International Holdings Limited

of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

October 28, 2008

Dear Sir,

Name of Company: Chevalier International Holdings Limited (Stock Code: 025)
(incorporated in Bermuda with limited liability)
Description of Securities: ordinary shares of HK$1.25 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
28 Oct, 2008	56,000	On the Exchange	4.81	4.75	267,240
Total	56,000				267,240

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) 1,018,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{1,018,000 \times 100}{278,582,090} \right) \quad 0.365\%$$

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 26th September, 2008 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,
Ho Sai Hou
Director
For and on behalf of
Chevalier International Holdings Limited

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(incorporated in Bermuda with limited liability)

(Stock code: 025)

PROFIT WARNING

This announcement is made by the Company pursuant to Rule 13.09 of the Listing Rules.

The Board wishes to inform the Shareholders and potential investors that the unaudited interim results of the Group for the six-month period ended 30th September 2008 may experience a significant decline in profit or may even incur a loss as compared to the profit of the corresponding period ended 30th September 2007.

The information in this announcement is only based on the preliminary assessment of the management accounts of the Group and such information has not been audited or reviewed by the Company's auditors. The unaudited interim results of the Group for the six-month period ended 30th September 2008 are expected to be published in mid December 2008.

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

This announcement is made by Chevalier International Holdings Limited (the "Company" together with its subsidiaries, the "Group") pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The board of directors of the Company (the "Board") wishes to inform the shareholders of the Company (the "Shareholders") and the potential investors that based on preliminary assessment of the management accounts of the Group and information currently available to the Company, it is expected that the Group will record a loss of approximately HK$97 million arising from the realised and unrealised loss in the fair value changes in the listed and unlisted investments held for trading and investments available-for-sale, which would be included in the insurance and investment segment for the six-month period ended 30th September 2008 (insurance and investment segment result for six-month period ended 30th September 2007: profit of HK$49.8 million; for the year ended 31st March 2008: loss of HK$71 million) as a result of the recent rapid downturn in the financial market.

The Board believes that the investment policy adopted by the Company has been conservative and that the Group holds a balanced investment portfolio comprising

equity, fixed income and structured deposits. As disclosed in the Annual Report for the year ended 31st March 2008, the Group's investment portfolio was approximately HK$1,158 million. Subsequent to 31st March 2008, in response to the increasing instability of the financial market, the Group has taken proactive acts to continuously reduce a substantial portion of the portfolio to minimize the exposure. As at 30th September 2008, the book value of the total investments held by the Group that were marked to market had a total balance of approximately HK$754 million, comprising mainly investments in structured deposits of HK$109 million, debt securities of HK$177 million, mutual fund of HK$96 million, private equity fund of HK$307 million, listed equity of HK$8 million and the balance mainly being hedge funds, exchanged traded funds and unlisted equity. Most of the principal protected structured deposits and debt securities are investment-graded securities. The Group will continue to reduce its investment portfolio in view of the likely global economic recession. As of today, the investment portfolio does not contain any equity accumulators and currency accumulators (other than for normal US dollars hedging purpose) and loss related to accumulators after 30th September 2008 was minimal.

As stated in the circular dated 13th June 2008 (the "Circular") regarding the disposal of 75% interest in CPT Chevalier Pipe Technologies GmbH to Sekisui Chemical Co., Ltd., the said disposal is expected to result in an estimated gain of approximately US$15.4 million (equivalent to approximately HK$120 million) to the Group. The actual gain or loss resulting from the disposal will be determined based on the actual net asset value of the disposal business as at the Completion date with adjustment on the Compensation (as defined in the Circular). Such adjustment is still yet to be finalized. Moreover, such gain, if any, may be offset substantially due to the rise in operating costs in construction and engineering segment mainly on construction materials and labour.

Based on the information available to the Board, the unaudited interim results of the Group for the six-month period ended 30th September 2008 may experience a significant decline in profit or may even incur a loss as compared to the profit of approximately HK$125.4 million of the corresponding period ended 30th September 2007.

As the Company is still in the process of finalizing its interim results for the six-month period ended 30th September 2008, the information in this announcement is only based on the preliminary assessment of the management accounts of the Group and such information has not been audited or reviewed by the Company's auditors. The unaudited interim results of the Group for the six-month period ended 30th September 2008 are expected to be published in mid December 2008.

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

By Order of the Board
Chevalier International Holdings Limited
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 7th November 2008

As at the date of this announcement, the Board of the Company comprises Dr. Chow Yei Ching (Chairman and Managing Director), Mr. Kuok Hoi Sang (Vice Chairman and Managing Director), Mr. Tam Kwok Wing (Deputy Managing Director), Mr. Chow Vee Tsung, Oscar, Mr. Ho Chung Leung and Mr. Ho Sai Hou as executive directors and Dr. Chow Ming Kuen, Joseph, Mr. Sun Kai Dah, George and Mr. Yang Chuen Liang, Charles as independent non-executive directors.

* *For identification purpose only*

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(incorporated in Bermuda with limited liability)

(Stock code: 025)

NOTIFICATION OF BOARD MEETING

The board of directors (the "Board") of Chevalier International Holdings Limited (the "Company") announces that a meeting of the Board of the Company will be held on Wednesday, 10 December 2008 at 10:30 a.m. at which the Board will, inter alia, approve the release of the interim results announcement of the Company and its subsidiaries for the six months ended 30 September 2008 and consider the payment of an interim dividend, if any.

By Order of the Board
Chevalier International Holdings Limited
Ho Sai Hou
Company Secretary

Hong Kong, 28 November 2008

As at the date of this announcement, the Board of the Company comprises Dr. Chow Yei Ching (Chairman and Managing Director), Mr. Kuok Hoi Sang (Vice Chairman and Managing Director), Mr. Tam Kwok Wing (Deputy Managing Director), Mr. Chow Vee Tsung, Oscar, Mr. Ho Chung Leung and Mr. Ho Sai Hou as executive directors and Dr. Chow Ming Kuen, Joseph, Mr. Sun Kai Dah, George and Mr. Yang Chuen Liang, Charles as independent non-executive directors.

* *For identification purpose only*

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 25)

MAJOR DISPOSAL, DISCLOSEABLE TRANSACTION AND RESUMPTION OF TRADING

Financial adviser to Chevalier International Holdings Limited

Optima Capital Limited

The Disposal and the Acquisition

On 28 November 2008, the Company and TELC entered into the Agreement, pursuant to which the Company shall sell the CHKL Sale Shares to TELC in two tranches for a total cash consideration of HK$695,640,000 (subject to adjustment); and TELC shall sell and the Group shall acquire the STE Equity Interest and the TCE Equity Interest for a total cash consideration of HK$121,000,000 (subject to adjustment).

Listing Rules implications

The Disposal constitutes a major transaction for the Company under the Listing Rules while the Acquisition constitutes a discloseable transaction for the Company under the Listing Rules. The Disposal is subject to the approval of the Shareholders. As no Shareholder has a material interest in the Disposal which is different from the other Shareholders, no Shareholder is required to abstain from voting. Dr. Chow, the

controlling Shareholder holding 55.73% of the total issued Shares as at the date hereof, has given his written consent for the Disposal. The written consent has been accepted in lieu of holding a special general meeting to approve the Disposal pursuant to Rule 14.44 of the Listing Rules.

A circular containing, among other things, information on the Agreement and the Equity Transfer Agreements, the financial information of the Group and other information as required under the Listing Rules will be despatched to the Shareholders as soon as practicable.

Suspension and Resumption

Trading of the Shares has been suspended with effect from 9:30 a.m. on 1 December 2008 pending the release of this announcement. An application has been made by the Company to the Stock Exchange for the resumption in trading of the Shares with effect from 9:30 a.m. on 5 December 2008.

THE AGREEMENT

Date

28 November 2008

Parties

(i) the Company; and

(ii) TELC.

TELC is a subsidiary of Toshiba Corporation specialised in elevator and escalator related business. Since 1970, the Company, through its subsidiaries, has been an overseas distributor of certain products of Toshiba including, among other things, elevators and office equipments. To the best of the Directors' knowledge, information and belief and after making all reasonable enquiries, apart from the aforesaid business relationship, TELC and its ultimate beneficial owners are third parties independent of the Company and its connected persons (as defined under the Listing Rules).

There was no prior transaction between the Group and TELC and its ultimate beneficial owners in the last 12 months which would otherwise require aggregation under Rule 14.22 of the Listing Rules.

Subject matters

There are two separate transactions in the Agreement, the Disposal and the Acquisition. Subject to the terms and conditions of the Agreement,

(i) the Company shall sell and TELC shall purchase the CHKL First Tranche Shares at the First Closing free from any encumbrances and with all rights now and hereafter attaching thereto at the date of First Closing including the right to all dividends declared in respect thereof after the First Closing;

(ii) TELC shall sell and the Company (or its designated subsidiary) shall purchase the STE Equity Interest and TCE Equity Interest at the First Closing; and

(iii) subject to the due completion of the First Closing, the Company shall sell and TELC shall purchase the CHKL Second Tranche Shares free from encumbrances and with all rights now and hereafter attaching thereto at the date of Second Closing including the right to all dividends declared in respect thereof after the Second Closing. For the avoidance of doubt, TELC shall be entitled to 49% of the consolidated profits of the CHKL Group as from the First Closing; and 51% of the consolidated profits of the CHKL Group as from the Second Closing.

As soon as practicable after the signing of the Agreement, TELC shall execute the Equity Transfer Agreements as transferor and the Company shall procure that CLEL shall execute the Equity Transfer Agreements as transferee for the STE Equity Interest and TCE Equity Interest.

Consideration

(i) The consideration for the CHKL First Tranche Shares shall be HK$668,360,000, subject to adjustment as described in the paragraph headed "Adjustment to the consideration" below. The consideration shall be paid by TELC in cash in the following manner:

   (a) HK$534,688,000 shall be paid to the Company in cash at the First Closing; and

(b) the balance of HK$133,672,000 shall be paid on or before the anniversary of the date of First Closing.

The consideration for the CHKL Second Tranche Shares shall be HK$27,280,000 and shall be paid by TELC in cash at the Second Closing.

(ii) The consideration for the STE Equity Interest shall be HK$35,000,000, which shall be paid in cash at the First Closing.

(iii) The consideration for the TCE Equity Interest shall be HK$86,000,000, which shall be paid in cash at the First Closing.

However, if the 5th day after all the conditions (as detailed in the paragraph headed "Conditions" below) are satisfied or waived falls on a date between the 25th and 31st of March 2009 (both dates inclusive), the First Closing shall take place on 31 March 2009 save and except that the payment obligations under (i)(a), (ii) and (iii) above shall be satisfied within 5 Business Days after 31 March 2009.

Adjustment to the consideration

The consideration for the CHKL Sale Shares was agreed between the parties based on arm's length negotiations with reference to the profitability and net asset value of the Elevator Business only of the CHKL Group. In the event that the consolidated net asset value of the CHKL Group as of the First Closing Date (the "Closing CHKL NAV") shall differ from HK$78,521,728 (the "Agreed CHKL NAV") by more than HK$2,000,000, the consideration shall be adjusted in the following manner:

(i) if the Closing CHKL NAV is higher than the Agreed CHKL NAV, TELC shall within 30 days from the date on which the Closing CHKL NAV is agreed or determined pay to the Company a sum equivalent to 51% of the difference between the Closing CHKL NAV and the Agreed CHKL NAV; and

(ii) if the Closing CHKL NAV is less than the Agreed CHKL NAV, the Company shall within 30 days from the date on which the Closing CHKL NAV is agreed or determined pay to TELC a sum equivalent to 51% of the difference between the Closing CHKL NAV and the Agreed CHKL NAV.

The total consideration for the STE Equity Interest and TCE Equity Interest was agreed between the parties based on arm's length negotiations with reference to the combined net asset value and potential profitability of STE and TCE as further elaborated in the paragraph headed "Reasons for the Acquisition and the Disposal" below.

In the event that the aggregate net asset value of STE and TCE as of the First Closing Date as shown in the respective audited accounts of STE and TCE as at the First Closing Date prepared under generally accepted accounting principles in the PRC (the "Combined Closing STE and TCE NAV") shall be less than RMB400,000,000 (the "Agreed STE and TCE NAV") (equivalent to approximately HK$454.0 million) by more than RMB10,000,000 (equivalent to approximately HK$11.4 million), TELC shall within 30 days from the date on which the Combined Closing STE and TCE NAV is determined pay to the Company a sum equivalent to 20% of the difference between the Combined Closing STE and TCE NAV and the Agreed STE and TCE NAV. For the avoidance of doubt, no adjustment to the consideration will be made if the Combined Closing STE and TCE NAV is higher than the Agreed STE and TCE NAV.

Conditions

First Closing is conditional upon the satisfaction or waiver of the following conditions on or before 31 March 2009:

(i) the Reorganisation has been duly carried out and completed to the satisfaction of TELC (acting reasonably);

(ii) (a) all consent, approvals, clearances and authorisations of any relevant government or regulatory authorities and/or other relevant third parties as may be necessary for the completion of the Reorganisation and/or the execution and implementation of the Agreement by the Company have been obtained;

(b) receipt by CHKL of all relevant consents and approvals from third parties as may be necessary in conjunction with the Reorganisation such that all existing rights of the CHKL Group in relation to its Elevator Business is not in any way adversely affected by the Reorganisation after the First Closing;

(c) none of the consents, approvals, clearances, and authorisations referred to in (a) and (b) above have been revoked, withdrawn or modified at any time before the First Closing;

(iii) the passing by the Shareholders of a resolution to approve the Agreement and the transactions contemplated under the Agreement in accordance with the Listing Rules;

(iv) the clearance of all announcement(s) and circular(s) required to be issued by the Company under the Listing Rules and granting of all approvals, if necessary, by the Stock Exchange in respect of all transactions contemplated by the Agreement;

(v) receipt by the Company to its reasonable satisfaction of written evidence issued by the relevant competent authorities in the PRC approving the transfer of both of the STE Equity Interest and TCE Equity Interest as contemplated under the Equity Transfer Agreements;

(vi) the warranties, representations and undertakings given by the parties to the Agreement will be true and correct as of the First Closing Date;

(vii) the Company and TELC will have performed and complied with each of its covenants contained in the Agreement; and

(viii) no law or regulation or governmental order will have been enacted, entered, enforced, promulgated, issued in the jurisdictions in which the CHKL Group operates or deemed applicable to the consummation of the transactions contemplated by the Agreement by any federal, state, local, foreign, international or multinational entity or authority exercising executive, legislative, judicial, regulatory, administrative or taxing functions of or pertaining to government.

TELC may at any time waive in writing the conditions set out in (i) to (iv), (vi) and (vii)(where applicable) above, while the Company may at any time waive in writing any conditions in (v), (vi) and (vii)(where applicable) above.

Reorganisation

Other than the Elevator Business, CHKL and its subsidiaries currently also engages in some other business undertakings. For the purpose of the Agreement, the parties to the Agreement agree that all non-Elevator Business related companies, assets and liabilities,

operations, undertakings, commitments or otherwise shall be spun off from CHKL and its subsidiaries before the First Closing such that the sole business of the CHKL Group shall be Elevator Business as from the First Closing. The Company shall procure the completion of the Reorganisation before the First Closing in accordance with the terms contained in the Agreement, provided that certain steps for the Reorganisation as contemplated in the Agreement may extend beyond the First Closing.

Completion

The parties shall use all reasonable endeavours to procure the satisfaction of the conditions on or before 31 March 2009.

First Closing shall take place on the date determined in the manner set out below or such other date as the parties to the Agreement may agree in writing:

(i) if the 5th day after all the conditions above are satisfied or waived falls after the 25th of that month, the First Closing shall take place on the last day of the following month;

(ii) if the 5th day after all the conditions above are satisfied or waived falls on or before the 25th of that month, the First Closing shall take place on the last day of that month; or

(iii) if the 5th day after all the conditions above are satisfied or waived falls on a date between the 25th and 31st of March 2009 (both dates inclusive), the First Closing shall take place on 31 March 2009 save and except that the respective payment obligations of TELC and the Company shall be satisfied within 5 Business Days after 31 March 2009.

It is the parties' intention that the transfer of the CHKL First Tranche Shares and the transfer of STE Equity Interest and TCE Equity Interest shall take place on the First Closing Date simultaneously.

Conditional on the due completion of the First Closing, the Second Closing shall take place on or before 31 March 2010 or such other date as the parties to the Agreement may agree in writing.

INFORMATION ON CHKL GROUP

The CHKL Group is the business unit of the Group principally engaged in the Elevator Business. As at 31 March 2008, the unaudited combined net asset value of the Elevator Business only of the CHKL Group amounted to approximately HK$78.5 million. The unaudited combined results of the Elevator Business only of the CHKL Group for each of the two years ended 31 March 2007 and 2008 were as follows:

	2007	*2008*
	HK$' million	*HK$' million*
Profit before taxation	174.6	175.9
Profit after taxation	143.2	143.1

The aforesaid unaudited combined financial figures of the CHKL Group were prepared under generally accepted accounting principles in Hong Kong based on management accounts of the companies comprising the CHKL Group. In addition, the above unaudited figures were prepared based on certain assumptions which include, among others things, the assumption that the Reorganisation has been completed and the group structure of the CHKL Group had been in place incorporating the financial effects after the Reorganisation throughout the two financial years ended 31 March 2007 and 2008.

INFORMATION ON STE AND TCE

STE is a wholly-foreign owned enterprise established in the PRC in 1995 which is engaged principally in the manufacturing, sale, installation, repair, maintenance, development and design of elevators, escalators and related components in the northern part of the PRC.

TCE is a sino-foreign cooperative joint venture company established in the PRC in 1994 which is engaged principally in the manufacturing, sale, installation, repair, maintenance, development and design of elevators, escalators and related facilities in the PRC.

As at 31 December 2007, the net asset value of STE and TCE based on their respective audited accounts prepared in accordance with generally accepting accounting principles in the PRC amounted to approximately RMB118.0 million (equivalent to approximately HK$133.9 million) and RMB274.2 million (equivalent to approximately HK$311.2 million) respectively. The audited results of STE and TCE for each of the two years ended 31 December 2006 and 2007 based on their audited accounts were as follows:

	2006		2007	
	RMB' million	*(equivalent to HK$' million)*	*RMB' million*	*(equivalent to HK$' million)*
STE				
Loss before and after taxation	18.0	20.4	27.6	31.4
TCE				
Profit before taxation	12.6	14.3	29.2	33.1
Profit after taxation	7.0	8.0	21.2	24.1

REASONS FOR THE ACQUISITION AND THE DISPOSAL

The Company is an investment holding company which, through its subsidiaries, is principally engaged in the business of construction and engineering, insurance and investment, property, food and beverages, information technology and others. The Company currently has operations in China, South East Asia, Europe, North America, Australia and the Middle East. In particular, the Company's presence in the PRC property market includes cities such as Shanghai, Chengdu, Beijing, Shenzhen, Hefei and Changchun.

TELC was established in 2001 when Toshiba Corporation spun off its elevator and escalator business as a subsidiary. TELC is one of the world's leading companies in elevators and moving walks, with a network of 6 affiliates in 3 countries.

TELC and the Company have enjoyed a positive relationship since 1970 when the Company became an overseas distributor of Toshiba elevators, with responsibility for sales and engineering in Hong Kong and Singapore. The Company has been the distributor of Toshiba brand elevators and escalators in Hong Kong since 1970. The Company believes that the Acquisition and the Disposal will offer CHKL the opportunity to maximise its full potential through business synergies with TELC.

Business cooperation and coordination with TELC will be reinforced through an equity-based partnership which would further enhance the business of sales, installation, repair and maintenance of escalators, elevators and related products in Hong Kong and Singapore. By introducing TELC as the major shareholder, the Directors believe CHKL would be in a stronger position to further strengthen its competitiveness and marketability

in Hong Kong and Singapore and reinforce its ability to meet demand for elevator renewal projects in the region. Following the First Closing, the Company will hold a 51% interest in CHKL and CHKL will be accounted for as a subsidiary of the Company. After the Second Closing, the Company will continue to hold a 49% interest in CHKL and CHKL will be accounted for as an associated company of the Company. The Group is therefore able to continue to benefit from the business growth in CHKL after the Disposal. The Group is expected to record a gain from the Disposal of approximately HK$648 million based on the Agreed CHKL NAV. The actual gain from the Disposal would however depend on the actual audited net asset value of CHKL Group as of the First Closing Date.

The Acquisition would on the other hand enable the Group and TELC to become strategic partners in the development of elevator business in the PRC. The Group would be able to further strengthen and expand its current distribution network of escalators and elevators via its branches in various cities of the PRC, including Shenzhen, Zhuhai, Guangzhou, Wuhan, Chengdu, Shanghai, Dalian and Beijing through closer connection with the 2 subsidiaries of TELC. The Group's interests in STE and TCE will be accounted for as associated companies of the Company after the transfer. Despite STE and TCE incurred a combined net loss after taxation amounting to approximately RMB11.0 million and RMB6.4 million (equivalent to approximately HK$12.4 million and HK$7.3 million respectively) for each of the years ended 31 December 2006 and 2007 respectively, the Company has confidence in the profitability potential of STE and TCE, taking note of (i) the steps in place to enhance the efficient use of resources among STE and TCE; (ii) the business plan of STE and TCE to put more efforts on marketing and promotion; and (iii) the enormous business opportunities brought by the rapid urbanisation in the PRC.

With the new cross shareholding relationship, the Group and TELC will use the Group's management resources to enhance sales, installation and maintenance in the PRC, the largest elevator equipment market in the world. Building further on that, both the Group and TELC will seek to extend the already strong presence in Hong Kong and Singapore, to expand maintenance operations in the Southeast Asia, and to reinforce their ability to meet demand for elevator renewal projects in the region, and to enter into new markets such as India and Middle East.

The proceeds from the Disposal (net of expenses) are estimated to be approximately HK$688 million. The Company intends to apply the proceeds from the Disposal to repay the bank borrowings of the Group and for general working capital purposes. The consideration for the Acquisition will be satisfied by internal resources of the Group.

Based on the above, the Directors (including the independent non-executive Directors) consider that the terms and conditions of the Agreement are fair and reasonable, and the Disposal and the Acquisition are in the interest of the Company and the Shareholders as a whole.

GENERAL

The Disposal constitutes a major transaction for the Company under the Listing Rules and requires the approval of the Shareholders. As no Shareholder has a material interest in the Disposal which is different from the other Shareholders, no Shareholder is required to abstain from voting. Dr. Chow, the controlling Shareholder holding 154,682,359 Shares (representing approximately 55.73% of the total of 277,564,090 issued Shares) as at the date hereof, has given his written consent for the Disposal. The written consent has been accepted in lieu of holding a special general meeting to approve the Agreement pursuant to Rule 14.44 of the Listing Rules. The Acquisition constitutes a discloseable transaction for the Company under the Listing Rules.

A circular containing, among other things, information on the Agreement and the Equity Transfer Agreements, the financial information of the Group and other information as required under the Listing Rules will be despatched to the Shareholders as soon as practicable.

RESUMPTION OF TRADING

Trading of the Shares has been suspended with effect from 9:30 a.m. on 1 December 2008 pending the release of this announcement. An application has been made by the Company to the Stock Exchange for the resumption in trading of the Shares with effect from 9:30 a.m. on 5 December 2008.

DEFINITIONS

"Acquisition"	the acquisition of the STE Equity Interest and the TCE Equity Interest pursuant to the terms and conditions of the Agreement and Equity Transfer Agreements

"Agreement"	the agreement dated 28 November 2008 entered into between the Company and TELC regarding the sale and purchase of the CHKL Sale Shares, the STE Equity Interest and the TCE Equity Interest
"Board"	the board of Directors
"Business Days"	shall mean days (other than Saturday) on which commercial banks are generally open for banking business in Hong Kong and Japan
"CHKL"	Chevalier (HK) Limited, a wholly-owned subsidiary of the Company as at the date of the Agreement
"CHKL Group"	CHKL together with its subsidiaries and its associated company, Shiba Tech Corporation Limited as at the First Closing
"CHKL First Tranche Shares"	59,113,600 CHKL Shares, which shall represent 49% of the issued share capital of CHKL as at the First Closing
"CHKL Sale Shares"	together, the CHKL First Tranche Shares and the CHKL Second Tranche Shares
"CHKL Second Tranche Shares"	2,412,800 CHKL Shares, which shall represent 2% of the issued share capital of CHKL as at the First Closing
"CHKL Shares"	ordinary shares of CHKL of HK$0.25 each
"CLEL"	Chevalier Lifts and Escalators (China) Limited, a wholly-owned subsidiary of the Company
"Company"	Chevalier International Holdings Limited, a company incorporated in Bermuda with limited liability whose shares are listed on the Main Board of the Stock Exchange (stock code : 25)
"Directors"	the directors of the Company
"Disposal"	the disposal of the CHKL Sale Shares pursuant to the terms and conditions of the Agreement

"Dr. Chow"	Dr. Chow Yei Ching, the Chairman and Managing Director of the Company and the controlling Shareholder
"Elevator Business"	the business of research and development, design, assembly, sale, marketing, distribution, installation, maintenance, repair and/or servicing of elevators, escalators, autowalks, moving ramp products and/or their derivative products and/or their components, and manufacturing of components of elevators, escalators, autowalks, moving ramp products and/or their derivative products
"Equity Transfer Agreements"	the equity transfer agreements in respect of each of the transfer of 20% of the equity interest in STE and TCE to be executed between TELC and CLEL, which form part of the terms of the Agreement
"First Closing"	closing of the sale and purchase of the CHKL First Tranche Shares and the transfer of the beneficial interest in STE Equity Interest and TCE Equity Interest, on or before 31 March 2009 unless agreed to be postponed by both the Company and TELC
"First Closing Date"	the date on which the First Closing takes place
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China, excluding Hong Kong, the Macao Special Administrative Region and Taiwan for the purpose of this announcement
"Reorganisation"	the reorganisation of CHKL to be implemented pursuant to the Agreement as a result of which the sole business of the CHKL Group shall be Elevator Business

"Second Closing"	closing of the sale and purchase of the CHKL Second Tranche Shares on or before 31 March 2010 or any other dates as agreed by both the Company and TELC
"Share(s)"	ordinary share(s) of HK$1.25 each in the capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"STE"	Toshiba Elevator (Shenyang) Co., Ltd., a wholly-foreign owned enterprise established in the PRC
"STE Equity Interest"	20% of the registered capital of STE
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"TCE"	Toshiba Elevator (China) Co., Ltd., a sino-foreign cooperative joint venture company established in the PRC
"TCE Equity Interest"	20% of the registered capital of TCE
"TELC"	Toshiba Elevator and Building Systems Corporation
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC

For illustration purpose, amounts in foreign currencies in this announcement are translated into HK$ at the exchange rate of RMB1 to HK$1.135.

By order of the Board
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

Hong Kong, 4 December 2008

As at the date of this announcement, the Board comprises Dr. Chow Yei Ching (Chairman and Managing Director), Messrs. Kuok Hoi Sang (Vice Chairman and Managing Director), Tam Kwok Wing (Deputy Managing Director), Chow Vee Tsung, Oscar, Ho Chung Leung and Ho Sai Hou as executive Directors and Dr. Chow Ming Kuen, Joseph, Mr. Sun Kai Dah, George and Mr. Yang Chuen Liang, Charles as independent non-executive Directors.

* *for identification only*

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

其士國際集團有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock code: 25)

DISCLOSEABLE TRANSACTION

Financial adviser to Chevalier International Holdings Limited

Optima Capital Limited

On 28 November 2008, Chevalier Hefei, an indirect wholly-owned subsidiary of the Company, entered into the Agreements with Anhui Travel and Anxing Development, whereby Anxing Development and Chevalier Hefei agreed to subscribe in cash for the increased registered capital of Hua Qiao Hotel of RMB78,000,000 and RMB132,600,000 respectively, and the capital required to be contributed by Anhui Travel is RMB49,400,000. The contribution by Anhui Travel will be satisfied by Anhui Travel implementing a reorganisation of Hua Qiao Hotel to the effect that only the Included Assets will remain at Hua Qiao Hotel. Upon Completion, Chevalier Hefei, Anhui Travel and Anxing Development will hold 51%, 19% and 30% respectively of the enlarged registered capital of Hua Qiao Hotel.

The site for the Joint Development Project undertaken by Hua Qiao Hotel is located at Hefei, Anhui Province, the PRC. It is currently planned that the Joint Development Project would comprise serviced apartments and commercial buildings as well as shopping mall.

The Subscription constitutes a discloseable transaction of the Company under the Listing Rules. A circular containing, among other things, details of the Agreements and other information as required under the Listing Rules will be despatched to the Shareholders as soon as practicable.

BACKGROUND

Reference is made to the announcement of the Company dated 11 July 2006 and the circular dated 2 August 2006 in relation to a discloseable transaction involving an agreement to undertake the Joint Development Project in Hefei, Anhui Province, the PRC.

As disclosed in the aforesaid announcement and circular, Chevalier Chengdu entered into the Development Agreement with the Original JV Partners with the intention to jointly develop a commercial complex on a site situated at Chang Jiang Road Central, Hefei, Anhui Province, the PRC. Pursuant to the Development Agreement, Chevalier Chengdu and the Original JV Partners would bear the cost and share the economic interests in the Joint Development Project on a 51:49 basis. The total investment for the Joint Development Project was RMB750,000,000, of which RMB112,870,000 would be contributed by Chevalier Chengdu in cash and RMB108,440,000 would be contributed by the Original JV Partners by transferring the Land held by Hua Qiao Hotel to the Joint Development Project as their total capital commitment under the Development Agreement. The remaining investment was expected to be financed by external borrowings or be borne by Chevalier Chengdu and the Original JV Partners on a 51:49 basis. It was intended that in due course the Joint Development Project will be undertaken by the Joint Venture Company to be established in the PRC among Chevalier Chengdu and the Original JV Partners, subject to the relevant PRC government approvals. Once the Joint Venture Company is set up, the contributions made by Chevalier Chengdu and the Original JV Partners to the Joint Development Project will be transferred to the Joint Venture Company as their respective capital contributions.

Since the signing of the Development Agreement, Chevalier Chengdu has contributed a total of RMB112,870,000 to the Joint Development Project in accordance with the terms of the Development Agreement. Such amount has been treated as a loan to Hua Qiao Hotel.

As a result of the problems encountered with transferring the Joint Development Project into the Joint Venture Company, the Joint Venture Company has not been established as at the date hereof. The parties to the Development Agreement therefore agreed that instead of injecting the Joint Development Project into the Joint Venture Company, the Group shall inject its capital into Hua Qiao Hotel and Hua Qiao Hotel shall apply to the relevant authorities for the increase in registered capital and the reorganisation from a state-owned enterprise into a sino-foreign joint venture company. In this connection, Chevalier Hefei, Anhui Travel and Anxing Development entered into the Agreements to reflect the revised structure and record the rights and obligations of the parties in Hua Qiao Hotel. The major terms of the Agreements are set out below.

THE SUBSCRIPTION AGREEMENT

Date:

28 November 2008

Parties:

(i) Anhui Travel;

(ii) Chevalier Hefei; and

(iii) Anxing Development.

Chevalier Hefei is an indirect wholly-owned subsidiary of the Company established in Hong Kong with limited liability. It is principally engaged in investment holding.

Anhui Travel is a state-owned enterprise established in the PRC and is principally engaged in the provision of tourism services and information consulting services. Anhui Travel currently holds the entire equity interest in Hua Qiao Hotel.

Anxing Development is a joint-stock company with limited liability established in the PRC and is principally engaged in property development and trading of building materials and chemical. To the best of the Directors' knowledge, information and belief and after making all reasonable enquiries, Anxing Lianhe holds a 31% equity interest in Anxing Development.

As described in the paragraph headed "Background" above, Chevalier Chengdu has contributed a total amount of RMB112,870,000 from July 2006 to January 2008 to the Joint Development Project and such amount has been treated as a loan to Hua Qiao Hotel. Save for the amount due by Hua Qiao Hotel, to the best of the Directors' knowledge, information and belief and after making all reasonable enquiries, Anhui Travel, Anxing Development and their respective ultimate beneficial owners are third parties independent of the Company and its connected persons (as defined under the Listing Rules).

Apart from the above, there was no prior transaction and relationship with Anhui Travel, Anxing Development and each of their respective ultimate beneficial owners in the last 12 months which would otherwise require aggregation under Rule 14.22 of the Listing Rules.

Principal terms of the Subscription:

(i) Pursuant to the Subscription Agreement, Hua Qiao Hotel will apply to the relevant PRC authorities for the increase in registered capital from RMB12,123,000 (equivalent to approximately HK$13.8 million) to RMB260,000,000 (equivalent to HK$295.1 million).

(ii) Subject to the relevant authorities approving the reorganisation of Hua Qiao Hotel into a sino-foreign joint venture company, the increased registered capital of Hua Qiao Hotel shall be contributed (a) in cash by Anxing Development and Chevalier Hefei in the amount of RMB78,000,000 (equivalent to approximately HK$88.5 million) and RMB132,600,000 (equivalent to approximately HK$150.5 million) respectively within 20 working days from the approval of the reorganisation of Hua Qiao Hotel into a sino-foreign joint venture company and the issue of relevant approval certificates; and (b) as to RMB49,400,000 (equivalent to approximately HK$56.1 million) by Anhui Travel implementing the reorganisation of Hua Qiao Hotel as described in the paragraph headed "Information on Hua Qiao Hotel" below to the effect that only the Included Assets will remain at Hua Qiao Hotel. The cash contribution by Chevalier Hefei shall be satisfied in Hong Kong dollars.

(iii) Upon Completion, Chevalier Hefei, Anhui Travel and Anxing Development will hold 51%, 19% and 30% respectively of the enlarged registered capital of Hua Qiao Hotel.

Conditions:

The Subscription Agreement is subject to and conditional upon the fulfillment of following conditions:

(i) the approval of 安徽省國有資產管理部門 (State-owned Assets Administration Department of Anhui Province) for the contribution of the Included Assets by Anhui Travel into Hua Qiao Hotel, the increase in the registered capital of Hua Qiao Hotel and the transactions contemplated under the Agreements being obtained;

(ii) Anhui Travel, Chevalier Hefei and Anxing Development having signed the JV Agreement and the new articles of association of Hua Qiao Hotel;

(iii) the approvals of the relevant regulatory authorities in the PRC, including but not limited to the approval of 中華人民共和國商務部 (the Ministry of Commerce), of the Agreements and the new articles of association of Hua Qiao Hotel being obtained;

(iv) there being no restriction, objection or impediment from any relevant governmental authorities which would otherwise prevent the increase in the registered capital of Hua Qiao Hotel;

(v) Anhui Travel, Chevalier Hefei and Anxing Development having obtained the approvals of their respective directors or shareholders for the execution of the Agreements, the new articles of association of Hua Qiao Hotel and other necessary documentations in connection with the transactions contemplated thereunder in accordance with the requirements of their respective articles of association;

(vi) Hua Qiao Hotel having obtained all necessary consents and approvals for the Subscription Agreement and the adoption of the new articles of association;

(vii) Anhui Travel having duly completed a reorganisation of Hua Qiao Hotel to the effect that the Excluded Assets shall be transferred out of Hua Qiao Hotel;

(viii) the land and buildings included in the Included Assets shall be free from liens, charges, mortgages, court orders and other encumbrances;

(ix) the due appointment by each party of the appropriate number of directors to the board of directors of Hua Qiao Hotel pursuant to the new articles of association of Hua Qiao Hotel;

(x) all the representations and warranties given by the parties to the Subscription Agreement remaining true and accurate in all respects up to and including the date of Completion; and

(xi) the approval of the Stock Exchange for the Agreements and the transactions contemplated thereunder having been obtained.

Chevalier Hefei shall have the right to waive all the above conditions by giving written notice to the other parties. Completion shall take place on the date the above conditions are satisfied or waived.

Board composition

Upon Completion, Hua Qiao Hotel shall become a sino-foreign joint venture company. Its board of directors shall comprise seven members, of which four will be appointed by Chevalier Hefei, two by Anhui Travel and one by Anxing Development.

Information on Hua Qiao Hotel

Hua Qiao Hotel was established on 21 October 1982 under the PRC laws to engage in the provision of tourism services and property development. At present, Hua Qiao Hotel is 100% owned by Anhui Travel.

In addition to holding the Land for the Joint Development Project, Hua Qiao Hotel also carries on other hotel related operations. Pursuant to the terms of the Subscription Agreement, prior to Completion, a reorganisation of Hua Qiao Hotel is required to be implemented to the effect that principally those assets and liabilities of Hua Qiao Hotel, which are directly related to the Joint Development Project, and advances from Chevalier Chengdu, Anhui Travel and Anxing Development to Hua Qiao Hotel (being the Included Assets) shall remain, while the other unrelated assets and liabilities (being the Excluded Assets) shall be transferred by Anhui Travel out of Hua Qiao Hotel.

Based on an asset appraisal report prepared by an independent valuer in the PRC, the value of the Included Assets amounted to approximately RMB84.4 million as at 30 April 2008. The Land comprised in the Included Assets was valued based on direct comparison approach by making reference to comparable sales evidence as available in the relevant market; while the other Included Assets are valued based on the net book value as shown in the management accounts of Hua Qiao Hotel. The value of the Included Assets shall be verified by an independent assessor to be appointed and approved by Chevalier Hefei, Anhui Travel and Anxing Development before Completion. If the value of the Included Assets as assessed is less than RMB49,400,000, Anhui Travel shall make up the shortfall in cash to Hua Qiao Hotel. If the value of the Included Assets exceeds RMB49,400,000, the excess shall be treated as a loan from Anhui Travel to Hua Qiao Hotel.

Based on the management accounts of Hua Qiao Hotel prepared under generally accepted accounting principles in the PRC and assuming the reorganisation of Hua Qiao Hotel has been completed, the Included Assets of Hua Qiao Hotel recorded net loss (both before and after tax) of approximately RMB1,000 and RMB5,000 for the years ended 31 December 2006 and 2007 respectively. The net asset value of the Included Assets of Hua Qiao Hotel as at 31 December 2007 was approximately RMB16.1 million.

After Completion, Hua Qiao Hotel will be accounted for as a jointly controlled entity in the accounts of the Group.

THE JV AGREEMENT

In conjunction with the Subscription Agreement and the reorganisation of Hua Qiao Hotel into a sino-foreign joint venture company, the parties to the Subscription Agreement also entered into the JV Agreement on 28 November 2008 to record the respective rights and obligations of the parties in the operations of Hua Qiao Hotel after Completion. The new articles of association of Hua Qiao Hotel was also executed by the parties on the same date. In particular, it was agreed in the JV Agreement that:

(i) the joint venture term of Hua Qiao Hotel shall be 20 years from the date of the issue of the certificate of approval for establishment of Hua Qiao Hotel as a sino-foreign joint venture by the relevant regulatory authority in the PRC;

(ii) the parties to the JV Agreement shall be entitled to the profits and assets of Hua Qiao Hotel in proportion to their respective equity interests in Hua Qiao Hotel;

(iii) the development costs for the Joint Development Project or the other costs of Hua Qiao Hotel which are in excess of the capital contribution by the parties under the Subscription Agreement shall be funded by external borrowings as far as practicable;

(iv) except for certain matters as stipulated in the JV Agreement which shall be approved unanimously by the board of directors of Hua Qiao Hotel, all board resolutions of Hua Qiao shall be passed by two-third of the members of the board; and

(v) pre-emptive rights are given to the other shareholders if any one shareholder of Hua Qiao Hotel intends to dispose of its interest in Hua Qiao Hotel.

INFORMATION ON THE JOINT DEVELOPMENT PROJECT

The site for the Joint Development Project initially comprises the Land which is located at Chang Jiang Road Central, Hefei, Anhui Province, the PRC. After the signing of the Development Agreement, further land was acquired for the Joint Development Project. It is intended that the total site area for the Joint Development Project shall be approximately 21,000 sq. m., which shall be developed into serviced apartments, commercial buildings as well as shopping mall with total floor area of approximately 182,000 sq. m. The detailed development plan is still subject to finalisation after Completion.

At present, preliminary foundation work has commenced at the site. It is expected that the total development costs for the Joint Development Project are approximately RMB1,100 million and the entire development will be completed in late 2011. The development is intended to be named as 華僑廣場 (Hua Qiao Plaza*) after completion.

REASONS FOR THE SUBSCRIPTION

The Company is an investment holding company which, through its subsidiaries, is principally engaged in the business of construction and engineering, insurance and investment, property, food and beverages, information technology and others. The

Company currently has operations in China, South East Asia, Europe, North America, Australia and the Middle East. In particular, the Company's presence in the PRC property market includes cities such as Shanghai, Chengdu, Beijing, Shenzhen, Hefei and Changchun.

Hefei is the capital city and an important industrial centre of the Anhui Province, with a total area of approximately 7,266 square kilometers and a population of approximately 4.8 million as of 2007. The development site for the Joint Development Project is situated at a prime location in Hefei, which gives the Joint Development Project a competitive advantage in terms of location. Like other PRC urban cities, Hefei has attained fast economic growth in recent years. This fast economic growth has created increasing demand for commercial and residential properties. The Group is positive about the property market in Hefei and had entered into the Development Agreement to participate in the Joint Development Project. As explained in the paragraph headed "Background" above, due to the problems encountered in transferring the Joint Development Project into the Joint Venture Company, the parties agreed that direct participation into Hua Qiao Hotel would be the appropriate structure and accordingly the Agreements were entered into in place of the Development Agreement. Under the Agreements, the Group will hold a 51% interest in the Joint Development Project which is the same as the original intention under the Development Agreement. Due to the inclusion of additional site area and the changes in the land price for the Land, the total development costs for the Joint Development Project is expected to be more than those estimated at the time of the Development Agreement. Accordingly, cash contribution will be made pursuant to the Subscription Agreement by Chevalier Hefei and Anxing Development to fund the additional development costs. The amount previously contributed by Chevalier Chengdu to the Joint Development Project will remain as a loan to Hua Qiao Hotel after Completion.

The terms of the Agreements were negotiated among the parties to the Agreements on an arm's length basis. Having considered the development potential of the Joint Development Project and the fact that the Group's percentage equity interest and other principle rights and obligations in the Joint Development Project remain the same as those under the Development Agreement, the Directors (including the independent non-executive Directors) consider that the terms of the Agreements are fair and reasonable and the entering into of the Agreements is in the interests of the Company and the Shareholders as a whole.

The contribution to the registered capital of Hua Qiao Hotel by Chevalier Hefei is to be funded from internal resources of the Group and/or bank borrowings.

GENERAL

The Subscription constitutes a discloseable transaction of the Company under the Listing Rules. A circular containing, among other things, details of the Agreements and other information as required under the Listing Rules will be despatched to the Shareholders as soon as practicable.

DEFINITIONS

"Agreements"	the Subscription Agreement and the JV Agreement
"Anhui Travel"	安徽省旅遊集團有限公司 (Anhui Province Travel Group Company Limited*), a state-owned enterprise established in the PRC
"Anxing Development"	安徽安興發展股份有限公司 (Anhui Anxing Development Joint-Stock Company Limited*), a joint-stock company established in the PRC with limited liability
"Anxing Lianhe"	安徽安興聯合總公司 (Anhui Anxing Lianhe Corporation*), a state-owned enterprise established in the PRC
"Board"	the board of Directors
"Chevalier Chengdu"	其士(成都)投資管理有限公司 (Chevalier (Chengdu) Investment Management Limited*), an indirect wholly-owned subsidiary of the Company established as a wholly-foreign owned enterprise in the PRC with limited liability
"Chevalier Hefei"	Chevalier Investment (Hefei) Limited, an indirect wholly-owned subsidiary of the Company established in Hong Kong with limited liability
"Company"	Chevalier International Holdings Limited, a company incorporated in Bermuda with limited liability whose shares are listed on the Stock Exchange
"Completion"	completion of the Agreements

"Development Agreement"	the joint development project agreement dated 27 June 2006 entered into between Chevalier Chengdu and the Original JV Partners to undertake the Joint Development Project
"Directors"	the directors of the Company
"Excluded Assets"	certain assets and liabilities of Hua Qiao Hotel (such as the businesses of 安徽省華僑飯店商貿公司(Anhui Province Hua Qiao Hotel Trading Company*),安徽省華僑飯店勞動服務公司(Anhui Province Hua Qiao Hotel Labour Services Company*) and 安徽省華僑飯店商品部(Anhui Province Hua Qiao Hotel Commercial Products Division*)), which are not directly related to the Joint Development Project and are to be transferred by Anhui Travel out of Hua Qiao Hotel and will not be included as capital contribution by Anhui Travel pursuant to the terms of the Subscription Agreement
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hua Qiao Hotel"	安徽省華僑飯店 (Anhui Province Hua Qiao Hotel*), a company established in the PRC which is currently wholly-owned by Anhui Travel and is to be renamed as 安徽省華僑飯店有限公司 (Anhui Province Hua Qiao Hotel Company Limited*) after the reorganisation into a sino-foreign joint venture enterprise
"Included Assets"	certain assets and liabilities of Hua Qiao Hotel (which are principally directly related to the Joint Development Project) and advances from Chevalier Chengdu, Anhui Travel and Anxing Development to Hua Qiao Hotel, which are to be remained in Hua Qiao Hotel as capital contribution by Anhui Travel pursuant to the terms of the Subscription Agreement
"Joint Development Project"	the commercial complex known as 華僑廣場 (Hua Qiao Plaza*) to be developed at the Land
"Joint Venture Company"	a joint venture company intended to be established in the PRC with limited liability by Chevalier Chengdu and the Original JV Partners

"JV Agreement"	the joint venture agreement dated 28 November 2008 entered into between Chevalier Hefei, Anhui Travel and Anxing Development in relation to the rights and obligations of the parties in Hua Qiao Hotel
"Land"	a parcel of land situated at Chang Jiang Road Central in Hefei, Anhui Province, the PRC and is owned by Hua Qiao Hotel which was intended to be contributed to the Joint Development Project by the Original JV Partners
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Original JV Partners"	Hua Qiao Hotel and Anxing Lianhe
"PRC"	the People's Republic of China, excluding Hong Kong, the Macao Special Administrative Region and Taiwan for the purpose of this announcement
"Shareholders"	the holders of the shares of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	the proposed cash subscription of RMB132,600,000 by Chevalier Hefei in the enlarged registered capital of Hua Qiao Hotel pursuant to the Subscription Agreement
"Subscription Agreement"	the agreement relating to the subscription of the increased registered capital of Hua Qiao Hotel dated 28 November 2008 made between Chevalier Hefei, Anhui Travel and Anxing Development
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"sq. m."	square metres

By order of the Board of
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

Hong Kong, 4 December 2008

* *for identification only*

The exchange rate of RMB1.00 to HK$1.135 used in this announcement is for reference only.

As at the date of this announcement, the Board comprises Dr. Chow Yei Ching (Chairman and Managing Director), Mr. Kuok Hoi Sang (Vice Chairman and Managing Director), Mr. Tam Kwok Wing (Deputy Managing Director), Mr. Chow Vee Tsung, Oscar, Mr. Ho Chung Leung and Mr. Ho Sai Hou as executive Directors and Dr. Chow Ming Kuen, Joseph, Mr. Sun Kai Dah, George and Mr. Yang Chuen Liang, Charles as independent non-executive Directors.

2008 NOV 21 A 2:35

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 025)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2008

INTERIM RESULTS

The Directors of Chevalier International Holdings Limited (the "Company") hereby announce the unaudited condensed consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30th September, 2008, together with the comparative figures for the corresponding period in 2007 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT
For the six months ended 30th September, 2008

		Unaudited six months ended 30th September,	
		2008	2007
	Note	***HK$'000***	*HK$'000*
Revenue	*3*	**2,782,272**	2,647,409
Cost of sales		**(2,521,217)**	(2,214,536)
Gross profit		**261,055**	432,873
Other (expenses)/income, net	*4*	**(103,992)**	37,003
Other losses, net		**(3,478)**	(805)
Selling and distribution costs		**(177,009)**	(200,278)
Administrative expenses		**(64,836)**	(57,597)
Gain on disposal of subsidiaries	*5*	**110,733**	–
Operating profit		**22,473**	211,196
Share of results of associates		**9,805**	5,215
Share of results of jointly controlled entities		**(4,284)**	(2,453)
		27,994	213,958
Finance income	*6*	**5,396**	6,613
Finance costs	*6*	**(51,554)**	(71,754)
Finance costs, net	*6*	**(46,158)**	(65,141)
(Loss)/profit before taxation	*7*	**(18,164)**	148,817
Income tax expenses	*8*	**(6,787)**	(23,454)
(Loss)/profit for the period		**(24,951)**	125,363
Attributable to:			
Equity holders of the Company		**15,360**	112,579
Minority interests		**(40,311)**	12,784
		(24,951)	125,363
Dividends	*9*	**15,266**	44,573
Earnings per share			
– Basic and diluted *(HK$ per share)*	*10*	**0.06**	0.40

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th September, 2008

	Note	Unaudited 30th September, 2008 HK$'000	Audited 31st March, 2008 HK$'000
Non-current assets			
Investment properties		1,125,253	1,117,445
Property, plant and equipment		572,966	769,438
Prepaid lease payments		439,812	446,018
Goodwill		163,586	210,330
Other intangible assets		135,559	161,044
Interests in associates		229,018	172,818
Interests in jointly controlled entities		268,311	264,745
Available-for-sale investments		319,742	293,224
Investments at fair value through profit or loss		107,767	134,005
Deferred tax assets		8,388	25,438
Other non-current assets		478,988	403,187
		3,849,390	3,997,692
Current assets			
Inventories		230,409	338,717
Properties for sale		227,001	258,945
Debtors, deposits and prepayments	*11*	1,350,053	1,450,026
Amounts due from associates		70,945	19,273
Amounts due from jointly controlled entities		241,030	240,820
Amounts due from customers for contract work		348,828	312,422
Investments at fair value through profit or loss		342,327	760,218
Derivative financial instruments		2,939	9,460
Bank balances and cash		1,154,303	1,191,145
		3,967,835	4,581,026
Current liabilities			
Creditors, bills payable, deposits and accruals	*12*	954,283	1,321,692
Unearned insurance premiums – due within one year		24,328	26,503
Outstanding insurance claims		193,802	215,572
Amounts due to associates		22,801	5,926
Amounts due to customers for contract work		499,790	260,681
Deferred income		24,694	24,484
Provision for taxation		68,665	71,465
Derivative financial instruments		28,290	38,930
Bank borrowings		522,133	723,584
Other loans		–	315
Dividend payable		80,789	–
Other payable		7,760	7,760
		2,427,335	2,696,912
Net current assets		1,540,500	1,884,114
Total assets less current liabilities		5,389,890	5,881,806

	Note	Unaudited 30th September, 2008 HK$'000	Audited 31st March, 2008 HK$'000
Capital and reserves			
Share capital		**348,228**	348,228
Reserves		**2,925,393**	2,973,919
Equity attributable to equity holders of the Company		**3,273,621**	3,322,147
Minority interests		**393,317**	445,036
Total equity		**3,666,938**	3,767,183
Non-current liabilities			
Unearned insurance premiums – due over one year		**10,425**	11,357
Deferred tax liabilities		**202,235**	206,231
Bank borrowings		**1,110,433**	1,511,621
Other loans		**–**	1,384
Convertible bonds – liability component		**397,459**	381,275
Convertible bonds – derivative component		**2,400**	2,755
		1,722,952	2,114,623
Total equity and non-current liabilities		**5,389,890**	5,881,806

Notes

1 Basis of preparation and accounting policies

The condensed consolidated financial statements have been prepared in accordance with applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

2 Principal accounting policies

These condensed consolidated financial statements have been prepared under the historical cost convention except for investment properties and financial instruments, which are stated at fair values.

The accounting policies and methods of computation used in the preparation of the condensed consolidated financial statements are consistent with those used in the annual financial statements of the Group for the year ended 31st March, 2008. The HKICPA has issued a number of new Hong Kong Financial Reporting Standards, revised HKASs and interpretations to existing standards. For those which are effective for accounting periods beginning on 1st April, 2008, the adoption has no significant impact on the Group's results and financial position; and for those which are not yet effective, the Group is in the process of assessing their impact on the Group's results and financial position.

3 Business and geographical segments

Revenue and results

(a) *By business segment*

For management purposes, the Group is organised on a worldwide basis into five divisions. These divisions are the basis on which the Group reports its primary segment information.

Segment information about these businesses is presented below.

For the six months ended 30th September, 2008

	Construction and engineering *HK$'000*	Insurance and investment *HK$'000*	Property *HK$'000*	Food and beverages *HK$'000*	Computer and information communication technology and others *HK$'000*	Consolidated *HK$'000*
REVENUE						
Total segment revenue	1,922,545	42,236	220,783	155,939	484,077	2,825,580
Inter-segment revenue	(510)	(6,161)	(31,512)	-	(5,125)	(43,308)
External revenue	1,922,035	36,075	189,271	155,939	478,952	2,782,272
RESULTS						
Segment results	(74,357)	(98,776)	79,817	(3,455)	14,474	(82,297)
Gain on disposal of subsidiaries	110,733	-	-	-	-	110,733
Unallocated corporate expenses						(5,963)
Share of results of associates	1,624	-	1,856	5,357	968	9,805
Share of results of jointly controlled entities	333	-	(4,617)	-	-	(4,284)
Finance income						5,396
Finance costs						(51,554)
Loss before taxation						(18,164)
Income tax expenses						(6,787)
Loss for the period						(24,951)

For the six months ended 30th September, 2007

	Construction and engineering *HK$'000*	Insurance and investment *HK$'000*	Property *HK$'000*	Food and beverages *HK$'000*	Computer and information communication technology and others *HK$'000*	Consolidated *HK$'000*
REVENUE						
Total segment revenue	1,800,274	67,824	182,758	142,871	494,833	2,688,560
Inter-segment revenue	(153)	(10,704)	(23,559)	-	(6,735)	(41,151)
External revenue	1,800,121	57,120	159,199	142,871	488,098	2,647,409
RESULTS						
Segment results	78,543	49,801	65,414	5,706	16,674	216,138
Unallocated corporate expenses						(4,942)
Share of results of associates	989	–	1,799	2,878	(451)	5,215
Share of results of jointly controlled entities	652	–	(3,105)	–	–	(2,453)
Finance income						6,613
Finance costs						(71,754)
Profit before taxation						148,817
Income tax expenses						(23,454)
Profit for the period						125,363

Note: Inter-segment revenue is charged at prices determined by management with reference to market prices.

(b) *By geographical segment*

	Revenue Six months ended 30th September, 2008 *HK$'000*	2007 *HK$'000*
Hong Kong	**1,258,439**	1,373,032
Macau	**707,744**	367,045
Canada	**233,939**	229,367
Australia	**158,513**	111,562
Europe	**150,728**	316,494
Singapore	**115,984**	78,874
U.S.A	**64,073**	77,496
Mainland China	**59,702**	69,917
Thailand	**25,303**	20,111
Others	**7,847**	3,511
	2,782,272	2,647,409

4 **Other (expenses)/income, net**

	Six months ended 30th September, 2008 HK$'000	2007 HK$'000
Included in other (expenses)/income, net are:		
Fair value (loss)/gain on investments at fair value through profit or loss	(58,415)	38,313
Fair value gain/(loss) on derivative financial instruments	5,865	(17,179)
Realised loss on investments at fair value through profit or loss	(68,896)	(10,605)
Realised gain on derivative financial instruments	6,310	8,717
Interest from amounts due from associates	4,240	216
Interest from amounts due from jointly controlled entities	708	979
Commission income	121	170

5 **Gain on disposal of subsidiaries**

On 16th May, 2008, the Group entered into sale and purchase agreement with Sekisui Chemical Co., Ltd. in connection with disposal of the Group's 75% interest in CPT Chevalier Pipe Technologies GmbH ("CPT"). The gain on disposal will be adjusted subject to finalisation of the consolidated net asset value of CPT and its subsidiaries as at 31st March, 2008.

6 **Finance costs, net**

	Six months ended 30th September, 2008 HK$'000	2007 HK$'000
Interest on bank loans wholly repayable within five years and overdrafts	31,132	53,836
Interest on convertible bonds wholly repayable within five years	20,422	17,918
	51,554	71,754
Less: Interest from bank deposits	(5,396)	(6,613)
	46,158	65,141

7 **(Loss)/profit before taxation**

	Six months ended 30th September, 2008 HK$'000	2007 HK$'000
(Loss)/profit before taxation has been arrived at after charging the following:		
Cost of inventories recognised as expenses	630,518	566,019
Staff costs	380,658	473,404
Less: Amount capitalised to contract work	(38,475)	(51,988)
	342,183	421,416
Operating lease payments in respect of leasing of		
– premises under minimum lease payments	51,318	46,948
– premises under contingent rent	3,347	4,459
– equipment	2,602	5,409
	57,267	56,816
Depreciation of property, plant and equipment	40,991	43,162

8 Income tax expenses

	Six months ended 30th September,	
	2008	2007
	HK$'000	*HK$'000*
Current tax		
Hong Kong	**5,656**	12,753
Overseas	**8,259**	10,337
	13,915	23,090
Deferred tax		
Current period	**(4,199)**	364
Attributable to change in tax rate	**(2,929)**	–
	6,787	23,454

Hong Kong profits tax is calculated at the rate of 16.5% (2007: 17.5%) on the estimated assessable profits after offsetting losses brought forward of each individual company. Taxation on overseas profits has been calculated on the estimated assessable profits for the period at the rates of taxation prevailing in the countries in which the business operates.

On 26th June, 2008, the Hong Kong Legislative Council passed the revenue bill 2008 which included the reduction in corporate profits tax rate by 1% from 17.5% to 16.5% effective from the year of assessment 2008/2009. The effect of such decrease has been reflected in measuring the current and deferred tax for the six months ended 30th September, 2008.

9 Dividends

	Six months ended 30th September,	
	2008	2007
	HK$'000	*HK$'000*
Interim dividend of HK$0.055 (2007: HK$0.16) per share	**15,266**	44,573

On 10th December, 2008, the Board of Directors declared an interim dividend of HK$0.055 per ordinary share. The interim dividend is not reflected as a dividend payable in these condensed consolidated financial statements, but will be reflected as an appropriation of the retained earnings for the year ending 31st March, 2009.

A 2008 final dividend of HK$0.29 per ordinary share, totally HK$80,789,000, was approved at the annual general meeting held on 26th September, 2008 and paid in October 2008. It has been reflected as an appropriation of the retained earnings for the six months ended 30th September, 2008.

10 Earnings per share

(a) *Basic*

Basic earnings per share are calculated by dividing the consolidated profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	Six months ended 30th September,	
	2008	2007
	HK$'000	*HK$'000*
Profit attributable to equity holders of the Company	**15,360**	112,579
	Number of shares	Number of shares
	'000	*'000*
Weighted average number of ordinary shares in issue	**278,582**	278,582
Basic earnings per share *(HK$)*	**0.06**	0.40

(b) *Diluted*

As the convertible bonds outstanding had an anti-dilutive effect on the basic earnings per share for both periods, the diluted earnings per share equal the basic earnings per share.

11 Debtors, deposits and prepayments

	As at 30th September, 2008	As at 31st March, 2008
	HK$'000	*HK$'000*
Trade debtors	**552,452**	701,562
Less: Provision for impairment	**(20,809)**	(26,897)
	531,643	674,665
Other debtors, deposits and prepayments	**591,047**	584,286
Retention receivables	**227,363**	191,075
	1,350,053	1,450,026

The Group has established different credit policies for customers in each of its core businesses. The average credit period granted to trade debtors was 60 days.

The ageing analysis of trade debtors is as follows:

	As at 30th September, 2008	As at 31st March, 2008
	HK$'000	*HK$'000*
0 – 60 days	**430,010**	520,322
61 – 90 days	**14,768**	52,799
Over 90 days	**86,865**	101,544
	531,643	674,665

12 Creditors, bills payable, deposits and accruals

	As at 30th September, 2008 *HK$'000*	As at 31st March, 2008 *HK$'000*
Trade creditors and bills payable	**258,075**	449,571
Consideration payable for the acquisition of certain interest in a jointly controlled entity	**58,127**	56,597
Accrued contract costs	**171,730**	274,428
Retention payables	**142,810**	128,414
Other creditors, deposits and accruals	**323,541**	412,682
	954,283	1,321,692

The ageing analysis of trade creditors and bills payable is as follows:

	As at 30th September, 2008 *HK$'000*	As at 31st March, 2008 *HK$'000*
0 – 60 days	**215,486**	360,652
61 – 90 days	**11,762**	26,030
Over 90 days	**30,827**	62,889
	258,075	449,571

13 Contingent liabilities

At the balance sheet date, the Group had contingent liabilities in respect of guarantees issued for utilised borrowings in relation to:

	As at 30th September, 2008 *HK$'000*	As at 31st March, 2008 *HK$'000*
Banking facilities granted to jointly controlled entities	**444,600**	321,900
Banking facilities granted to associates	**241,788**	46,650
	686,388	368,550

14 Capital commitment

	As at 30th September, 2008 HK$'000	As at 31st March, 2008 HK$'000
Capital expenditure contracted for but not provided in the condensed consolidated financial statements in respect of		
– acquisition of property, plant and equipment	–	2,495
– acquisition of land and building	–	41,192
– acquisition of remaining interest in an associated company *(Note)*	136,171	136,171
	136,171	179,858
Capital expenditure authorised but not contracted for and not provided for in the condensed consolidated financial statements in respect of		
– acquisition of property, plant and equipment	–	16,729
– acquisition of land and building	2,087,613	1,279,025
	2,223,784	1,475,612

In addition to the above, the Group's share of the capital commitment of its jointly controlled entities is as follows:

	As at 30th September, 2008 HK$'000	As at 31st March, 2008 HK$'000
Contracted for but not provided	146,813	216,724
Authorised but not contracted for	247,662	306,903
	394,475	523,627

Note:

At 30th September, 2008, a subsidiary of the Company, Chevalier Pacific Holdings Limited ("CPHL") has committed to acquire the remaining 51% of the issued share capital of its associated company, Sinochina Enterprises Limited ("SEL"), from Sinochina Pacific Limited, an independent third party. After that acquisition, SEL will become a wholly-owned subsidiary of CPHL. The consideration is based on the forthcoming financial results of SEL and its subsidiaries and associates for the year ending 31st December, 2008. The total consideration to acquire 100% of the issued share capital of SEL (including HK$63,829,000 paid in respect of 49% already acquired) shall not exceed HK$200,000,000.

15 Post balance sheet events

(a) Pursuant to an agreement dated 28th November, 2008 entered into among the Company, its wholly-owned subsidiary, Chevalier Lifts and Escalators (China) Limited, and Toshiba Elevator and Building Systems Corporation ("TELC"), a subsidiary of Toshiba Corporation, the Company agreed to sell 51% of shares in its wholly-owned subsidiary, Chevalier (HK) Limited ("CHKL"), to TELC in two tranches (First tranche: 49% of shares of CHKL by the date of completion which is expected to be on or before 31st March, 2009; Second tranche: 2% of shares of CHKL by 31st March, 2010) for a total cash consideration of HK$695,640,000 (First tranche: HK$668,360,000; Second tranche: HK$27,280,000) ("Disposal") (subject to adjustment); and TELC shall sell and the Group shall acquire 20% of each of the equity interests of Toshiba Elevator (Shenyang) Co., Ltd. and Toshiba Elevator (China) Co., Ltd. for a total cash consideration of HK$121,000,000 ("Acquisition") (subject to adjustment). The completion of the Disposal and the Acquisition is conditional upon, among others, the completion of the reorganisation of CHKL where CHKL and its subsidiaries (the "CHKL Group") should be engaged in elevator business only after the date of completion.

Based on the net asset value agreed on the agreement, the Group has estimated the gain on disposal to be approximately HK$649,000,000. The actual gain or loss resulting from the Disposal however will be determined based on the actual consolidated net asset value of the CHKL Group as at the date of completion with adjustment, if any.

Details of the transaction have been published in the Company's announcement dated 4th December, 2008.

(b) On 28th November, 2008, Chevalier Investment (Hefei) Limited ("Chevalier Hefei"), an indirect wholly-owned subsidiary of the Company, entered into a subscription agreement and a joint venture agreement with Anhui Province Travel Group Company Limited ("Anhui Travel ") and Anhui Anxing Development Joint-Stock Company Limited ("Anxing Development"), whereby Anxing Development and Chevalier Hefei agreed to subscribe in cash for the increased registered capital of Anhui Province Hua Qiao Hotel ("Hua Qiao Hotel") of RMB78,000,000 (equivalent to approximately HK$88,530,000) and RMB132,600,000 (equivalent to approximately HK$150,501,000) respectively, and the capital required to be contributed by Anhui Travel is RMB49,400,000 (equivalent to approximately HK$56,069,000). The contribution by Anhui Travel will be satisfied by Anhui Travel implementing a reorganisation of Hua Qiao Hotel to the effect that only those identified assets and liabilities will remain at Hua Qiao Hotel. The completion of the transaction is conditional upon, among others, the completion of the above reorganisation of Hua Qiao Hotel. Upon completion of the transaction, Chevalier Hefei, Anhui Travel and Anxing Development will hold 51%, 19% and 30% respectively of the enlarged registered capital of Hua Qiao Hotel which is undertaking a property development project in Hefei.

Details of the transaction have been published in the Company's announcement dated 4th December, 2008.

16 Comparative figures

Certain comparative figures have been reclassified in order to conform with the presentation of current period.

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim dividend of HK$0.055 (2007: HK$0.16) per share for the six months ended 30th September, 2008 payable on Monday, 12th January, 2009 to shareholders whose names appear on the Register of Members of the Company on Tuesday, 6th January, 2009.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Friday, 2nd January, 2009 to Tuesday, 6th January, 2009, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Tricor Standard Limited of 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Wednesday, 31st December, 2008.

MANAGEMENT DISCUSSION AND ANALYSIS

During the six months ended 30th September, 2008, the Group's revenue slightly increased 5.1% to HK$2,782 million when compared with the corresponding period last year. The increase in the revenue of electrical and mechanical ("E&M") engineering and building construction projects in Macau as well as elevators business in Hong Kong boosted the overall revenue as compared with the same period last year.

Profit attributable to equity holders of the Company however decreased substantially to HK$15.4 million from HK$113 million in the same period last year. The decline in profit was mainly due to realised and unrealised losses from investments in securities as well as losses incurred by various pipe rehabilitation, construction and environmental engineering projects.

Construction and Engineering

During the period under review, revenue of this segment increased by 6.8% to HK$1,922 million from last year's HK$1,800 million, mainly due to the increase in the volume of E&M and construction works in Macau. Major projects on hand included:

- supply and installation of lifts and escalators for Singapore Housing Development Board in Singapore;
- construction of "The Praia" in Macau and the redevelopment of Shatin Pass Estates in Hong Kong;
- the E&M works for the expansion phase of Wynn Resorts and City of Dreams in Macau; and
- aluminium window works on Exchange Tower, Kowloon Bay and I-Square at Tsimshatsui.

The escalating increases of construction labour and material costs in the first half year have adversely affected performances of our building construction, environmental engineering and pipe rehabilitation businesses during the reviewing period and led to a loss of HK$74.4 million for this segment. The management has taken measures to more stringently monitor the costs and actively work with the customers on sharing of the costs overrun to alleviate the situation.

The disposal of 75% interest in CPT Chevalier Pipe Technologies GmbH and its subsidiaries (the "CPT Group"), the pipe rehabilitation including its construction businesses in Europe and Australia, to Sekisui Chemical Co., Ltd. ("Sekisui") during the period under review contributed to the segment an estimated profit of disposal of approximately HK$111 million, which is still subject to finalisation of audit and the relevant price adjustments. Since the products and services of the CPT Group and Sekisui are complementary to each other, it is envisaged that the partnership with Sekisui, which is a major player in the infrastructure material and products industry, could fuel further growth and improve our competitiveness and marketability of the pipe rehabilitation business.

Insurance and Investment

During the period under review, revenue of this segment decreased from HK$57.1 million to HK$36.1 million as compared with the last corresponding period and segment results dropped significantly from profit of HK$49.8 million last year to loss of HK$98.8 million. As a result of the recent rapid downturn in the financial market, substantial realised and unrealised losses were incurred in the fair value changes of the Group's listed and unlisted investments at fair value through profit or loss and investments available-for-sale. Nevertheless, the Group believes that its investment policy adopted has been conservative and has held a well-balanced investment portfolio comprising equity, fixed income and structured deposits.

The Group has promptly responded to the financial market instability by continuously reducing its investment portfolio since April 2008. As at 30th September, 2008, the book value of the total investments held by the Group that were marked to market had a total balance of HK$744 million (31st March, 2008: HK$1,158 million), comprising mainly investments in principal protected structured deposits and debt securities of HK$286 million, mutual funds of HK$96.1 million, private equity funds of HK$298 million and the remaining balance mainly being hedge funds, exchanged traded funds and equity. Most of the principal protected structured deposits and debt securities are investment-graded securities. The Group will continue to reduce its investment portfolio in a disciplined manner in view of the likely global economic recession. The insurance underwriting business for employee compensation in Hong Kong continued to face intense market competition and the return from investment in securities also decreased as mentioned above.

Property

All the business units of this segment performed well during the period under review and both revenue and profit increased to HK$189 million and HK$79.8 million respectively. Performances of the cold storage and logistics, hotel and property investment businesses continued to provide a steady contribution.

The Group made satisfactory progress in property development in Mainland China. Unaffected by the earthquakes in Sichuan, construction of our Chengdu project was progressing well and several floors of its commercial section have also been pre-sold. For the previous pre-sale of residential section of this Chengdu project, the Group expects to book such profit contribution by early 2009 when the properties are completed and delivered to the buyers. Shortly after the period under review, the Group launched pre-sale of its residential project – Phase II of "My Villa" in Beijing. The construction of Shenzhen project and demolition of existing units for Changchun project were also in progress. As announced recently, the Group has made further development in the Hefei project, confirming its capital subscription in Anhui Province Hua Qiao Hotel Company Limited, the developer of the project. With this confirmed investment, the Group can ride on the increasing demand for commercial complex in Hefei and provides a good opportunity for the Group to be benefited from the growing property market in Mainlan China. As the development site is situated at a prime location of Hefei, it is expected that, when launched, the project would be well received by the market and generate satisfactory return to the Group.

Food & Beverages, Computer & Information Communication Technology ("IT") and Others

During the period, Pacific Coffee in Hong Kong achieved steady revenue growth but the profitability has suffered from continuous upsurge in property rental and general merchandise especially food prices. The segment results were further hit by the close up of unprofitable Pacific Coffee outlets in Shanghai, Beijing and Singapore. Various initiatives have been taken to improve operational efficiency, lower costs and enhance income stream including a franchising arrangement to operate licenced stores in certain cities of Southern China. As for the Igor's operation, both revenue and profit have increased over 50% as compared to last period. The Group had started to derive synergies from incorporating this new business via a wider network of food and beverages outlets and stronger expertise in food processing. As at 30th September, 2008, Pacific Coffee had 81 shops and Igor's had 29 outlets worldwide.

During the period under review, despite the decrease in revenue of the IT business from HK$221 million to HK$203 million, profit increased from HK$2.8 million to HK$9.3 million mainly attributable to improved marketing and project costs on communication networking products in Thailand and Hong Kong markets. The car dealerships in Canada and Chengdu as well as food trading in the U.S.A. also continued their stable contribution during the period.

PROSPECTS

In the midst of the most severe financial turmoil since the Great Depression, a giant financial tsunami shocked financial institutions around the world and all assets classes were affected. Despite the rates cuts and rescue measures including TARP (Troubled Asset Relief Program) imposed by the US Government aiming at stabilising the US economy and the upcoming 10 infrastructural projects and HK$100 billion loan guarantee scheme undertaken by the HKSAR Government to boost local economy, the management is still cautious about the uncertainties arising from the global economic crisis and expects that the business conditions for the 2nd half of the Group's financial year or even 2009 remain even more challenging.

Nevertheless, the recent economic stimulus package imposed by the PRC Government is a clear signal that the Government is sparing no efforts to upkeep a healthy economic growth of the country. The increase in government expenditures, tax reforms and interest rate cuts will not only boost domestic consumption but also provide a solid foundation for Mainland China to maintain its growth in such difficult global situation in the coming years. Under such favorable situation, the management believes that the property market in Mainland China, in which the Group has major focus in recent years, will warm up gradually and provide a sustainable benefit for the shareholders of the Group.

We recently announced the strategic partnership with our long-term partner, Toshiba Elevator and Building Systems Corporation ("TELC"), in which (1) TELC will acquire 49% interests in our lifts and escalators distribution business in Hong Kong and Singapore by March 2009 and an additional 2% by the end of March 2010 and (2) the Group will buy 20% interests each in TELC's two manufacturing plants in Mainland China. It is anticipated through these partnerships that the Group has opportunity to maximise the full potential from business synergies with TELC and will be in an unprecedented position to further strengthen our competitiveness and marketability in exploring new opportunities in global market, with a special emphasis on the buoyant markets of China and Southeast Asia. The Group also expects to realise a substantial profit on this disposal of business. Subject to the completion of the transactions on or before 31st March, 2009 and barring any unforeseen circumstances, the 2008/09 annual profit of the Group shall thus be much improved as compared to the current interim results reported.

FINANCIAL REVIEW

As at 30th September, 2008, the Group's consolidated net assets attributable to equity holders of the Company amounted to HK$3,274 million (HK$3,322 million as at 31st March, 2008), a decrease of HK$48 million or 1.4%. Such decrease was mainly attributable to the profit attributable to equity holders of the Company of HK$15.4 million together with the exchange gain on translation of HK$19.7 million offsetting by dividends during the period totalling HK$80.8 million. As at 30th September, 2008, the Group's bank and other borrowings amounted to HK$2,030 million (HK$2,618 million as at 31st March, 2008). Cash and deposits at bank, including fixed and structured deposits, amounted to HK$1,262 million (HK$1,318 million as at 31st March, 2008) and net borrowings amounted to HK$768 million (HK$1,300 million as at 31st March, 2008).

EMPLOYEES AND REMUNERATION POLICIES

As at 30th September, 2008, the Group employed approximately 4,200 full time staff globally. Total staff costs amounted to HK$381 million for the period under review. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

AUDIT COMMITTEE

During the period, the Audit Committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal controls, risk management systems of the Group and financial reporting matters including the review of the unaudited condensed consolidated financial statements for the six months ended 30th September, 2008.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 2008.

CORPORATE GOVERNANCE

In the opinion of the directors, the Company has complied with the code provisions listed in the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules throughout the six months ended 30th September, 2008 with deviations from code provision A.4.1 which had already been stated in the Company's annual report 2008.

PUBLICATION OF INTERIM RESULTS ON THE STOCK EXCHANGE'S WEBSITE

The interim results announcement of the Company for the six months ended 30th September, 2008 is published on the Stock Exchange's website at http://www.hkex.com.hk and the Company's website at http://www.chevalier.com. The interim report of the Company for the six months ended 30th September, 2008 will be despatched to the shareholders of the Company and published on the above websites in due course.

APPRECIATION

On behalf of the Board, I would like to thank the management and all staff for their concerted effort, commitment and professionalism under such challenging situation.

By Order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 10th December, 2008

As at the date of this announcement, the Board of the Company comprises Dr. Chow Yei Ching (Chairman and Managing Director), Mr. Kuok Hoi Sang (Vice Chairman and Managing Director), Mr. Tam Kwok Wing (Deputy Managing Director), Mr. Chow Vee Tsung, Oscar, Mr. Ho Chung Leung and Mr. Ho Sai Hou as executive directors and Dr. Chow Ming Kuen, Joseph, Mr. Sun Kai Dah, George and Mr. Yang Chuen Liang, Charles as independent non-executive directors.

website: http://www.chevalier.com

* *For identification purpose only*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Chevalier International Holdings Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 025)

DISCLOSEABLE TRANSACTION

Financial adviser to Chevalier International Holdings Limited

Optima Capital Limited

24 December 2008

* *For identification purpose only*

CONTENTS

In this circular, the following expressions have the meanings as set out below unless the context requires otherwise:

"Agreements"	the Subscription Agreement and the JV Agreement
"Anhui Travel"	安徽省旅遊集團有限公司(Anhui Province Travel Group Company Limited*), a state-owned enterprise established in the PRC
"Anxing Development"	安徽安興發展股份有限公司(Anhui Anxing Development Joint-Stock Company Limited*), a joint-stock company established in the PRC with limited liability
"Anxing Lianhe"	安徽安興聯合總公司(Anhui Anxing Lianhe Corporation*), a state-owned enterprise established in the PRC
"Board"	the board of Directors
"Chevalier Chengdu"	其士(成都)投資管理有限公司 (Chevalier (Chengdu) Investment Management Limited*), an indirect wholly-owned subsidiary of the Company established as a wholly-foreign owned enterprise in the PRC with limited liability
"Chevalier Hefei"	Chevalier Investment (Hefei) Limited, an indirect wholly-owned subsidiary of the Company established in Hong Kong with limited liability
"Company"	Chevalier International Holdings Limited, a company incorporated in Bermuda with limited liability whose shares are listed on the Main Board of the Stock Exchange
"Completion"	completion of the Agreements
"CPHL"	Chevalier Pacific Holdings Limited, a company incorporated in Bermuda with limited liability whose shares are listed on the Main Board of the Stock Exchange (stock code: 508) and a subsidiary of the Company
"Development Agreement"	the joint development project agreement dated 27 June 2006 entered into between Chevalier Chengdu and the Original JV Partners to undertake the Joint Development Project
"Directors"	the directors of the Company
"Excluded Assets"	certain assets and liabilities of Hua Qiao Hotel (such as the businesses of 安徽省華僑飯店商貿公司(Anhui Province Hua Qiao Hotel Trading Company*), 安徽省華僑飯店勞動服務公司(Anhui Province Hua Qiao Hotel Labour Services Company*) and 安徽省華僑飯店商品部(Anhui Province Hua Qiao Hotel Commercial Products Division*)), which are not directly related to the Joint Development Project and are to be transferred by Anhui Travel out of Hua Qiao Hotel and will not be included as capital contribution by Anhui Travel pursuant to the terms of the Subscription Agreement
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hua Qiao Hotel"	安徽省華僑飯店(Anhui Province Hua Qiao Hotel*), a company established in the PRC which is currently wholly-owned by Anhui Travel and is to be renamed as 安徽省華僑飯店有限公司(Anhui Province Hua Qiao Hotel Company Limited*) after the reorganisation into a sino-foreign joint venture enterprise
"Included Assets"	certain assets and liabilities of Hua Qiao Hotel (which are principally directly related to the Joint Development Project) and advances from Chevalier Chengdu, Anhui Travel and Anxing Development to Hua Qiao Hotel, which are to be remained in Hua Qiao Hotel as capital contribution by Anhui Travel pursuant to the terms of the Subscription Agreement

"Joint Development Project"	the commercial complex known as 華僑廣場 (Hua Qiao Plaza*) to be developed at the Land
"Joint Venture Company"	a joint venture company intended to be established in the PRC with limited liability by Chevalier Chengdu and the Original JV Partners
"JV Agreement"	the joint venture agreement dated 28 November 2008 entered into between Chevalier Hefei, Anhui Travel and Anxing Development in relation to the rights and obligations of the parties in Hua Qiao Hotel
"Land"	a parcel of land situated at Chang Jiang Road Central in Hefei, Anhui Province, the PRC and is owned by Hua Qiao Hotel which was intended to be contributed to the Joint Development Project by the Original JV Partners
"Latest Practicable Date"	19 December 2008, being the latest practicable date prior to the printing of this circular for ascertaining information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Original JV Partners"	Hua Qiao Hotel and Anxing Lianhe
"PRC"	the People's Republic of China, excluding Hong Kong, the Macao Special Administrative Region and Taiwan for the purpose of this circular
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholders"	the holders of the Shares
"Shares"	ordinary share(s) of HK$1.25 each in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	the proposed cash subscription of RMB132,600,000 by Chevalier Hefei in the enlarged registered capital of Hua Qiao Hotel pursuant to the Subscription Agreement
"Subscription Agreement"	the agreement relating to the subscription of the increased registered capital of Hua Qiao Hotel dated 28 November 2008 made between Chevalier Hefei, Anhui Travel and Anxing Development
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"sq. m."	square metres

* *the English name is for identification only*

The exchange rate of RMB1.00 to HK$1.135 used in this circular is for reference only.

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 025)

Executive Directors:
Chow Yei Ching *(Chairman and Managing Director)*
Kuok Hoi Sang *(Vice Chairman and Managing Director)*
Tam Kwok Wing *(Deputy Managing Director)*
Chow Vee Tsung, Oscar
Ho Chung Leung
Ho Sai Hou

Independent non-executive Directors:
Chow Ming Kuen, Joseph *O.B.E., J.P.*
Sun Kai Dah, George
Yang Chuen Liang, Charles

Registered office:
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Head office and principal place of business:
22nd Floor
Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay
Hong Kong

24 December 2008

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

INTRODUCTION

On 28 November 2008, Chevalier Hefei, an indirect wholly-owned subsidiary of the Company, entered into the Agreements with Anhui Travel and Anxing Development, whereby Anxing Development and Chevalier Hefei agreed to subscribe in cash for the increased registered capital of Hua Qiao Hotel of RMB78,000,000 and RMB132,600,000 respectively, and the capital required to be contributed by Anhui Travel is RMB49,400,000. The contribution by Anhui Travel will be satisfied by Anhui Travel implementing a reorganisation of Hua Qiao Hotel to the effect that only the Included Assets will remain at Hua Qiao Hotel. Upon Completion, Chevalier Hefei, Anhui Travel and Anxing Development will hold 51%, 19% and 30% respectively of the enlarged registered capital of Hua Qiao Hotel.

The Subscription constitutes a discloseable transaction of the Company under the Listing Rules. The purpose of this circular is to provide you with details of the Agreements and other information required under the Listing Rules.

BACKGROUND

It was disclosed in the announcement of the Company dated 11 July 2006 and the circular dated 2 August 2006 that Chevalier Chengdu entered into the Development Agreement with the Original JV Partners with the intention to jointly develop a commercial complex on a site situated at Chang Jiang Road Central, Hefei, Anhui Province, the PRC. Pursuant to the Development Agreement, Chevalier Chengdu and the Original JV Partners would bear the cost and share the economic interests in the Joint Development Project on a 51:49 basis. The total investment for the Joint Development Project was RMB750,000,000, of which RMB112,870,000 would be contributed by Chevalier Chengdu in cash and RMB108,440,000 would be contributed by the Original JV Partners by transferring the Land held by Hua Qiao Hotel to the Joint Development Project as their total capital commitment under the Development Agreement. The remaining investment was expected to be financed by external borrowings or be borne by Chevalier Chengdu

* *For identification purpose only*

and the Original JV Partners on a 51:49 basis. It was intended that in due course the Joint Development Project will be undertaken by the Joint Venture Company to be established in the PRC among Chevalier Chengdu and the Original JV Partners, subject to the relevant PRC government approvals. Once the Joint Venture Company is set up, the contributions made by Chevalier Chengdu and the Original JV Partners to the Joint Development Project will be transferred to the Joint Venture Company as their respective capital contributions.

Since the signing of the Development Agreement, Chevalier Chengdu has contributed a total of RMB112,870,000 to the Joint Development Project in accordance with the terms of the Development Agreement. Such amount has been treated as a loan to Hua Qiao Hotel.

As a result of the problems encountered with transferring the Joint Development Project into the Joint Venture Company, the Joint Venture Company has not been established as at the date hereof. The parties to the Development Agreement therefore agreed that instead of injecting the Joint Development Project into the Joint Venture Company, the Group shall inject its capital into Hua Qiao Hotel and Hua Qiao Hotel shall apply to the relevant authorities for the increase in registered capital and the reorganisation from a state-owned enterprise into a sino-foreign joint venture company. In this connection, Chevalier Hefei, Anhui Travel and Anxing Development entered into the Agreements to reflect the revised structure and record the rights and obligations of the parties in Hua Qiao Hotel. The major terms of the Agreements are set out below.

THE SUBSCRIPTION AGREEMENT

Date:

28 November 2008

Parties:

(i) Anhui Travel;

(ii) Chevalier Hefei; and

(iii) Anxing Development.

Chevalier Hefei is an indirect wholly-owned subsidiary of the Company established in Hong Kong with limited liability. It is principally engaged in investment holding.

Anhui Travel is a state-owned enterprise established in the PRC and is principally engaged in the provision of tourism services and information consulting services. Anhui Travel currently holds the entire equity interest in Hua Qiao Hotel.

Anxing Development is a joint-stock company with limited liability established in the PRC and is principally engaged in property development and trading of building materials and chemical. To the best of the Directors' knowledge, information and belief and after making all reasonable enquiries, Anxing Lianhe holds a 31% equity interest in Anxing Development.

As described in the paragraph headed "Background" above, Chevalier Chengdu has contributed a total amount of RMB112,870,000 from July 2006 to January 2008 to the Joint Development Project and such amount has been treated as a loan to Hua Qiao Hotel. Save for the amount due by Hua Qiao Hotel, to the best of the Directors' knowledge, information and belief and after making all reasonable enquiries, Anhui Travel, Anxing Development and their respective ultimate beneficial owners are third parties independent of the Company and its connected persons (as defined under the Listing Rules).

Apart from the above, there was no prior transaction and relationship with Anhui Travel, Anxing Development and each of their respective ultimate beneficial owners in the last 12 months which would otherwise require aggregation under Rule 14.22 of the Listing Rules.

Principal terms of the Subscription:

(i) Pursuant to the Subscription Agreement, Hua Qiao Hotel will apply to the relevant PRC authorities for the increase in registered capital from RMB12,123,000 (equivalent to approximately HK$13.8 million) to RMB260,000,000 (equivalent to HK$295.1 million).

(ii) Subject to the relevant authorities approving the reorganisation of Hua Qiao Hotel into a sino-foreign joint venture company, the increased registered capital of Hua Qiao Hotel shall be contributed (a) in cash by Anxing Development and Chevalier Hefei in the amount of RMB78,000,000 (equivalent to approximately HK$88.5 million) and RMB132,600,000 (equivalent to approximately HK$150.5 million) respectively within 20 working days from the approval of the reorganisation of Hua Qiao Hotel into a sino-foreign joint venture company and the issue of relevant approval certificates; and (b) as to RMB49,400,000 (equivalent to approximately HK$56.1 million) by Anhui Travel implementing the reorganisation of Hua Qiao Hotel as described in the paragraph headed "Information on Hua Qiao Hotel" below to the effect that only the Included Assets will remain at Hua Qiao Hotel. The cash contribution by Chevalier Hefei shall be satisfied in Hong Kong dollars.

(iii) Upon Completion, Chevalier Hefei, Anhui Travel and Anxing Development will hold 51%, 19% and 30% respectively of the enlarged registered capital of Hua Qiao Hotel.

Conditions:

The Subscription Agreement is subject to and conditional upon the fulfillment of following conditions:

(i) the approval of 安徽省國有資產管理部門 (State-owned Assets Administration Department of Anhui Province) for the contribution of the Included Assets by Anhui Travel into Hua Qiao Hotel, the increase in the registered capital of Hua Qiao Hotel and the transactions contemplated under the Agreements being obtained;

(ii) Anhui Travel, Chevalier Hefei and Anxing Development having signed the JV Agreement and the new articles of association of Hua Qiao Hotel;

(iii) the approvals of the relevant regulatory authorities in the PRC, including but not limited to the approval of 中華人民共和國商務部 (the Ministry of Commerce) of the Agreements and the new articles of association of Hua Qiao Hotel being obtained;

(iv) there being no restriction, objection or impediment from any relevant governmental authorities which would otherwise prevent the increase in the registered capital of Hua Qiao Hotel;

(v) Anhui Travel, Chevalier Hefei and Anxing Development having obtained the approvals of their respective directors or shareholders for the execution of the Agreements, the new articles of association of Hua Qiao Hotel and other necessary documentations in connection with the transactions contemplated thereunder in accordance with the requirements of their respective articles of association;

(vi) Hua Qiao Hotel having obtained all necessary consents and approvals for the Subscription Agreement and the adoption of the new articles of association;

(vii) Anhui Travel having duly completed a reorganisation of Hua Qiao Hotel to the effect that the Excluded Assets shall be transferred out of Hua Qiao Hotel;

(viii) the land and buildings included in the Included Assets shall be free from liens, charges, mortgages, court orders and other encumbrances;

(ix) the due appointment by each party of the appropriate number of directors to the board of directors of Hua Qiao Hotel pursuant to the new articles of association of Hua Qiao Hotel;

(x) all the representations and warranties given by the parties to the Subscription Agreement remaining true and accurate in all respects up to and including the date of Completion; and

(xi) the approval of the Stock Exchange for the Agreements and the transactions contemplated thereunder having been obtained.

Chevalier Hefei shall have the right to waive all the above conditions by giving written notice to the other parties. Completion shall take place on the date the above conditions are satisfied or waived.

Board composition

Upon Completion, Hua Qiao Hotel shall become a sino-foreign joint venture company. Its board of directors shall comprise seven members, of which four will be appointed by Chevalier Hefei, two by Anhui Travel and one by Anxing Development.

Information on Hua Qiao Hotel

Hua Qiao Hotel was established on 21 October 1982 under the PRC laws to engage in the provision of tourism services and property development. At present, Hua Qiao Hotel is 100% owned by Anhui Travel.

In addition to holding the Land for the Joint Development Project, Hua Qiao Hotel also carries on other hotel related operations. Pursuant to the terms of the Subscription Agreement, prior to Completion, a reorganisation of Hua Qiao Hotel is required to be implemented to the effect that principally those assets and liabilities of Hua Qiao Hotel, which are directly related to the Joint Development Project, and advances from Chevalier Chengdu, Anhui Travel and Anxing Development to Hua Qiao Hotel (being the Included Assets) shall remain, while the other unrelated assets and liabilities (being the Excluded Assets) shall be transferred by Anhui Travel out of Hua Qiao Hotel.

Based on an asset appraisal report prepared by an independent valuer in the PRC, the value of the Included Assets amounted to approximately RMB84.4 million as at 30 April 2008. The Land comprised in the Included Assets was valued based on direct comparison approach by making reference to comparable sales evidence as available in the relevant market; while the other Included Assets are valued based on the net book value as shown in the management accounts of Hua Qiao Hotel. The value of the Included Assets shall be verified by an independent assessor to be appointed and approved by Chevalier Hefei, Anhui Travel and Anxing Development before Completion. If the value of the Included Assets as assessed is less than RMB49,400,000, Anhui Travel shall make up the shortfall in cash to Hua Qiao Hotel. If the value of the Included Assets exceeds RMB49,400,000, the excess shall be treated as a loan from Anhui Travel to Hua Qiao Hotel.

Based on the management accounts of Hua Qiao Hotel prepared under generally accepted accounting principles in the PRC and assuming the reorganisation of Hua Qiao Hotel has been completed, the Included Assets of Hua Qiao Hotel recorded net loss (both before and after tax) of approximately RMB1,000 and RMB5,000 for the years ended 31 December 2006 and 2007 respectively. The net asset value of the Included Assets of Hua Qiao Hotel as at 31 December 2007 was approximately RMB16.1 million.

After Completion, Hua Qiao Hotel will be accounted for as a jointly controlled entity in the accounts of the Group.

THE JV AGREEMENT

In conjunction with the Subscription Agreement and the reorganisation of Hua Qiao Hotel into a sino-foreign joint venture company, the parties to the Subscription Agreement also entered into the JV Agreement on 28 November 2008 to record the respective rights and obligations of the parties in the operations of Hua Qiao Hotel after Completion. The new articles of association of Hua Qiao Hotel was also executed by the parties on the same day. In particular, it was agreed in the JV Agreement that:

(i) the joint venture term of Hua Qiao Hotel shall be 20 years from the date of the issue of the certificate of approval for establishment of Hua Qiao Hotel as a sino-foreign joint venture by the relevant regulatory authority in the PRC;

(ii) the parties to the JV Agreement shall be entitled to the profits and assets of Hua Qiao Hotel in proportion to their respective equity interests in Hua Qiao Hotel;

(iii) the development costs for the Joint Development Project or the other costs of Hua Qiao Hotel which are in excess of the capital contribution by the parties under the Subscription Agreement shall be funded by external borrowings as far as practicable;

(iv) except for certain matters as stipulated in the JV Agreement which shall be approved unanimously by the board of directors of Hua Qiao Hotel, all board resolutions of Hua Qiao shall be passed by two-third of the members of the board; and

(v) pre-emptive rights are given to the other shareholders if any one shareholder of Hua Qiao Hotel intends to dispose of its interest in Hua Qiao Hotel.

INFORMATION ON THE JOINT DEVELOPMENT PROJECT

The site for the Joint Development Project initially comprises the Land which is located at Chang Jiang Road Central, Hefei, Anhui Province, the PRC. After the signing of the Development Agreement, further land was acquired for the Joint Development Project. It is intended that the total site area for the Joint Development Project shall be approximately 21,000 sq. m., which shall be developed into serviced apartments, commercial buildings as well as shopping mall with total floor area of approximately 182,000 sq. m. The detailed development plan is still subject to finalisation after Completion.

At present, preliminary foundation work has commenced at the site. It is expected that the total development costs for the Joint Development Project are approximately RMB1,100 million and the entire development will be completed in late 2011. The development is intended to be named as 華僑廣場 (Hua Qiao Plaza*) after completion.

REASONS FOR THE SUBSCRIPTION

The Company is an investment holding company which, through its subsidiaries, is principally engaged in the business of construction and engineering, insurance and investment, property, food and beverages, information technology and others. The Company currently has operations in China, South East Asia, Europe, North America, Australia and the Middle East. In particular, the Company's presence in the PRC property market includes cities such as Shanghai, Chengdu, Beijing, Shenzhen, Hefei and Changchun.

Hefei is the capital city and an important industrial centre of the Anhui Province, with a total area of approximately 7,266 square kilometers and a population of approximately 4.8 million as of 2007. The development site for the Joint Development Project is situated at a prime location in Hefei, which gives the Joint Development Project a competitive advantage in terms of location. Like other PRC urban cities, Hefei has attained fast economic growth in recent years. This fast economic growth has created increasing demand for commercial and residential properties. The Group is positive about the property market in Hefei and had entered into the Development Agreement to participate in the Joint Development Project. As explained in the paragraph headed "Background" above, due to the problems encountered in transferring the Joint Development Project into the Joint Venture Company, the parties agreed that direct participation into Hua Qiao Hotel would be the appropriate structure and accordingly the Agreements were entered into in place of the Development Agreement. Under the Agreements, the Group will hold a 51% interest in the Joint Development Project which is the same as the original intention under the Development Agreement. Due to the inclusion of additional site area and the changes in the land price for the Land, the total development costs for the Joint Development Project is expected to be more than those estimated at the time of the Development Agreement. Accordingly, cash contribution will be made pursuant to the Subscription Agreement by Chevalier Hefei and Anxing Development to fund the additional development costs. The amount previously contributed by Chevalier Chengdu to the Joint Development Project will remain as a loan to Hua Qiao Hotel after Completion.

The terms of the Agreements were negotiated among the parties to the Agreements on an arm's length basis. Having considered the development potential of the Joint Development Project and the fact that the Group's percentage equity interest and other principle rights and obligations in the Joint Development Project remain the same as those under the Development Agreement, the Directors (including the independent non-executive Directors) consider that the terms of the Agreements are fair and reasonable and the entering into of the Agreements is in the interests of the Company and the Shareholders as a whole.

The contribution to the registered capital of Hua Qiao Hotel by Chevalier Hefei is to be funded from internal resources of the Group and/or bank borrowings.

FINANCIAL EFFECTS OF THE SUBSCRIPTION

In the event that the Subscription will be satisfied in cash from the Group's internal resources, it will not have any effect on the total assets and the total liabilities of the Group given that Hua Qiao Hotel is held as to 51% by the Group and will be accounted for as a jointly controlled entity in the consolidated accounts of the Group and the Subscription is provided in proportion to the prorate shareholding in Hua Qiao Hotel. However, if the Group finances the Subscription by bank borrowings, the total assets of the Group will be increased by the aggregate amount of Subscription of approximately RMB132,600,000 (equivalent to approximately HK$150.5 million) and the total liabilities of the Group will also be increased by the borrowings made to finance the Subscription.

As Hua Qiao Hotel will be accounted for as a jointly controlled entity in the consolidated accounts of the Group upon Completion, 51% of Hua Qiao Hotel's profit and loss will be incorporated into the Group's consolidated accounts using the equity method of accounting.

GENERAL

Your attention is drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
For and on behalf of the Board
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this circular with regard to the Company and confirm, having made all reasonable enquiries and that to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

i. Directors' and chief executives' interests in securities

As at the Latest Practicable Date, the interests and short positions of the Directors and the chief executives of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which had been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO), or which were required to be recorded in the register to be kept by the Company pursuant to S352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers (the "Model Code") contained in the Listing Rules were as follows:

(a) Interests in the Company – Shares (long position)

		Number of Shares			
Name of Directors	**Capacity**	**Personal interests**	**Family interests**	**Total**	**Approximate percentage of interest** *(%)*
CHOW Yei Ching	Beneficial owner	154,682,359*	–	154,682,359	55.73
KUOK Hoi Sang	Beneficial owner	98,216	–	98,216	0.04
TAM Kwok Wing	Beneficial owner	169,015	32,473	201,488	0.07
HO Chung Leung	Beneficial owner	40,000	–	40,000	0.01

* *Dr. Chow beneficially owned 154,682,359 Shares, representing approximately 55.73% of the Shares. These Shares were the same as those Shares disclosed in the section "Substantial Shareholders' interests in securities" below.*

(b) Interests in associated corporation – shares (long position)

			Number of ordinary shares				
Name of Directors	**Associated corporation**	**Capacity**	**Personal interests**	**Corporate interests**	**Family interests**	**Total**	**Approximate percentage of interest** *(%)*
CHOW Yei Ching	CPHL	Interest of controlled corporation	–	128,582,933*	–	128,582,933	59.66
CHOW Vee Tsung, Oscar	CPHL	Beneficial owner	17,412,000	–	–	17,412,000	8.08
KUOK Hoi Sang	CPHL	Beneficial owner	2,400,000	–	–	2,400,000	1.11
TAM Kwok Wing	CPHL	Beneficial owner	400,000	–	10,400	410,400	0.19

* *Dr. Chow had notified CPHL that under the SFO, he was deemed to be interested in 128,582,933 shares in CPHL which were all held by the Company as Dr. Chow beneficially owned 154,682,359 Shares, representing approximately 55.73% of the Shares.*

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors and the chief executives of the Company, no other person had interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO); or were required, pursuant to S352 of the SFO, to be recorded in the register referred to therein; or were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

ii. Substantial Shareholders' interests in securities

As at the Latest Practicable Date, so far as was known to the Directors and the chief executives of the Company, the interests and short positions of the persons or corporations in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which had been disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO were as follows:

Substantial Shareholders	Capacity	Number of Shares held	Number of underlying Shares held (under equity derivatives of the Company)	Approximate percentage of interest *(%)*
Chow Yei Ching	Beneficial owner	154,682,359 (L)	–	55.73 (L)
Miyakawa Michiko	Beneficial owner	154,682,359 (L) *(Note 1)*	–	55.73 (L)
The Goldman Sachs Group, Inc.	Interest of controlled corporation	–	26,993,989 (L) 2,306,933 (S) *(Note 2)*	9.73 (L) 0.83 (S)
Goldman Sachs (UK) L.L.C.	Interest of controlled corporation	–	23,992,101 (L) 2,306,933 (S) *(Note 3)*	8.64 (L) 0.83 (S)
Goldman Sachs Group Holdings (U.K.)	Interest of controlled corporation	–	23,992,101 (L) 2,306,933 (S) *(Note 3)*	8.64 (L) 0.83 (S)
Goldman Sachs Holdings (U.K.)	Interest of controlled corporation	–	23,992,101 (L) 2,306,933 (S) *(Note 3)*	8.64 (L) 0.83 (S)
Goldman Sachs International	Beneficial owner	–	23,992,101 (L) 2,306,933 (S) *(Note 3)*	8.64 (L) 0.83 (S)
Goldman Sachs & Co	Beneficial owner	3,001,888 (L)	–	1.08 (L)

Notes:

(1) Under Part XV of the SFO, Ms. Miyakawa Michiko, the spouse of Dr. Chow, is deemed to be interested in the same parcel of 154,682,359 Shares held by Dr. Chow.

(2) The Goldman Sachs Group, Inc. is taken to have an interest in the 3,001,888 Shares held by Goldman Sachs & Co and the 21,685,168 Shares that would be held by Goldman Sachs International upon full conversion of the Convertible Bonds held by Goldman Sachs International. The Convertible Bonds are issued by the Company to Goldman Sachs International on 26 July 2006. Goldman Sachs & Co and Goldman Sachs International are both wholly-owned subsidiaries of The Goldman Sachs Group, Inc.

(3) Goldman Sachs (UK) L.L.C., Goldman Sachs Group Holdings (U.K.) and Goldman Sachs Holdings (U.K.) are taken to be interested in the 21,685,168 Shares that would be held by Goldman Sachs International upon full conversion of the Convertible Bonds. Goldman Sachs International is 99% owned by Goldman Sachs Holdings (U.K.) and 100% held by Goldman Sachs Group Holdings (U.K.) and Goldman Sachs (UK) L.L.C.

The letter "L" denotes a long position and the letter "S" denotes a short position.

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors and the chief executives of the Company, no other person had interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who were, directly or indirectly, beneficially interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group or in any options in respect of such capital.

3. LITIGATION

As at the Latest Practicable Date, none of the members of the Group was engaged in any litigation, arbitration of material importance or claim of material importance pending or threatened against any member of the Group.

4. CONTRACTS OR ARRANGEMENT AND COMPETING BUSINESSES

As at the Latest Practicable Date, none of the Directors or their respective associates had an interest in any business constituting a competing business to the Group.

As at the Latest Practicable Date, none of the Directors had any direct or indirect interest in any assets which had been acquired by, disposed of by or leased to, or which are proposed to be acquired by, disposed of by or leased to, the Company or any of its subsidiaries since 31 March 2008 (the date to which the latest published audited financial statements of the Company were made up).

As at the Latest Practicable Date, there was no contract or arrangement in which any Director was materially interested and which was significant in relation to the business of the Group.

5. SERVICE CONTRACT

As at the Latest Practicable Date, none of the Directors had entered, or were proposing to enter, into any service contract with member of the Group which is not expiring or may not be terminated by the Company within a year without payment of any compensation (other than statutory compensation).

6. MISCELLANEOUS

(a) The qualified accountant of the Company is Mr. HO Chung Leung. He is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of the Hong Kong Institute of Certified Public Accountants.

(b) The secretary of the Company is Mr. HO Sai Hou. He is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of the Hong Kong Institute of Certified Public Accountants.

(c) The registered office of the Company is situated at Canon's Court, 22 Victoria Street, Hamilton, HM 12, Bermuda. Its head office and principal place of business is situated at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong.

(d) The Hong Kong branch share registrars and transfer office of the Company is Tricor Standard Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.

(e) In the event of inconsistency, the English text of this circular shall prevail over the Chinese text.

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下其士國際集團有限公司股份全部**售出或轉讓**，應立即將本通函送交買主或受讓人或經手買賣或轉讓之銀行、持牌證券商，以便轉交買主或受讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：025）

須予披露交易

其士國際集團有限公司之財務顧問

OPTIMA CAPITAL

創越融資有限公司

二零零八年十二月二十四日

* *僅供識別*

目　錄

頁次

在本通函內，除非文義另有所指，否則下列詞彙將具備以下涵義：

「該等協議」	指	增資協議及合資經營合同
「安徽旅遊」	指	安徽省旅遊集團有限公司，於中國成立之國有企業
「安興發展」	指	安徽安興發展股份有限公司，於中國成立之股份有限公司
「安興聯合」	指	安徽安興聯合總公司，於中國成立之國有企業
「董事會」	指	董事會
「其士成都」	指	其士（成都）投資管理有限公司，本公司之間接全資附屬公司，於中國成立之外商獨資企業，為有限責任公司
「其士合肥」	指	其士投資（合肥）有限公司，本公司之間接全資附屬公司，於香港成立之有限公司
「本公司」	指	其士國際集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「完成」	指	完成該等協議
「其士泛亞」	指	其士泛亞控股有限公司，於百慕達註冊成立之有限公司，其股份於聯交所主板上市（股份代號：508），並為本公司之附屬公司
「發展協議」	指	其士成都與原合資伙伴於二零零六年六月二十七日就進行聯合發展項目訂立之聯合發展項目協議
「董事」	指	本公司董事
「剝離資產」	指	華僑飯店之若干資產及負債（如安徽省華僑飯店商貿公司、安徽省華僑飯店勞動服務公司及安徽省華僑飯店商品部之業務），與聯合發展項目並無直接關係，根據增資協議之條款，將由安徽旅遊安排自華僑飯店轉出，且不會包括在安徽旅遊出繳之資本內
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「華僑飯店」	指	安徽省華僑飯店，於中國成立之公司，現時由安徽旅遊全資擁有，將於重組為中外合資企業後更名為安徽省華僑飯店有限公司
「入圍資產」	指	華僑飯店之若干資產及負債（主要為與聯合發展項目直接相關者）以及其士成都、安徽旅遊及安興發展給予華僑飯店之墊款，根據增資協議之條款，將作為安徽旅遊出繳之資本，保留於華僑飯店內

「聯合發展項目」	指	將於該幅土地上開發之商業綜合大樓，名為華僑廣場
「合資公司」	指	其士成都及原合資伙伴擬於中國成立之有限責任合資公司
「合資經營合同」	指	其士合肥、安徽旅遊與安興發展於二零零八年十一月二十八日就華僑飯店各方之權利及義務訂立之合資經營合同
「該幅土地」	指	一幅由華僑飯店擁有，位於中國安徽省合肥市長江中路之土地，擬由原合資伙伴將該幅土地作為向聯合發展項目之出資
「最後實際可行日期」	指	二零零八年十二月十九日，即本通函付印前確定其所載資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「原合資伙伴」	指	華僑飯店及安興聯合
「中國」	指	中華人民共和國，就本通函而言，不包括香港、澳門特別行政區及台灣
「證券及期貨條例」	指	證券及期貨條例（香港法例第571章）
「股東」	指	股份持有人
「股份」	指	本公司股本中每股面值港幣1.25元之普通股
「聯交所」	指	香港聯合交易所有限公司
「認購」	指	根據增資協議，其士合肥建議以現金認購華僑飯店經擴大註冊資本之人民幣132,600,000元
「增資協議」	指	其士合肥、安徽旅遊與安興發展於二零零八年十一月二十八日就認購華僑飯店經增加註冊資本訂立之增資協議
「港幣」	指	港幣，香港之法定貨幣
「人民幣」	指	人民幣，中國之法定貨幣
「平方米」	指	平方米

本通函所用匯率人民幣1.00元兑港幣1.135元僅供參考。

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*
(於百慕達註冊成立之有限公司)
(股份代號:025)

執行董事:
周亦卿*(主席兼董事總經理)*
郭海生*(副主席兼董事總經理)*
譚國榮*(副董事總經理)*
周維正
何宗樑
何世豪

獨立非執行董事:
周明權*O.B.E., J.P.*
孫開達
楊傳亮

註冊辦事處:
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

總辦事處及主要營業地點:
香港
九龍灣
宏開道八號
其士商業中心
二十二樓

敬啟者:

須予披露交易

緒言

於二零零八年十一月二十八日,其士合肥(本公司之間接全資附屬公司)與安徽旅遊及安興發展訂立該等協議,據此,安興發展及其士合肥同意分別以現金認購華僑飯店經增加註冊資本之人民幣78,000,000元及人民幣132,600,000元,而安徽旅遊須出繳之資本為人民幣49,400,000元。安徽旅遊之出資將由安徽旅遊重組華僑飯店致使其僅保留入圍資產之形式支付。於完成時,其士合肥、安徽旅遊及安興發展將分別持有華僑飯店經擴大註冊資本之51%、19%及30%。

根據上市規則,認購構成本公司之須予披露交易。本通函旨在向 閣下提供該等協議之詳情及上市規則要求之資料。

背景資料

本公司於二零零六年七月十一日發表之公告及於二零零六年八月二日刊發之通函內披露,其士成都與原合資伙伴訂立發展協議,擬於中國安徽省合肥市長江中路之地盤共同開發商業綜合大樓。根據發展協議,其士成都與原合資伙伴將按51:49之比例分擔聯合發展項目之成本及分享其經濟利益。聯合發展項目之總投資額為人民幣750,000,000元,其中人民幣112,870,000元將由其士成都以現金出繳,而人民幣108,440,000元將由原合資伙伴以華僑飯店持有之該幅土地轉讓予聯合發展項目之形式出繳,作為發展協議之總資本承擔。預

* *僅供識別*

期投資餘額將以對外舉債撥付或由其士成都與原合資伙伴按51:49之比例分擔。聯合發展項目擬於適當時候交由其士成都與原合資伙伴於中國成立之合資公司負責，惟須待中國有關當局批准。合資公司成立後，其士成都及原合資伙伴向聯合發展項目之出資將轉讓予合資公司，作為其士成都及原合資伙伴各自之資本出資。

自簽署發展協議後，其士成都已按發展協議之條款向聯合發展項目出資合共人民幣112,870,000元。該筆款項已被視為給予華僑飯店之貸款。

由於將聯合發展項目轉讓至合資公司時面對若干難題，故合資公司於截至本通函日期尚未成立。因此，發展協議之訂約方協定，不會將聯合發展項目注入合資公司，改為由本集團向華僑飯店注入其資本，而華僑飯店將向相關部門申請增加註冊資本，並由國有企業重組為中外合資公司。就此，其士合肥、安徽旅遊與安興發展訂立該等協議，以反映經修訂架構及載列訂約方於華僑飯店之權利及義務。該等協議之主要條款載於下文。

增資協議

日期：

二零零八年十一月二十八日

訂約方：

(i) 安徽旅遊；

(ii) 其士合肥；及

(iii) 安興發展。

其士合肥為本公司之間接全資附屬公司，並為於香港成立之有限公司，主要業務為投資控股。

安徽旅遊為於中國成立之國有企業，主要業務為提供旅遊服務及信息諮詢服務。安徽旅遊現時持有華僑飯店全部股權。

安興發展為於中國成立之股份有限公司，主要業務為物業發展及買賣建築物料及化工產品。以董事所知、所得資料及所信，並經所有合理查詢後，安興聯合持有安興發展31%股權。

如上文「背景資料」一段所述，由二零零六年七月至二零零八年一月，其士成都已向聯合發展項目出資合共人民幣112,870,000元，而該筆款項已被視為給予華僑飯店之貸款。除華僑飯店之欠款外，以董事所知、所得資料及所信，並經所有合理查詢後，安徽旅遊、安興發展及其各自之最終實益擁有人為本公司及其關連人士（定義見上市規則）之獨立第三方。

除上文所述者外，於過去12個月，與安徽旅遊、安興發展及其各自之最終實益擁有人過往並無進行交易及有任何關係而須根據上市規則第14.22條予以合併計算。

認購之主要條款：

(i) 根據增資協議，華僑飯店將向中國相關部門申請將註冊資本由人民幣12,123,000元（相等於約港幣13,800,000元）增至人民幣260,000,000元（相等於約港幣295,100,000元）。

(ii) 待相關部門批准將華僑飯店重組為中外合資公司後，華僑飯店經增加之註冊資本將(a)由安興發展及其士合肥於華僑飯店獲批准重組為中外合資公司及發出相關批准證明起計20個工作天內分別以現金出繳人民幣78,000,000元（相等於約港幣88,500,000元）及人民幣132,600,000元（相等於約港幣150,500,000 元）；及(b)由安徽旅遊重組華僑飯店（見下文「華僑飯店之資料」所述）之形式出繳人民幣49,400,000元（相等於約港幣56,100,000元），致使華僑飯店僅保留入圍資產。其士合肥之現金出資將以港幣支付。

(iii) 於完成時，其士合肥、安徽旅遊及安興發展將分別持有華僑飯店經擴大註冊資本之51%、19%及30%。

條件：

增資協議須待達成下列條件後，方可作實：

(i) 獲安徽省國有資產管理部門批准安徽旅遊將入圍資產注入華僑飯店、增加華僑飯店之註冊資本及進行根據該等協議擬進行之交易；

(ii) 安徽旅遊、其士合肥及安興發展簽署合資經營合同及華僑飯店之新章程；

(iii) 獲中國相關監管部門（包括但不限於中華人民共和國商務部）批准該等協議及華僑飯店之新章程；

(iv) 概無相關政府部門發出任何限制、反對或阻礙，致使未能增加華僑飯店之註冊資本；

(v) 安徽旅遊、其士合肥及安興發展根據其各自章程之規定獲其各自之董事或股東批准簽訂該等協議、華僑飯店之新章程及就根據該等協議擬進行之交易簽訂其他必要之文件；

(vi) 華僑飯店就增資協議及採納新章程取得一切必要之同意及批准；

(vii) 安徽旅遊正式完成華僑飯店之重組，致使剝離資產將安排自華僑飯店轉出；

(viii) 入圍資產內之土地及建築物概不附帶留置權、押記、按揭、法庭命令及其他產權負擔；

(ix) 各訂約方根據華僑飯店之新章程妥為委任適當董事人數加入華僑飯店董事會；

(x) 增資協議訂約方作出之一切聲明及保證在所有方面於截至完成日期（包括該日）仍屬真實無訛；及

(xi) 獲聯交所批准該等協議及據此擬進行之交易。

其士合肥將有權透過向其他訂約方發出書面通知豁免上述所有條件。完成將於上述條件達成或獲豁免當日進行。

董事會成員

於完成時，華僑飯店將成為一間中外合資公司，其董事會將有七名成員，其中四名由其士合肥委任、兩名由安徽旅遊委任、一名由安興發展委任。

華僑飯店之資料

華僑飯店於一九八二年十月二十一日根據中國法律成立，業務為提供旅遊服務及物業發展。目前，華僑飯店由安徽旅遊全資擁有。

除為聯合發展項目持有該幅土地外，華僑飯店亦從事其他飯店相關業務。根據增資協議之條款，須於完成前重組華僑飯店，致使華僑飯店保留主要直接與聯合發展項目有關之資產及負債以及其士成都、安徽旅遊及安興發展給予華僑飯店之墊款(即入圍資產)，惟其他無關資產及負債(即剝離資產)則由安徽旅遊安排自華僑飯店轉出。

根據中國獨立估值師編製之資產評估報告，入圍資產於二零零八年四月三十日之估值約為人民幣84,400,000元。入圍資產中之該幅土地於參考相關市場可得之比較銷售憑證後以直接比較法進行估值，而其他入圍資產則根據華僑飯店之管理賬目所示之賬面淨值進行估值。入圍資產之價值將於完成前經由其士合肥、安徽旅遊及安興發展委聘及批准之獨立評估師核實。倘入圍資產之估值被評為少於人民幣49,400,000元，安徽旅遊將以現金向華僑飯店補足不足之數。倘入圍資產之估值多於人民幣49,400,000元，超出之數將被視為安徽旅遊給予華僑飯店之貸款。

根據華僑飯店依中國公認會計原則編製之管理賬目，以及假設已完成華僑飯店重組，截至二零零六年及二零零七年十二月三十一日止年度，華僑飯店入圍資產錄得虧損淨額(除税前及除税後)分別約人民幣1,000元及人民幣5,000元。於二零零七年十二月三十一日，華僑飯店入圍資產之資產淨值約為人民幣16,100,000元。

於完成後，華僑飯店將以共同控制企業計入本集團賬目。

合資經營合同

除增資協議及將華僑飯店重組為中外合資公司外，增資協議之訂約方亦於二零零八年十一月二十八日訂立合資經營合同，以載列訂約方各自於完成後在華僑飯店營運方面之權利及義務。訂約方亦於同日簽訂華僑飯店之新章程。當中，訂約方於合資經營合同中協定：

(i) 華僑飯店之合資期將由中國相關監管部門發出批准華僑飯店成立為中外合資公司之證書日期起計20年；

(ii) 合資經營合同之訂約方有權按彼等各自於華僑飯店之股權分佔華僑飯店之溢利及資產；

(iii) 超出訂約方根據增資協議資本出資之聯合發展項目發展成本或華僑飯店之其他成本，將在可行情況下盡量以對外舉債形式撥付；

(iv) 除合資經營合同訂明須經由華僑飯店董事會一致批准之若干事宜外，華僑飯店所有董事會決議案須經由董事會三分之二成員通過；及

(v) 倘華僑飯店任何一名股東有意出售其華僑飯店權益，其他股東將獲給予優先認購權。

聯合發展項目之資料

聯合發展項目之地盤初步包括位於中國安徽省合肥市長江中路之該幅土地。於簽署發展協議後已就聯合發展項目再行收購土地。按目前計劃，聯合發展項目之總地盤面積約為21,000平方米，將發展為總樓面面積約182,000平方米之服務式公寓、商業大樓及購物商場。詳細發展計劃有待於完成後落實。

地盤現已開展初期地基工程。預期聯合發展項目之總發展成本約為人民幣1,100,000,000元，而整個發展項目將於二零一一年年底竣工。發展項目擬於完成後命名為華僑廣場。

進行認購之原因

本公司為一間投資控股公司，透過其附屬公司主要從事建築及工程、保險及投資、物業、餐飲、資訊科技及其他業務。本公司現時於中國、東南亞、歐洲、北美洲、澳洲及中東均有業務。當中，本公司於中國物業市場之據點包括上海、成都、北京、深圳、合肥及長春等城市。

合肥市為安徽省省會及省內之工業重鎮，於二零零七年之總面積約達7,266平方公里，人口約4,800,000人。聯合發展項目之發展地盤位於合肥市之黃金地段，使聯合發展項目於地理位置上極具競爭優勢。合肥市與國內其他城市同樣在近年錄得迅速之經濟增長，使市場對商業及住宅物業之需求日趨殷切。本集團對合肥物業市場之前景甚具信心，並已訂立發展協議參與聯合發展項目。如上文「背景資料」一段所闡述，由於將聯合發展項目轉讓至合資公司時面對若干難題，訂約方同意直接參與華僑飯店業務乃屬適當，故訂立該等協議以代替發展協議。根據該等協議，本集團將持有聯合發展項目之51%權益，與發展協議原意相同。鑑於該幅土地包含額外地盤面積及地價有變，聯合發展項目之總發展成本預期超過訂立發展協議當時估計之數額。因此，其士合肥及安興發展將根據增資協議以現金注資，作為額外發展成本之資金。其士成都先前向聯合發展項目注入之金額於完成後將作為給予華僑飯店之貸款。

該等協議之條款由該等協議訂約方經公平磋商協定。經考慮聯合發展項目之發展潛力，加上本集團於聯合發展項目之股權百分比以及其他主要權利及義務與發展協議所訂者相同，董事（包括獨立非執行董事）認為該等協議之條款及條件屬公平合理，而訂立該等協議乃符合本公司及股東之整體利益。

其士合肥將以本集團內部資源及／或銀行借貸作為資金，向華僑飯店之註冊資本注資。

認購之財務影響

由於華僑飯店將由本集團持有51%權益，並會視作共同控制企業計入本集團綜合賬目，而認購按華僑飯店之持股比例進行，故若認購將以本集團自有現金撥付，認購將不會對本集團之資產總值及負債總額造成任何影響。然而，倘若本集團以銀行借貸撥付認購，本集團之資產總值將增加約人民幣132,600,000元的認購總額（相等於約港幣150,500,000元），而本集團之負債總額的增加則為支付認購而新增之借貸。

由於華僑飯店於完成後將會於本集團綜合賬目內列示為共同控制企業，故華僑飯店之51%溢利及虧損將使用權益會計法計入本集團之綜合賬目內。

一般事項

務請　閣下詳閱載於本通函附錄之其他資料。

此　致

列位股東　台照

承董事會命
Chevalier International Holdings Limited
其士國際集團有限公司
主席兼董事總經理
周亦卿
謹啟

二零零八年十二月二十四日

1. 責任聲明

本通函乃遵照上市規則提供有關本公司之資料。董事願就本通函所載有關本公司的資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知及所信，本通函中所表達之意見乃經審慎周詳考慮後始行作出，且並無遺漏任何其他事實，致令本通函所載之任何內容產生誤導。

2. 權益之披露

i. 董事及主要行政人員之證券權益

於最後實際可行日期，董事及本公司主要行政人員於本公司或其相聯公司（定義見證券及期貨條例第XV部）之股份、相關股份及債券中所擁有已根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益及短倉（包括彼等根據上述證券及期貨條例條文被列為或視作擁有之權益及短倉），或必須並已記錄於根據證券及期貨條例第352條規定須予存置之登記冊內之權益及短倉，或根據上市公司董事進行證券交易的標準守則（「標準守則」）須知會本公司及聯交所之權益及短倉如下：

（甲）本公司權益－股份（好倉）

董事名稱	身份	股份數目 個人權益	家族權益	總數	權益概約百分比 (%)
周亦卿	實益擁有人	154,682,359#	–	154,682,359	55.73
郭海生	實益擁有人	98,216	–	98,216	0.04
譚國榮	實益擁有人	169,015	32,473	201,488	0.07
何宗樑	實益擁有人	40,000	–	40,000	0.01

\# *周博士實益持有154,682,359股股份，約佔55.73%之股份。該等股份與下段「主要股東之證券權益」所述之股份相同。*

（乙）相聯公司權益－股份（好倉）

董事名稱	相聯公司	身份	普通股股份數目 個人權益	公司權益	家族權益	總數	權益概約百分比 (%)
周亦卿	其士泛亞	受控制公司之權益	–	128,582,933#	–	128,582,933	59.66
周維正	其士泛亞	實益擁有人	17,412,000	–	–	17,412,000	8.08
郭海生	其士泛亞	實益擁有人	2,400,000	–	–	2,400,000	1.11
譚國榮	其士泛亞	實益擁有人	400,000	–	10,400	410,400	0.19

\# *周博士實益持有154,682,359股股份，約佔55.73%之股份。根據證券及期貨條例，周博士被視為擁有本公司持有之其士泛亞股份128,582,933股之權益，周博士並已就此向其士泛亞作出知會。*

除上文所披露者外，於最後實際可行日期，就董事及本公司主要行政人員所知，概無其他人士於本公司或其任何相聯公司（定義見證券及期貨條例第XV部）之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益及短倉（包括彼等根據上述證券及期貨條例條文被列為或視作擁有之權益及短倉），或須根據證券及期貨條例第352條規定記錄於該條所述登記冊內之權益及短倉；或須根據標準守則知會本公司及聯交所之權益及短倉。

ii. 主要股東之證券權益

於最後實際可行日期，就董事及本公司主要行政人員所知，下列人士或法團於本公司或其任何相聯公司（定義見證券及期貨條例第XV部）之股份、相關股份或債券中所擁有已根據證券及期貨條例第XV部第2及3分部的條文向本公司披露，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內之權益及短倉如下：

主要股東	身份	持股份數量	持相關股份數量（本公司衍生股份）	權益概約百分比 (%)
周亦卿	實益擁有人	154,682,359 (L)	–	55.73 (L)
宮川美智子	實益擁有人	154,682,359 (L) *(附註1)*	–	55.73 (L)
The Goldman Sachs Group, Inc.	受控制公司之權益	–	26,993,989 (L) 2,306,933 (S) *(附註2)*	9.73 (L) 0.83 (S)
Goldman Sachs (UK) L.L.C.	受控制公司之權益	–	23,992,101 (L) 2,306,933 (S) *(附註3)*	8.64 (L) 0.83 (S)
Goldman Sachs Group Holdings (U.K.)	受控制公司之權益	–	23,992,101 (L) 2,306,933 (S) *(附註3)*	8.64 (L) 0.83 (S)
Goldman Sachs Holdings (U.K.)	受控制公司之權益	–	23,992,101 (L) 2,306,933 (S) *(附註3)*	8.64 (L) 0.83 (S)
Goldman Sachs International	實益擁有人	–	23,992,101 (L) 2,306,933 (S) *(附註3)*	8.64 (L) 0.83 (S)
Goldman Sachs & Co	實益擁有人	3,001,888 (L)	–	1.08 (L)

附註：

(1) 根據證券及期貨條例第XV部，周博士之配偶宮川美智子女士被視為擁有該等由周博士持有之154,682,359股股份。

(2) Goldman Sachs & Co持有3,001,888股股份及Goldman Sachs International持有21,685,168股股份的可換股債券。本公司於二零零六年七月二十六日發行該可換股債券予Goldman Sachs International。The Goldman Sachs Group, Inc.被視為持有該等股份之權益。Goldman Sachs & Co及Goldman Sachs International均為The Goldman Sachs Group, Inc.的全資附屬公司。

(3) Goldman Sachs International持有21,685,168股股份的可換股債券。Goldman Sachs (UK) L.L.C.，Goldman Sachs Group Holdings (U.K.)及Goldman Sachs Holdings (U.K.)被視為持有該等股份之權益。Goldman Sachs Holdings (U.K.)持有Goldman Sachs International 99%股權；而Goldman Sachs Group Holdings (U.K.)及Goldman Sachs (UK) L.L.C.持有Goldman Sachs International 100%股權。

「L」表示好倉。「S」表示短倉。

除上文所披露者外，於最後實際可行日期，就董事及本公司主要行政人員所知，概無任何其他人士於本公司或其任何相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第2及第3分部向本公司披露之權益或短倉，或直接或間接持有任何類別股本(附有權利在任何情況下可於本集團任何成員公司之股東大會上投票之股本)或擁有可認購該股本之任何購股權面值百分之十或以上權益。

3. 訴訟

於最後實際可行日期，本集團各成員公司並無牽涉任何重大訴訟或仲裁，本集團任何成員公司並無任何尚未了結或面臨威脅的重大訴訟或索償事件。

4. 董事之競爭權益

於最後實際可行日期，各董事或其各自聯繫人概無從事任何與本集團業務構成競爭的業務。

於最後實際可行日期，概無董事於本公司或其任何附屬公司自二零零八年三月三十一日(本公司最近期刊發的經審核財務報表編製當日)以來所收購、出售或租賃或擬收購、出售或租賃的任何資產中擁有任何直接或間接權益。

於最後實際可行日期，並無訂立任何董事於其中擁有重大權益且對本集團之業務而言屬重大之任何合約或安排。

5. 董事之服務合約

於最後實際可行日期，各董事概無與本集團任何成員公司訂立或擬訂立任何服務合約，而不會於一年內屆滿或可由本公司於一年內予以終止而毋須支付賠償(法定賠償除外)的合約。

6. 一般事項

(a) 本公司之合資格會計師為何宗樑先生，彼為英國特許公認會計師公會資深會員及香港會計師公會會員。

(b) 本公司之公司秘書為何世豪先生，彼為英國特許公認會計師公會資深會員及香港會計師公會會員。

(c) 本公司的註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton, HM12, Bermuda。本公司之總辦事處及主要營業地點位於香港九龍灣宏開道八號其士商業中心二十二樓。

(d) 本公司之香港股份登記及過戶分處卓佳標準有限公司，地址為香港皇后大道東二十八號金鐘匯中心二十六樓。

(e) 本通函中英文版本如出現歧異，概以英文本為準。

08/09

Interim Report
中期報告



Chevalier International Holdings Limited
其士國際集團有限公司

(Incorporated in Bermuda with limited liability)
(於百慕達註冊成立之有限公司)

(Stock Code 股份代號: 25)

INTERIM RESULTS

The Directors of Chevalier International Holdings Limited (the "Company") hereby announce the unaudited condensed consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30th September, 2008, together with the comparative figures for the corresponding period in 2007 as follows:

中期業績

其士國際集團有限公司(「本公司」)董事謹此公佈本公司及其附屬公司(「本集團」)截至二零零八年九月三十日止六個月之未經審核簡明綜合中期業績,連同二零零七年同期比較數字如下:

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30th September, 2008

簡明綜合收益表

截至二零零八年九月三十日止六個月

		Note 附註	Unaudited six months ended 30th September, 未經審核 截至九月三十日止六個月 2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Revenue	收益	3	**2,782,272**	2,647,409
Cost of sales	銷售成本		**(2,521,217)**	(2,214,536)
Gross profit	毛利		**261,055**	432,873
Other (expenses)/income, net	其他(支出)/收入,淨額	4	**(103,992)**	37,003
Other losses, net	其他虧損,淨額		**(3,478)**	(805)
Selling and distribution costs	銷售及經銷成本		**(177,009)**	(200,278)
Administrative expenses	行政支出		**(64,836)**	(57,597)
Gain on disposal of subsidiaries	出售附屬公司之收益	5	**110,733**	–
Operating profit	經營溢利		**22,473**	211,196
Share of results of associates	所佔聯營公司業績		**9,805**	5,215
Share of results of jointly controlled entities	所佔共同控制企業業績		**(4,284)**	(2,453)
			27,994	213,958
Finance income	財務收入	6	**5,396**	6,613
Finance costs	財務費用	6	**(51,554)**	(71,754)
Finance costs, net	財務費用,淨額	6	**(46,158)**	(65,141)
(Loss)/profit before taxation	除稅前(虧損)/溢利	7	**(18,164)**	148,817
Income tax expenses	所得稅支出	8	**(6,787)**	(23,454)
(Loss)/profit for the period	期內(虧損)/溢利		**(24,951)**	125,363
Attributable to:	應佔方:			
Equity holders of the Company	本公司股權持有人		**15,360**	112,579
Minority interests	少數股東權益		**(40,311)**	12,784
			(24,951)	125,363
Dividends	股息	9	**15,266**	44,573
Earnings per share	每股盈利			
– Basic and diluted (HK$ per share)	–基本及攤薄(每股港幣)	10	**0.06**	0.40

The notes on pages 7 to 21 are integral parts of these unaudited condensed consolidated financial statements.

第7頁至21頁之附註乃此等未經審核簡明綜合財務報表之組成部分。

CONDENSED CONSOLIDATED BALANCE SHEET

簡明綜合資產負債表

As at 30th September, 2008

於二零零八年九月三十日

		Note 附註	Unaudited 30th September, 2008 未經審核 二零零八年 九月三十日 HK$'000 港幣千元	Audited 31st March, 2008 經審核 二零零八年 三月三十一日 HK$'000 港幣千元
Non-current assets	**非流動資產**			
Investment properties	投資物業	11	**1,125,253**	1,117,445
Property, plant and equipment	物業、廠房及設備	11	**572,966**	769,438
Prepaid lease payments	預付租賃款項		**439,812**	446,018
Goodwill	商譽		**163,586**	210,330
Other intangible assets	其他無形資產		**135,559**	161,044
Interests in associates	所佔聯營公司之權益		**229,018**	172,818
Interests in jointly controlled entities	所佔共同控制企業之權益		**268,311**	264,745
Available-for-sale investments	可出售之投資		**319,742**	293,224
Investments at fair value through profit or loss	於損益帳按公允值處理之投資		**107,767**	134,005
Deferred tax assets	遞延稅項資產		**8,388**	25,438
Other non-current assets	其他非流動資產		**478,988**	403,187
			3,849,390	3,997,692
Current assets	**流動資產**			
Inventories	存貨		**230,409**	338,717
Properties for sale	待售物業		**227,001**	258,945
Debtors, deposits and prepayments	應收帳款、存出按金及預付款項	12	**1,350,053**	1,450,026
Amounts due from associates	應收聯營公司帳款		**70,945**	19,273
Amounts due from jointly controlled entities	應收共同控制企業帳款		**241,030**	240,820
Amounts due from customers for contract work	就合約工程應向客戶收取之款項		**348,828**	312,422
Investments at fair value through profit or loss	於損益帳按公允值處理之投資		**342,327**	760,218
Derivative financial instruments	衍生財務工具		**2,939**	9,460
Bank balances and cash	銀行結存及現金		**1,154,303**	1,191,145
			3,967,835	4,581,026
Current liabilities	**流動負債**			
Creditors, bills payable, deposits and accruals	應付帳款、應付票據、存入按金及預提費用	13	**954,283**	1,321,692
Unearned insurance premiums – due within one year	未滿期保險費——年內到期		**24,328**	26,503
Outstanding insurance claims	未決保險索償		**193,802**	215,572
Amounts due to associates	應付聯營公司帳款		**22,801**	5,926
Amounts due to customers for contract work	就合約工程應向客戶支付之款項		**499,790**	260,681
Deferred income	遞延收入		**24,694**	24,484
Provision for taxation	課稅準備		**68,665**	71,465
Derivative financial instruments	衍生財務工具		**28,290**	38,930
Bank borrowings	銀行借款		**522,133**	723,584
Other loans	其他借款		**–**	315
Dividend payable	應付股息		**80,789**	–
Other payable	其他應付款		**7,760**	7,760
			2,427,335	2,696,912
Net current assets	**流動資產淨值**		**1,540,500**	1,884,114
Total assets less current liabilities	**總資產減流動負債**		**5,389,890**	5,881,806

CONDENSED CONSOLIDATED BALANCE SHEET (continued)
As at 30th September, 2008

簡明綜合資產負債表(續)
於二零零八年九月三十日

		Note 附註	Unaudited 30th September, 2008 未經審核 二零零八年 九月三十日 HK$'000 港幣千元	Audited 31st March, 2008 經審核 二零零八年 三月三十一日 HK$'000 港幣千元
Capital and reserves	**股本及儲備**			
Share capital	股本	14	**348,228**	348,228
Reserves	儲備		**2,925,393**	2,973,919
Equity attributable to equity holders of the Company	本公司股權持有人應佔權益		**3,273,621**	3,322,147
Minority interests	少數股東權益		**393,317**	445,036
Total equity	**總權益**		**3,666,938**	3,767,183
Non-current liabilities	**非流動負債**			
Unearned insurance premiums – due over one year	未滿期保險費 一超逾一年		**10,425**	11,357
Deferred tax liabilities	遞延税項負債		**202,235**	206,231
Bank borrowings	銀行借款		**1,110,433**	1,511,621
Other loans	其他借款		**–**	1,384
Convertible bonds – liability component	可換股債券 一負債部分	15	**397,459**	381,275
Convertible bonds – derivative component	可換股債券 一衍生工具部分	15	**2,400**	2,755
			1,722,952	2,114,623
Total equity and non-current liabilities	**總權益及非流動負債**		**5,389,890**	5,881,806

The notes on pages 7 to 21 are integral parts of these unaudited condensed consolidated financial statements.

第7頁至21頁之附註乃此等未經審核簡明綜合財務報表之組成部分。

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

簡明綜合權益變動表

For the six months ended 30th September, 2008

截至二零零八年九月三十日止六個月

Unaudited
未經審核

Equity attributable to equity holders of the Company
本公司股權持有人應佔權益

		Share capital 股本 HK$'000 港幣千元	Share premium 股本溢價 HK$'000 港幣千元	Capital reserve 資本儲備 HK$'000 港幣千元	Capital redemption reserve 資本贖回儲備 HK$'000 港幣千元	Property revaluation reserve 物業重估儲備 HK$'000 港幣千元	Investment revaluation reserve 投資重估儲備 HK$'000 港幣千元	Exchange fluctuation reserve 外匯兑換浮動儲備 HK$'000 港幣千元	Retained profits 保留溢利 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元	Minority interests 少數股東權益 HK$'000 港幣千元	Total equity 總權益 HK$'000 港幣千元
As at 1st April, 2008	於二零零八年四月一日	348,228	417,860	341,661	7,526	15,821	41,961	287,368	1,861,722	3,322,147	445,036	3,767,183
Exchange difference on translation of operations of overseas subsidiaries, associates and jointly controlled entities	換算海外附屬公司、聯營公司及共同控制企業之業務所產生之匯兑差額	-	-	-	-	-	-	19,690	-	19,690	3,123	22,813
Change in fair value of available-for-sale investments	可出售之投資之公允值變動	-	-	-	-	-	(5,359)	-	-	(5,359)	(3,573)	(8,932)
Total income and expenses recognised directly in equity	直接於權益確認之收入及支出總額	-	-	-	-	-	(5,359)	19,690	-	14,331	(450)	13,881
Profit/(loss) for the period	期內溢利／(虧損)	-	-	-	-	-	-	-	15,360	15,360	(40,311)	(24,951)
Total recognised income and expenses for the period	期內已確認收入及支出總額	-	-	-	-	-	(5,359)	19,690	15,360	29,691	(40,761)	(11,070)
Appropriated final dividend for the year ended 31st March, 2008	已分配截至二零零八年三月三十一日之末期股息	-	-	-	-	-	-	-	(80,789)	(80,789)	-	(80,789)
Dividends paid to minority shareholders	已付少數股東股息	-	-	-	-	-	-	-	-	-	(7,500)	(7,500)
Acquisition of additional interests in subsidiaries	收購附屬公司之額外權益	-	-	9,271	-	-	-	-	-	9,271	(26,889)	(17,618)
Disposal of subsidiaries	出售附屬公司	-	-	-	-	-	-	(6,699)	-	(6,699)	23,431	16,732
As at 30th September, 2008	於二零零八年九月三十日	348,228	417,860	350,932	7,526	15,821	36,602	300,359	1,796,293	3,273,621	393,317	3,666,938

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

For the six months ended 30th September, 2007

簡明綜合權益變動表(續)

截至二零零七年九月三十日止六個月

		Unaudited 未經審核										
		Equity attributable to equity holders of the Company 本公司股權持有人應佔權益										
		Share capital 股本 HK$'000 港幣千元	Share premium 股本溢價 HK$'000 港幣千元	Capital reserve 資本儲備 HK$'000 港幣千元	Capital redemption reserve 資本贖回儲備 HK$'000 港幣千元	Property revaluation reserve 物業重估儲備 HK$'000 港幣千元	Investment revaluation reserve 投資重估儲備 HK$'000 港幣千元	Exchange fluctuation reserve 外匯兌換浮動儲備 HK$'000 港幣千元	Retained profits 保留溢利 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元	Minority interests 少數股東權益 HK$'000 港幣千元	Total equity 總權益 HK$'000 港幣千元
As at 1st April, 2007	於二零零七年四月一日	348,228	417,860	332,602	7,526	15,821	5,617	106,544	1,759,123	2,993,321	322,196	3,315,517
Exchange difference on translation of operations of overseas subsidiaries, associates and jointly controlled entities	換算海外附屬公司、聯營公司及共同控制企業之業務所產生之匯兌差額	-	-	-	-	-	-	66,042	-	66,042	2,346	68,388
Change in fair value of available-for-sale investments	可出售之投資之公允值變動	-	-	-	-	-	(1,627)	-	-	(1,627)	-	(1,627)
Dilution of interest in a subsidiary	於一間附屬公司權益之攤薄	-	-	13,566	-	-	-	-	-	13,566	(13,566)	-
Total income and expenses recognised directly in equity	直接於權益確認之收入及支出總額	-	-	13,566	-	-	(1,627)	66,042	-	77,981	(11,220)	66,761
Profit for the period	期內溢利	-	-	-	-	-	-	-	112,579	112,579	12,784	125,363
Total recognised income and expenses for the period	期內已確認收入及支出總額	-	-	13,566	-	-	(1,627)	66,042	112,579	190,560	1,564	192,124
Dividends paid	已付股息	-	-	-	-	-	-	-	(83,575)	(83,575)	-	(83,575)
Dividends paid to minority shareholders	已付少數股東股息	-	-	-	-	-	-	-	-	-	(4,559)	(4,559)
Contribution by minority shareholders of a subsidiary	一間附屬公司少數股東之出資	-	-	-	-	-	-	-	-	-	92,175	92,175
Acquisition of a subsidiary	收購一間附屬公司	-	-	-	-	-	-	-	-	-	7,114	7,114
Share of gain on disposal of subsidiaries	所佔出售附屬公司之收益	-	-	-	-	-	-	-	-	-	2,177	2,177
As at 30th September, 2007	於二零零七年九月三十日	348,228	417,860	346,168	7,526	15,821	3,990	172,586	1,788,127	3,100,306	420,667	3,520,973

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th September, 2008

簡明綜合現金流動表

截至二零零八年九月三十日止六個月

		Unaudited six months ended 30th September, 未經審核 截至九月三十日止六個月 2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Net cash inflow/(outflow) from operating activities	來自經營業務之現金淨流入／(流出)	**368,753**	(3,627)
Net cash inflow/(outflow) from investing activities	來自投資業務之現金淨流入／(流出)	**24,999**	(34,684)
Net cash (outflow)/inflow from financing activities	來自融資業務之現金淨(流出)／流入	**(432,826)**	480,035
(Decrease)/increase in cash and cash equivalents	現金及等同現金(減少)／增加	**(39,074)**	441,724
Cash and cash equivalents at beginning of the period	於期初之現金及等同現金	**1,182,197**	697,081
Effect of change in foreign exchange rate	匯率變動之影響	**9,639**	6,359
Cash and cash equivalents at end of the period	於期末之現金及等同現金	**1,152,762**	1,145,164
Analysis of balance of cash and cash equivalents	現金及等同現金結餘分析		
Bank balances and cash	銀行結存及現金	**1,154,303**	1,160,320
Bank overdraft	銀行透支	**(1,541)**	(1,695)
Pledged deposits	已抵押存款	**–**	(13,461)
		1,152,762	1,145,164

NOTES

1 **Basis of preparation and accounting policies**

These condensed consolidated financial statements have been prepared in accordance with applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

2 **Principal accounting policies**

These condensed consolidated financial statements have been prepared under the historical cost convention except for investment properties and financial instruments, which are stated at fair values.

The accounting policies and methods of computation used in the preparation of the condensed consolidated financial statements are consistent with those used in the annual financial statements of the Group for the year ended 31st March, 2008. The HKICPA has issued a number of new Hong Kong Financial Reporting Standards, revised HKASs and interpretations to existing standards. For those which are effective for accounting periods beginning on 1st April, 2008, the adoption has no significant impact on the Group's results and financial position; and for those which are not yet effective, the Group is in the process of assessing their impact on the Group's results and financial position.

附註

1 **編製基礎及會計政策**

本簡明綜合財務報表乃根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄16之適用披露規定以及香港會計師公會頒佈之香港會計準則第34號「中期財務報告」而編製。

2 **主要會計政策**

本簡明綜合財務報表乃按歷史成本慣例編製,惟投資物業及財務工具乃以公允值計量。

編製本簡明綜合財務報表所採用之會計政策及計算方法與本集團編製截至二零零八年三月三十一日止年度之年度財務報表所依循者一致。香港會計師公會已頒佈多項新訂香港財務報告準則、經修定香港會計準則及現有準則之詮釋。採納於二零零八年四月一日開始之會計期間生效之準則對本集團之業績及財務狀況並無構成重大影響,本集團正評估尚未生效之準則對本集團業績及財務狀況之影響。

3 Business and geographical segments

3 業務及地區性分類

Revenue and results

收益與業績

(a) By business segment

(a) 業務分類

For management purposes, the Group is organised on a worldwide basis into five divisions. These divisions are the basis on which the Group reports its primary segment information.

就管理而言，本集團於全球基準分為五個營運類別，並以此類別作為本集團呈報其主要分類資料之基準。

Segment information about these businesses is presented below.

此等業務之分類資料如下：

For the six months ended 30th September, 2008

截至二零零八年九月三十日止六個月

		Construction and engineering 建築及機械工程 HK$'000 港幣千元	Insurance and investment 保險及投資 HK$'000 港幣千元	Property 物業 HK$'000 港幣千元	Food and beverages 餐飲 HK$'000 港幣千元	Computer and information communication technology and others 電腦及資訊通訊科技及其他 HK$'000 港幣千元	Consolidated 綜合 HK$'000 港幣千元
REVENUE	**收益**						
Total segment revenue	分類收益總額	1,922,545	42,236	220,783	155,939	484,077	2,825,580
Inter-segment revenue	分類之間收益	(510)	(6,161)	(31,512)	–	(5,125)	(43,308)
External revenue	對外收益	1,922,035	36,075	189,271	155,939	478,952	2,782,272
RESULTS	**業績**						
Segment results	分類之業績	(74,357)	(98,776)	79,817	(3,455)	14,474	(82,297)
Gain on disposal of subsidiaries	出售附屬公司之收益	110,733	–	–	–	–	110,733
Unallocated corporate expenses	未分配之企業支出						(5,963)
Share of results of associates	所佔聯營公司業績	1,624	–	1,856	5,357	968	9,805
Share of results of jointly controlled entities	所佔共同控制企業業績	333	–	(4,617)	–	–	(4,284)
Finance income	財務收入						5,396
Finance costs	財務費用						(51,554)
Loss before taxation	除稅前虧損						(18,164)
Income tax expenses	所得稅支出						(6,787)
Loss for the period	期內虧損						(24,951)

3 Business and geographical segments (continued)

3 業務及地區性分類(續)

***Revenue and results** (continued)*

收益與業績(續)

(a) *By business segment (continued)*

(a) *業務分類(續)*

For the six months ended 30th September, 2007

截至二零零七年九月三十日止六個月

		Construction and engineering 建築及機械工程 HK$'000 港幣千元	Insurance and investment 保險及投資 HK$'000 港幣千元	Property 物業 HK$'000 港幣千元	Food and beverages 餐飲 HK$'000 港幣千元	Computer and information communication technology and others 電腦及資訊通訊科技及其他 HK$'000 港幣千元	Consolidated 綜合 HK$'000 港幣千元
REVENUE	**收益**						
Total segment revenue	分類收益總額	1,800,274	67,824	182,758	142,871	494,833	2,688,560
Inter-segment revenue	分類之間收益	(153)	(10,704)	(23,559)	–	(6,735)	(41,151)
External revenue	對外收益	1,800,121	57,120	159,199	142,871	488,098	2,647,409
RESULTS	**業績**						
Segment results	分類之業績	78,543	49,801	65,414	5,706	16,674	216,138
Unallocated corporate expenses	未分配之企業支出						(4,942)
Share of results of associates	所佔聯營公司業績	989	–	1,799	2,878	(451)	5,215
Share of results of jointly controlled entities	所佔共同控制企業業績	652	–	(3,105)	–	–	(2,453)
Finance income	財務收入						6,613
Finance costs	財務費用						(71,754)
Profit before taxation	除稅前溢利						148,817
Income tax expenses	所得稅支出						(23,454)
Profit for the period	期內溢利						125,363

Note: Inter-segment revenue is charged at prices determined by management with reference to market prices.

附註：各業務分類之間收益價格由管理層依據市場價格釐定。

3 Business and geographical segments (continued)　3 業務及地區性分類(續)

***Revenue and results** (continued)*　**收益與業績(續)**

(b) By geographical segment　*(b) 地區性分類*

		Revenue 收益 Six months ended 30th September, 截至九月三十日止六個月 2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Hong Kong	香港	**1,258,439**	1,373,032
Macau	澳門	**707,744**	367,045
Canada	加拿大	**233,939**	229,367
Australia	澳洲	**158,513**	111,562
Europe	歐洲	**150,728**	316,494
Singapore	新加坡	**115,984**	78,874
U.S.A	美國	**64,073**	77,496
Mainland China	中國內地	**59,702**	69,917
Thailand	泰國	**25,303**	20,111
Others	其他	**7,847**	3,511
		2,782,272	2,647,409

4 Other (expenses)/income, net　4 其他(支出)／收入，淨額

		Six months ended 30th September, 截至九月三十日止六個月 2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Included in other (expenses)/income, net are:	其他(支出)／收入淨額包括：		
Fair value (loss)/gain on investments at fair value through profit or loss	於損益帳按公允值處理之投資之公允值(虧損)／收益	**(58,415)**	38,313
Fair value gain/(loss) on derivative financial instruments	衍生財務工具之公允值收益／(虧損)	**5,865**	(17,179)
Realised loss on investments at fair value through profit or loss	於損益帳按公允值處理之投資之已變現虧損	**(68,896)**	(10,605)
Realised gain on derivative financial instruments	衍生財務工具之已變現收益	**6,310**	8,717
Interest from amounts due from associates	應收聯營公司帳款之利息收入	**4,240**	216
Interest from amounts due from jointly controlled entities	應收共同控制企業帳款之利息收入	**708**	979
Commission income	佣金收入	**121**	170

5 Gain on disposal of subsidiaries

On 16th May, 2008, the Group entered into sale and purchase agreements with Sekisui Chemical Co., Ltd. in connection with disposal of the Group's 75% interest in CPT Chevalier Pipe Technologies GmbH ("CPT") (the "Disposal"). Details of the Disposal are set out in the circular of the Company dated 13th June, 2008 (the "Circular").

The Disposal was completed on 25th July, 2008 and was accounted for as disposal of subsidiaries. The net assets of the subsidiaries at the date of Disposal were as follow:

5 出售附屬公司之收益

於二零零八年五月十六日，本集團與積水化學工業株式會社訂立一份買賣協議，出售本集團於CPT Chevalier Pipe Technologies GmbH（「CPT」）之75%權益（「出售」）。出售資料詳載於本公司於二零零八年六月十三日刊發之通函（「通函」）內。

出售已於二零零八年七月二十五日完成，並入帳列作出售附屬公司。於出售日期，附屬公司之資產淨值如下：

			HK$'000 港幣千元
Total consideration satisfied by:	總代價之支付方式：		
Cash received	已收現金		233,100
Cash receivable	應收現金		58,275
Less: professional fees and expenses	減：專業費用及開支		(12,144)
			279,231
Less: net assets disposed of	減：已出售之資產淨值		
Property, plant and equipment	物業、廠房及設備	181,459	
Goodwill	商譽	46,744	
Other intangible assets	其他無形資產	25,335	
Deferred tax assets	遞延税項資產	17,739	
Inventories	存貨	80,388	
Debtors, deposits and prepayments	應收帳款、存出按金及預付款項	187,202	
Amounts due from customers for contract work	就合約工程應向客戶收取之款項	148,196	
Minority interests	少數股東權益	20,251	
Bank balances and cash	銀行結存及現金	30,358	
Creditors, deposits and accruals	應付帳款、存入按金及預提費用	(291,730)	
Amount due to a shareholder	應付一名股東款項	(56,800)	
Provision for taxation	課税準備	(247)	
Bank borrowings	銀行借款	(175,998)	
Bank overdrafts	銀行透支	(85)	
Other loans	其他借款	(1,372)	
Deferred tax liabilities	遞延税項負債	(393)	
Net assets as at disposal date	於出售日期之資產淨值	211,047	
Net assets retained	保留資產淨值	(42,549)	
			168,498
Gain on disposal of subsidiaries	出售附屬公司之收益		110,733
Net cash inflow arising on disposal:	出售產生之現金淨流入：		
Cash consideration received	已收現金代價		233,100
Bank balances and cash disposed of	已出售之銀行結存及現金		(30,358)
Professional fees and expenses	專業費用及開支		(10,144)
			192,598

5 Gain on disposal of subsidiaries (continued)

As disclosed in the Circular, the consideration of US$37,500,000 for the Disposal was agreed by all parties on arm's length negotiations subject to the consolidated net asset value (subject to adjustments) of CPT and its subsidiaries ("CPT Group") being not less than US$29,500,000 as at 31st March, 2008 (the "Minimum NAV"). If the consolidated net asset value of CPT Group as at 31st March, 2008 is less than the Minimum NAV, the Group will compensate CPT in an amount equal to the amount by which the Minimum NAV exceeds the consolidated net asset value. As such, the Group's gain on the Disposal will be adjusted by the amount of the compensation. Since the consolidated net asset value of CPT Group as at 31st March, 2008 is still in the process of finalisation of audit by the auditors of CPT and has not yet been finalised and agreed by all parties as at the date of these interim financial statements, the gain on the Disposal recognised as disclosed on these interim financial statements is estimated based on the best information available and will be adjusted subject to finalisation of the consolidated net asset value and hence the compensation amount.

5 出售附屬公司之收益(續)

如通函所披露,出售代價37,500,000美元乃經訂約各方公平磋商後協定,惟CPT及其附屬公司(「CPT集團」)於二零零八年三月三十一日之綜合資產淨值(可予調整)須不少於29,500,000美元(「最低資產淨值」)。如CPT集團於二零零八年三月三十一日之綜合資產淨值少於最低資產淨值,本集團將向CPT補償一筆相等於最低資產淨值高出綜合資產淨值之款項。因此,本集團之出售收益將按補償金額調整。由於CPT之核數師仍在審核CPT集團於二零零八年三月三十一日之綜合資產淨值,而訂約各方於本中期財務報表日期仍未落實及同意有關綜合資產淨值,因此,本中期財務報表內披露之已確認出售收益按可得之最佳資料估算,並將在綜合資產淨值及補償金額落實後作出調整。

6 Finance costs, net

6 財務費用,淨額

		Six months ended 30th September, 截至九月三十日止六個月 2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Interest on bank loans wholly repayable within five years and overdrafts	償還期於五年內之銀行借款及透支之利息	**31,132**	53,836
Interest on convertible bonds wholly repayable within five years	償還期於五年內之可換股債券之利息	**20,422**	17,918
		51,554	71,754
Less: Interest from bank deposits	減:銀行存款利息收入	**(5,396)**	(6,613)
		46,158	65,141

7 (Loss)/profit before taxation

7 除税前（虧損）／溢利

		Six months ended 30th September, 截至九月三十日止六個月	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
(Loss)/profit before taxation has been arrived at after charging the following:	除税前（虧損）／溢利已扣除下列項目：		
Cost of inventories recognised as expenses	售出存貨之成本	**630,518**	566,019
Staff costs	員工開支	**380,658**	473,404
Less: Amount capitalised to contract work	減：撥作合約工程成本	**(38,475)**	(51,988)
		342,183	421,416
Operating lease payments in respect of leasing of	關於租賃以下項目之營業性租賃費用		
– premises under minimum lease payments	－樓宇之最低租賃付款	**51,318**	46,948
– premises under contingent rent	－樓宇之或然租金	**3,347**	4,459
– equipment	－設備	**2,602**	5,409
		57,267	56,816
Depreciation of property, plant and equipment	物業、廠房及設備之折舊	**40,991**	43,162

8 Income tax expenses

8 所得税支出

		Six months ended 30th September, 截至九月三十日止六個月	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Current tax	本期税項		
Hong Kong	香港	**5,656**	12,753
Overseas	海外	**8,259**	10,337
		13,915	23,090
Deferred tax	遞延税項		
Current period	本期	**(4,199)**	364
Attributable to change in tax rate	因應税率變動	**(2,929)**	–
		6,787	23,454

Hong Kong profits tax is calculated at the rate of 16.5% (2007: 17.5%) on the estimated assessable profits after offsetting losses brought forward of each individual company. Taxation on overseas profits has been calculated on the estimated assessable profits for the period at the rates of taxation prevailing in the countries in which the business operates.

On 26th June, 2008, the Hong Kong Legislative Council passed the revenue bill 2008 which included the reduction in corporate profits tax rate by 1% from 17.5% to 16.5% effective from the year of assessment 2008/2009. The effect of such decrease has been reflected in measuring the current and deferred tax for the six months ended 30th September, 2008.

香港利得税乃根據本集團各公司之估計應課税溢利經抵銷前期虧損後按税率16.5%（二零零七年：17.5%）計算。海外税款乃按期內估計應課税溢利依本集團經營業務地區之現行税率計算。

於二零零八年六月二十六日，香港立法會通過二零零八年收入條例草案，其中包括由二零零八／二零零九評税年度起將公司利得税税率由17.5%減低1%至16.5%。減税之影響已於計算截至二零零八年九月三十日止六個月之本期及遞延税項時反映。

9 Dividends

9 股息

		Six months ended 30th September, 截至九月三十日止六個月	
		2008	2007
		二零零八年	二零零七年
		HK$'000	HK$'000
		港幣千元	港幣千元
Interim dividend of HK$0.055 (2007: HK$0.16) per share	中期股息每股港幣0.055元（二零零七年：每股港幣0.16元）	**15,266**	44,573

On 10th December, 2008, the Board of Directors declared an interim dividend of HK$0.055 per ordinary share. The interim dividend is not reflected as a dividend payable in these condensed consolidated interim financial statements, but will be reflected as an appropriation of the retained earnings for the year ending 31st March, 2009.

於二零零八年十二月十日，董事會宣派中期股息每股普通股港幣0.055元。中期股息並無於本簡明綜合財務報表反映為應付股息，惟將入帳列作截至二零零九年三月三十一日止年度之保留溢利之分配。

A 2008 final dividend of HK$0.29 per ordinary share, totally HK$80,789,000, was approved at the annual general meeting held on 26th September, 2008 and paid in October 2008. It has been reflected as an appropriation of the retained earnings for the six months ended 30th September, 2008.

二零零八年末期股息每股普通股港幣0.29元（合共港幣80,789,000元）已於二零零八年九月二十六日舉行之股東週年大會上獲批准，並已於二零零八年十月派付。該金額已入帳列作截至二零零八年九月三十日止六個月之保留溢利之分配。

10 Earnings per share

10 每股盈利

(a) Basic

(a) 基本

Basic earnings per share are calculated by dividing the consolidated profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

每股基本盈利乃根據本公司股權持有人應佔綜合溢利除以本期已發行普通股之加權平均數計算。

		Six months ended 30th September, 截至九月三十日止六個月	
		2008	2007
		二零零八年	二零零七年
		HK$'000	HK$'000
		港幣千元	港幣千元
Profit attributable to equity holders of the Company	本公司股權持有人應佔溢利	**15,360**	112,579
		Number of shares	Number of shares
		股份數目	股份數目
		'000	'000
		千股	千股
Weighted average number of ordinary shares in issue	已發行普通股之加權平均數	**278,582**	278,582
Basic earnings per share (HK$)	每股基本盈利（港幣）	**0.06**	0.40

(b) Diluted

(b) 攤薄

As the convertible bonds outstanding had an anti-dilutive effect on the basic earnings per share for both periods, the diluted earnings per share equal the basic earnings per share.

由於未行使可換股債券對兩段期間之每股基本盈利具有反攤薄影響，故每股攤薄盈利相等於每股基本盈利。

11 Investment properties and property, plant and equipment

The Directors have considered the carrying amounts of the Group's investment properties carried at fair values at 30th September, 2008 and have estimated that the carrying amounts did not differ significantly from the fair values at 31st March, 2008. Consequently, no changes in the fair value of investment properties have been recognised in the current period.

For the six month ended 30th September, 2008, the Group acquired property, plant and equipment at a cost of HK$44,530,000 (HK$44,548,000 for the six months ended 30th September, 2007) and disposed property, plant and equipment (other than those related to disposal of CPT as stated below) with a carrying value of HK$13,303,000 (HK$11,015,000 for the six months ended 30th September, 2007).

On 25th July, 2008, the Group completed the disposal of CPT. Accordingly, the carrying value of the property, plant and equipment was reduced by HK$181,459,000. Details of the Disposal are set out in note 5.

11 投資物業及物業、廠房及設備

董事已考慮本集團按公允值列帳之投資物業於二零零八年九月三十日之帳面值，並估計有關帳面值與其於二零零八年三月三十一日之公允值並無重大差異，故此本期間並無確認投資物業公允值之變更。

截至二零零八年九月三十日止六個月，本集團購買成本為港幣44,530,000元（截至二零零七年九月三十日止六個月：港幣44,548,000元）之物業、廠房及設備，及出售帳面值為港幣13,303,000元（截至二零零七年九月三十日止六個月：港幣11,015,000元）之物業、廠房及設備（以下提及之出售CPT除外）。

於二零零八年七月二十五日，本集團完成出售CPT。因此，物業、廠房及設備之帳面值減少港幣181,459,000元。出售資料詳載於附註5。

12 Debtors, deposits and prepayments

12 應收帳款、存出按金及預付款項

		As at 30th September, 2008 於二零零八年九月三十日 HK$'000 港幣千元	As at 31st March, 2008 於二零零八年三月三十一日 HK$'000 港幣千元
Trade debtors	貿易應收帳款	**552,452**	701,562
Less: Provision for impairment	減：減值撥備	**(20,809)**	(26,897)
		531,643	674,665
Other debtors, deposits and prepayments	其他應收帳款、存出按金及預付款項	**591,047**	584,286
Retention receivables	應收保留帳款	**227,363**	191,075
		1,350,053	1,450,026

The Group has established different credit policies for customers in each of its core businesses. The average credit period granted to trade debtors was 60 days.

本集團對各項核心業務客戶已確立指定信貸政策。給予貿易客戶平均信貸期為60天。

The ageing analysis of trade debtors is as follows:

貿易應收帳款之帳齡分析如下：

		As at 30th September, 2008 於二零零八年九月三十日 HK$'000 港幣千元	As at 31st March, 2008 於二零零八年三月三十一日 HK$'000 港幣千元
0 – 60 days	0－60天	**430,010**	520,322
61 – 90 days	61－90天	**14,768**	52,799
Over 90 days	逾90天	**86,865**	101,544
		531,643	674,665

13 Creditors, bills payable, deposits and accruals

13 應付帳款、應付票據、存入按金及預提費用

		As at 30th September, 2008 於二零零八年九月三十日 HK$'000 港幣千元	As at 31st March, 2008 於二零零八年三月三十一日 HK$'000 港幣千元
Trade creditors and bills payable	貿易應付帳款及應付票據	**258,075**	449,571
Consideration payable for the acquisition of certain interest in a jointly controlled entity	收購一間共同控制企業若干權益之應付代價	**58,127**	56,597
Accrued contract costs	合約成本之預提費用	**171,730**	274,428
Retention payables	應付保留帳款	**142,810**	128,414
Other creditors, deposits and accruals	其他應付帳款、存入按金及預提費用	**323,541**	412,682
		954,283	1,321,692

The ageing analysis of trade creditors and bills payable is as follows:

貿易應付帳款及應付票據之帳齡分析為：

		As at 30th September, 2008 於二零零八年九月三十日 HK$'000 港幣千元	As at 31st March, 2008 於二零零八年三月三十一日 HK$'000 港幣千元
0 – 60 days	0－60天	**215,486**	360,652
61 – 90 days	61－90天	**11,762**	26,030
Over 90 days	逾90天	**30,827**	62,889
		258,075	449,571

14 Share capital

14 股本

		As at 30th September, 2008 於二零零八年九月三十日 HK$'000 港幣千元	As at 31st March, 2008 於二零零八年三月三十一日 HK$'000 港幣千元
Authorised:	法定股本：		
540,000,000 ordinary shares of HK$1.25 each	540,000,000股普通股，每股面值港幣1.25元	**675,000**	675,000
Issued and fully paid:	已發行及繳足股本：		
278,582,090 ordinary shares of HK$1.25 each	278,582,090股普通股，每股面值港幣1.25元	**348,228**	348,228

15 Convertible bonds

On 26th July, 2006, the Company issued a 2.125% convertible bond with an aggregate amount of HK$450 million (the "Convertible Bonds"). Each bondholder has the option to convert the Convertible Bonds into shares of the Company of HK$1.25 each at a conversion price of HK$11.20, which is adjusted to HK$10.19, HK$9.98 and HK$9.49 as a result of the approval for the payment of the final dividend of an amount of HK$0.3 per share for the year ended 31st March, 2007, interim dividend of an amount of HK$0.16 per share for the period ended 30th September, 2007 and final dividend of an amount of HK$0.29 per share for the year ended 31st March, 2008 respectively. The adjustment became effective from 29th August, 2007, 4th January, 2008 and 26th September, 2008 respectively. Conversion price will be further adjusted upon approval of dividend in future.

Unless previously converted or purchased or redeemed, each Convertible Bond shall be redeemed by the Company at 121.30% of its principal amount together with accrued interest on 28th July, 2011 (the maturity date of the Convertible Bonds).

On 28th July, 2009 (the "Put Option Date"), the holders of the Convertible Bonds will have the right at such holders' option, to require the Company to redeem all or some of the Convertible Bonds of such holders on the Put Option Date at 113.1% of their principal amount together with accrued interest up to but excluding the redemption date.

The proceeds from the issuance of the Convertible Bonds have to be split into liability and derivative components. On issuance of the Convertible Bonds, the fair value of the derivative component is determined using an option price model; and this amount is carried as a liability until extinguished on conversion or redemption. The remainder of the proceeds is allocated to the liability component and is carried as a liability on the amortised cost basis until extinguished on conversion or redemption. The derivative component is measured at fair value on the issuance date and any subsequent changes in fair value of the derivative component as at the balance sheet date are recognised in the income statement.

The Convertible Bonds recognised in the condensed consolidated balance sheet are calculated as follows:

15 可換股債券

於二零零六年七月二十六日，本公司發行本金總額港幣450,000,000元2.125%可換股債券(「可換股債券」)。各債券持有人有權將可換股債券按每股港幣11.20元之換股價轉為本公司每股面值港幣1.25元之股份。由於批准派付截至二零零七年三月三十一日止年度之末期股息每股港幣0.3元、截至二零零七年九月三十日止期間之中期股息每股港幣0.16元及截至二零零八年三月三十一日止年度之末期股息每股港幣0.29元，換股價因而分別調整為每股港幣10.19元、港幣9.98元及港幣9.49元。此等調整分別於二零零七年八月二十九日、二零零八年一月四日及二零零八年九月二十六日生效。換股價將隨着未來股息批准而調整。

除非可換股債券已被轉換或購買或贖回，否則本公司將於二零一一年七月二十八日(可換股債券到期日)按本金額之121.30%連同應計至贖回日期之利息贖回可換股債券。

於二零零九年七月二十八日(「認沽權日」)，各可換股債券之持有人將有權選擇要求本公司於認沽權日按本金額之113.1%連同應計至贖回日期(但不包括該日)之利息贖回其全部或部分可換股債券。

發行可換股債券所得款項分為負債和衍生工具部分。於發行可換股債券時，衍生工具部分之公允值由期權定價模型確定；此金額被確認為負債，直至因可換股債券被轉換或贖回而消除為止。所得款項之餘款被分配為負債部分，並以攤銷成本為基準確認為負債，直至因可換股債券被轉換或贖回而消除為止。衍生工具部分以於發行日之公允值計量，其後衍生工具部分於結算日之任何公允值變動在收益表中確認。

於簡明綜合資產負債表中確認之可換股債券計算如下：

		HK$'000 港幣千元
Liability component	**負債部分**	
At 1st April, 2008	於二零零八年四月一日	381,275
Interest accrued less amount paid	已計提利息減已付利息	16,184
At 30th September, 2008	於二零零八年九月三十日	**397,459**
Derivative component	**衍生工具部分**	
At 1st April, 2008	於二零零八年四月一日	2,755
Fair value adjustment	公允值調整	(355)
At 30th September, 2008	於二零零八年九月三十日	**2,400**

The effective interest rate for the liability component of the Convertible Bonds is 9.8% per annum.

可換股債券負債部分之實際利率為每年9.8%。

16 Contingent liabilities

16 或然負債

At the balance sheet date, the Group had contingent liabilities in respect of guarantees issued for utilised borrowings in relation to:

於結算日，本集團就所已使用借款作出之擔保之或然負債為：

		As at 30th September, 2008 於二零零八年九月三十日 HK$'000 港幣千元	As at 31st March, 2008 於二零零八年三月三十一日 HK$'000 港幣千元
Banking facilities granted to jointly controlled entities	授予共同控制企業之銀行信貸	**444,600**	321,900
Banking facilities granted to associates	授予聯營公司之銀行信貸	**241,788**	46,650
		686,388	368,550

17 Capital commitment

17 資本承擔

		As at 30th September, 2008 於二零零八年九月三十日 HK$'000 港幣千元	As at 31st March, 2008 於二零零八年三月三十一日 HK$'000 港幣千元
Capital expenditure contracted for but not provided in the condensed consolidated financial statements in respect of	就下列已簽約項目但未於簡明綜合財務報表內計提撥備之資本承擔		
– acquisition of property, plant and equipment	一購入物業、廠房及設備	**–**	2,495
– acquisition of land and building	一購入土地及物業	**–**	41,192
– acquisition of remaining interest in an associated company (Note)	一購入一間聯營公司之餘下權益（附註）	**136,171**	136,171
		136,171	179,858
Capital expenditure authorised but not contracted for and not provided for in the condensed consolidated financial statements in respect of	就下列已批准但未簽約項目及未在簡明綜合財務報表內計提撥備之資本承擔		
– acquisition of property, plant and equipment	一購入物業、廠房及設備	**–**	16,729
– acquisition of land and building	一購入土地及物業	**2,087,613**	1,279,025
		2,223,784	1,475,612

17 Capital commitment (continued)

In addition to the above, the Group's share of the capital commitment of its jointly controlled entities is as follows:

17 資本承擔(續)

除上述者外,本集團所佔其共同控制企業之資本承擔如下:

		As at 30th September, 2008 於二零零八年九月三十日 HK$'000 港幣千元	As at 31st March, 2008 於二零零八年三月三十一日 HK$'000 港幣千元
Contracted for but not provided	已簽約但未撥備	**146,813**	216,724
Authorised but not contracted for	已批准但未簽約	**247,662**	306,903
		394,475	523,627

Note:

As at 30th September, 2008, a subsidiary of the Company, Chevalier Pacific Holdings Limited ("CPHL") has committed to acquire the remaining 51% of the issued share capital of its associated company, Sinochina Enterprises Limited ("SEL"), from Sinochina Pacific Limited, an independent third party. After that acquisition, SEL will become a wholly-owned subsidiary of CPHL. The consideration is based on the forthcoming financial results of SEL and its subsidiaries and associates for the year ending 31st December, 2008. The total consideration to acquire 100% of the issued share capital of SEL (including HK$63,829,000 paid in respect of 49% already acquired) shall not exceed HK$200,000,000.

附註:

於二零零八年九月三十日,本公司之附屬公司其士泛亞控股有限公司(「其士泛亞」)承諾向一名獨立第三方Sinochina Pacific Limited收購Sinochina Enterprises Limited(「SEL」,現為其士泛亞之聯營公司)餘下51%之已發行股本。收購完成後,SEL將成為其士泛亞之全資附屬公司。收購代價乃根據SEL及其附屬公司及聯營公司截至二零零八年十二月三十一日止年度之未來業績表現而釐定。購買SEL 100%之已發行股本之總代價(包括已完成收購SEL 49%之已發行股本之購買價格港幣63,829,000元)將不超過港幣200,000,000元。

18 Operating leases

(a) *The Group as lessee*

The Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of renting of premises which fall due as follows:

18 營業性租賃

(a) *本集團作為承租人*

本集團就樓宇租賃根據不可撤銷之營業性租賃而須於未來支付之最低租賃金額承擔,租約屆滿期如下:

		As at 30th September, 2008 於二零零八年九月三十日 HK$'000 港幣千元	As at 31st March, 2008 於二零零八年三月三十一日 HK$'000 港幣千元
Within one year	一年內	**84,853**	102,746
In the second to fifth year inclusive	二至五年內(包括首尾兩年)	**88,975**	128,150
Over five years	五年以上	**3,226**	7,674
		177,054	238,570

The above lease commitments only include commitments for basic rentals, and do not include commitments for additional rental payable (contingent rents), if any, which are to be determined generally by applying pre-determined percentages to future sales less the basic rentals of the respective leases, as it is not possible to determine in advance the amount of such additional rentals.

由於不可能預先斷定額外租賃款項,上述租賃承擔僅包括基本租金,不包括應付額外租金(或然租金)(如有)之承擔,一般乃以未來銷售額按預先設定百分比減有關租賃之基本租金後釐定。

18 Operating leases (continued)

(b) The Group as lessor

At the balance sheet date, investment properties and completed properties for sale with a carrying value of HK$895,000,000 (31st March, 2008: HK$925,000,000) and HK$61,000,000 (31st March, 2008: HK$77,000,000) respectively were rented out under operating leases. All of the properties were leased out for periods ranging from one year to five years. The future minimum lease payments receivable by the Group under non-cancellable operating leases for each of the following periods is as follows:

18 營業性租賃(續)

(b) 本集團作為出租人

於結算日，以營業性租賃租出之投資物業及已建成待售物業之帳面值分別為港幣895,000,000元(二零零八年三月三十一日：港幣925,000,000元)及港幣61,000,000元(二零零八年三月三十一日：港幣77,000,000元)。所有該等物業之出租年期為一至五年。本集團根據不可撤銷之營業性租賃在下列期間之未來最低租賃應收金額如下：

		As at 30th September, 2008 於二零零八年九月三十日 HK$'000 港幣千元	As at 31st March, 2008 於二零零八年三月三十一日 HK$'000 港幣千元
Within one year	一年內	**33,645**	36,074
In the second to fifth year inclusive	二至五年內(包括首尾兩年)	**21,004**	17,038
		54,649	53,112

19 Related party transactions

19 有關連人士交易

		Six months ended 30th September, 截至九月三十日止六個月 2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Purchase of inventories from an associate	自聯營公司採購存貨	**14,826**	–
Interest income from associates	來自聯營公司之利息收入	**4,240**	216
Interest income from jointly controlled entities	來自共同控制企業之利息收入	**708**	979
Rental income from an associate	來自聯營公司之租金收入	**228**	114

Amounts due from/to associates are unsecured, interest free and repayment on demand, except for the following balances:

(i) Amount due from an associate of HK$7,770,000 (31st March, 2008: HK$7,566,000) bears interest at a rate of 6.2% per annum.

(ii) Amount due from an associate of HK$3,453,000 (31st March, 2008: HK$4,100,000) is secured by plant and equipment of the associate which bears interest at a rate of Hongkong and Shanghai Banking Corporation prime rate plus 100 basis points per annum and is repayable not exceeding five years.

(iii) Amount due from an associate of approximately HK$56,800,000 is denominated in Euro and bears interest at a rate of 3 month EURIBOR plus 100 basis points per annum and is repayable not later than 30th September, 2009.

As at 30th September, 2008, amounts due from jointly controlled entities are unsecured, interest free and payable on demand, except for amount due from a jointly controlled entity of HK$11,308,000 (31st March, 2008: HK$15,545,000) is denominated in RMB and bears interest at a rate of 115% of prevailing market rates per annum quoted by the People's Bank of China.

應收／應付聯營公司帳款乃無抵押，免息及按要求償還，惟以下結餘除外：

(i) 應收一間聯營公司帳款港幣7,770,000元(二零零八年三月三十一日：港幣7,566,000元)乃附帶年息率6.2 厘。

(ii) 應收一間聯營公司帳款港幣3,453,000元(二零零八年三月三十一日：港幣4,100,000元)由該聯營公司之廠房及設備作抵押，其附帶年息率為香港上海滙豐銀行優惠利率加一百點子，並於不超過五年內償還。

(iii) 應收一間聯營公司帳款約港幣56,800,000元以歐羅列值，其附帶年息率為三個月歐羅銀行同業拆息息率加一百點子，並於二零零九年九月三十日前償還。

於二零零八年九月三十日，應收共同控制企業帳款乃無抵押，免利息及按要求償還，惟應收一間共同控制企業帳款港幣11,308,000元(二零零八年三月三十一日：港幣15,545,000元)以人民幣列值，其附帶年息按中國人民銀行所報現行市場利率的115%計算。

20 Post balance sheet events

(a) Pursuant to an agreement dated 28th November, 2008 entered into among the Company, its wholly-owned subsidiary, Chevalier Lifts and Escalators (China) Limited, and Toshiba Elevator and Building Systems Corporation ("TELC"), a subsidiary of Toshiba Corporation, the Company agreed to sell 51% of shares in its wholly-owned subsidiary, Chevalier (HK) Limited ("CHKL"), to TELC in two tranches (First tranche: 49% of shares of CHKL by the date of completion which is expected to be on or before 31st March, 2009; Second tranche: 2% of shares of CHKL by 31st March, 2010) for a total cash consideration of HK$695,640,000 (First tranche: HK$668,360,000; Second tranche: HK$27,280,000) ("Disposal") (subject to adjustment); and TELC shall sell and the Group shall acquire 20% of each of the equity interests of Toshiba Elevator (Shenyang) Co., Ltd. and Toshiba Elevator (China) Co., Ltd. for a total cash consideration of HK$121,000,000 ("Acquisition") (subject to adjustment). The completion of the Disposal and the Acquisition is conditional upon, among others, the completion of the reorganisation of CHKL where CHKL and its subsidiaries (the "CHKL Group") should be engaged in elevator business only after the date of completion.

Based on the net asset value agreed on the agreement, the Group has estimated the gain on disposal to be approximately HK$649,000,000. The actual gain or loss resulting from the Disposal however will be determined based on the actual consolidated net asset value of the CHKL Group as at the date of completion with adjustment, if any.

Details of the transaction have been published in the Company's announcement dated 4th December, 2008.

(b) On 28th November, 2008, Chevalier Investment (Hefei) Limited ("Chevalier Hefei"), an indirect wholly-owned subsidiary of the Company, entered into a subscription agreement and a joint venture agreement with Anhui Province Travel Group Company Limited ("Anhui Travel ") and Anhui Anxing Development Joint-Stock Company Limited ("Anxing Development"), whereby Anxing Development and Chevalier Hefei agreed to subscribe in cash for the increased registered capital of Anhui Province Hua Qiao Hotel ("Hua Qiao Hotel") of RMB78,000,000 (equivalent to approximately HK$88,530,000) and RMB132,600,000 (equivalent to approximately HK$150,501,000) respectively, and the capital required to be contributed by Anhui Travel is RMB49,400,000 (equivalent to approximately HK$56,069,000). The contribution by Anhui Travel will be satisfied by Anhui Travel implementing a reorganisation of Hua Qiao Hotel to the effect that only those identified assets and liabilities will remain at Hua Qiao Hotel. The completion of the transaction is conditional upon, among others, the completion of the above reorganisation of Hua Qiao Hotel. Upon completion of the transaction, Chevalier Hefei, Anhui Travel and Anxing Development will hold 51%, 19% and 30% respectively of the enlarged registered capital of Hua Qiao Hotel which is undertaking a property development project in Heifei.

Details of the transaction have been published in the Company's announcement dated 4th December, 2008.

21 Comparative figures

Certain comparative figures have been reclassified in order to conform with the presentation of current period.

20 結算日後事項

(a) 根據本公司、其士升降機及電梯(中國)有限公司(本公司之全資附屬公司)與東芝電梯株式會社(「東芝電梯」，東芝株式會社之附屬公司)於二零零八年十一月二十八日訂立之協議，本公司同意分兩批向東芝電梯出售其全資附屬公司其士(香港)有限公司(「其士香港」)之51%股份(第一批：於完成日期(預期會在二零零九年三月三十一日或以前)前出售其士香港49%股份；第二批：於二零一零年三月三十一日前出售其士香港2%股份)，總現金代價為港幣695,460,000元(可予調整)(第一批：港幣668,360,000元；第二批：港幣27,280,000元)(「出售」)；以及東芝電梯將出售而本集團將分別收購東芝電梯(瀋陽)有限公司及東芝電梯(中國)有限公司之20%股權，總現金代價為港幣121,000,000元(可予調整)(「收購」)。出售及收購(當中包括)須待其士香港完成重組(致使其士香港及其附屬公司(「其士香港集團」)於完成日期後應僅從事電梯業務，方告完成。

根據於協議內協定之資產淨值，本集團估計出售將錄得收益約港幣649,000,000元。然而，因交易而產生之實際收益或虧損將視乎其士香港集團於完成交易當日之實際綜合資產淨值及所作出之調整(如有)而定。

交易資料詳載於本公司於二零零八年十二月四日刊發之公告內。

(b) 於二零零八年十一月二十八日，其士投資(合肥)有限公司(「其士合肥」)(本公司之間接全資附屬公司)與安徽省旅遊集團有限公司(「安徽旅遊」)及安徽安興發展股份有限公司(「安興發展」)訂立了增資協議及合資經營合同。據此，安興發展及其士合肥同意分別以現金認購安徽省華僑飯店(「華僑飯店」)經增加註冊資本之人民幣78,000,000元(相等於約港幣88,530,000元)及人民幣132,600,000元(相等於約港幣150,501,000元)，而安徽旅遊須出繳之資本為人民幣49,400,000元(相等於約港幣56,069,000元)。安徽旅遊之出資將由安徽旅遊重組華僑飯店致使其僅保留入圍資產及負債之形式支付。交易(當中包括)須待華僑飯店重組完成後，方告完成。於完成時，其士合肥、安徽旅遊及安興發展將分別持有華僑飯店經擴大註冊資本之51%、19%及30%。

交易資料詳載於本公司於二零零八年十二月四日刊發之公告內。

21 比較數字

若干比較數字已經重新分類以符合本期間之呈報方法。

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim dividend of HK$0.055 (2007: HK$0.16) per share for the six months ended 30th September, 2008 payable on Monday, 12th January, 2009 to shareholders whose names appear on the Register of Members of the Company on Tuesday, 6th January, 2009.

中期股息

董事會議決派發截至二零零八年九月三十日止六個月之中期股息每股港幣0.055元（二零零七年：每股港幣0.16元），並將於二零零九年一月十二日星期一派發予在二零零九年一月六日星期二名列於本公司股東名冊內之股東。

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Friday, 2nd January, 2009 to Tuesday, 6th January, 2009, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Tricor Standard Limited of 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Wednesday, 31st December, 2008.

暫停股份過戶登記

本公司將於二零零九年一月二日星期五至二零零九年一月六日星期二（首尾兩天包括在內）暫停辦理股份過戶登記手續。為確保獲得派發上述之中期股息，持有本公司股份人士，請於二零零八年十二月三十一日星期三下午四時前，將所有股份過戶文件連同有關股票，送達本公司之香港股份過戶登記分處卓佳標準有限公司，地址為香港皇后大道東二十八號金鐘匯中心二十六樓，以便辦理過戶登記手續。

MANAGEMENT DISCUSSION AND ANALYSIS

During the six months ended 30th September, 2008, the Group's revenue slightly increased 5.1% to HK$2,782 million when compared with the corresponding period last year. The increase in the revenue of electrical and mechanical ("E&M") engineering and building construction projects in Macau as well as elevators business in Hong Kong boosted the overall revenue as compared with the same period last year.

Profit attributable to equity holders of the Company however decreased substantially to HK$15.4 million from HK$113 million in the same period last year. The decline in profit was mainly due to realised and unrealised losses from investments in securities as well as losses incurred by various pipe rehabilitation, construction and environmental engineering projects.

Construction and Engineering

During the period under review, revenue of this segment increased by 6.8% to HK$1,922 million from last year's HK$1,800 million, mainly due to the increase in the volume of E&M and construction works in Macau. Major projects on hand included:

- supply and installation of lifts and escalators for Singapore Housing Development Board in Singapore;
- construction of "The Praia" in Macau and the redevelopment of Shatin Pass Estates in Hong Kong;
- the E&M works for the expansion phase of Wynn Resorts and City of Dreams in Macau; and
- aluminium window works on Exchange Tower, Kowloon Bay and I-Square at Tsimshatsui.

管理層討論及分析

截至二零零八年九月三十日止六個月，本集團收益較去年同期微升5.1%至港幣27.82億元。與去年同期相比，澳門機電工程及建築項目以及香港電梯業務之收益增長均帶動整體收益上升。

然而，本公司股權持有人應佔溢利由去年同期之港幣1.13億元大幅減少至港幣1,540萬元。溢利減少之主因乃證券投資產生已變現及未變現虧損以及多個管道修復、建築及環保工程項目均出現虧損。

建築及機械工程

回顧期內，該分類之收益由去年之港幣18億元增加6.8%至港幣19.22億元，主要是由於澳門之機電及建築工程數量增加所致。主要手頭合約包括：

- 於新加坡為新加坡房屋發展署供應及安裝升降機及電扶梯；
- 澳門「海擎天」建築工程及香港沙田坳村之重建項目；
- 澳門永利酒店度假村擴建部份及新濠天地之機電工程；及
- 九龍灣國際交易中心及尖沙咀I-Square之鋁窗工程。

Construction and Engineering (continued)

The escalating increases of construction labour and material costs in the first half year have adversely affected performances of our building construction, environmental engineering and pipe rehabilitation businesses during the reviewing period and led to a loss of HK$74.4 million for this segment. The management has taken measures to more stringently monitor the costs and actively work with the customers on sharing of the costs overrun to alleviate the situation.

The disposal of 75% interest in CPT Chevalier Pipe Technologies GmbH and its subsidiaries (the "CPT Group"), the pipe rehabilitation including its construction businesses in Europe and Australia, to Sekisui Chemical Co., Ltd. ("Sekisui") during the period under review contributed to the segment an estimated profit of disposal of approximately HK$111 million, which is still subject to finalisation of audit and the relevant price adjustments. Since the products and services of the CPT Group and Sekisui are complementary to each other, it is envisaged that the partnership with Sekisui, which is a major player in the infrastructure material and products industry, could fuel further growth and improve our competitiveness and marketability of the pipe rehabilitation business.

Insurance and Investment

During the period under review, revenue of this segment decreased from HK$57.1 million to HK$36.1 million as compared with the last corresponding period and segment results dropped significantly from profit of HK$49.8 million last year to loss of HK$98.8 million. As a result of the recent rapid downturn in the financial market, substantial realised and unrealised losses were incurred in the fair value changes of the Group's listed and unlisted investments at fair value through profit or loss and investments available-for-sale. Nevertheless, the Group believes that its investment policy adopted has been conservative and has held a well-balanced investment portfolio comprising equity, fixed income and structured deposits.

The Group has promptly responded to the financial market instability by continuously reducing its investment portfolio since April 2008. As at 30th September, 2008, the book value of the total investments held by the Group that were marked to market had a total balance of HK$744 million (31st March, 2008: HK$1,158 million), comprising mainly investments in principal protected structured deposits and debt securities of HK$286 million, mutual funds of HK$96.1 million, private equity funds of HK$298 million and the remaining balance mainly being hedge funds, exchanged traded funds and equity. Most of the principal protected structured deposits and debt securities are investment-graded securities. The Group will continue to reduce its investment portfolio in a disciplined manner in view of the likely global economic recession. The insurance underwriting business for employee compensation in Hong Kong continued to face intense market competition and the return from investment in securities also decreased as mentioned above.

建築及機械工程(續)

上半年建築工人及材料成本飆升,對本集團建築、環保工程及管道修復業務於回顧期內之表現造成不利影響,令該分類錄得虧損港幣7,440萬元。管理層已採取措施更嚴謹地監控成本,並積極與客戶磋商共同分擔超支部分,冀能減低有關影響。

於回顧期內向積水化學工業株式會社(「積水」)出售CPT Chevalier Pipe Technologies GmbH及其附屬公司(「CPT集團」)之75%權益(管道修復業務,包括其於歐洲及澳洲之建築業務)為該分類帶來出售溢利估計約港幣1.11億元,金額仍有待完成審核及作出相關價格調整後方可作實。由於CPT集團及積水之產品及服務可互相補足,加上積水為基建材料及產品業之主要企業,故與積水建立夥伴關係有助提升管道修復業務之競爭力及可銷性,進一步推動業務增長。

保險及投資

回顧期內,該分類之收益由去年同期之港幣5,710萬元下跌至港幣3,610萬元,分類業績亦轉盈為虧,由去年之溢利港幣4,980萬元大幅減少至虧損港幣9,880萬元。金融市場狀況近期急劇惡化,令本集團於損益帳按公允值處理之上市及非上市投資以及可出售的投資公允值變動均錄得大額已變現及未變現虧損。然而,本集團相信所採納之投資政策誠屬審慎,而所持投資組合由股票、固定收入投資及結構性存款組成,平穩均衡。

自二零零八年四月起,本集團即已因應金融市場波動迅速作出回應,逐步減持投資組合。於二零零八年九月三十日,本集團所持以市場劃價之總投資賬面值之總額為港幣7.44億元(二零零八年三月三十一日:港幣11.58億元),主要包括保本結構性存款及債務證券投資港幣2.86億元、互惠基金港幣9,610萬元及私募股權基金港幣2.98億元,餘額則主要為對沖基金、交易所買賣基金及股票。大部分保本結構性存款及債務證券為投資級別證券。鑑於預期全球經濟可能步入衰退,本集團將繼續有序減持投資組合。香港僱員賠償之承保業務持續面對激烈市場競爭,而證券投資回報亦如上述般下跌。

Property

All the business units of this segment performed well during the period under review and both revenue and profit increased to HK$189 million and HK$79.8 million respectively. Performances of the cold storage and logistics, hotel and property investment businesses continued to provide a steady contribution.

The Group made satisfactory progress in property development in Mainland China. Unaffected by the earthquakes in Sichuan, construction of our Chengdu project was progressing well and several floors of its commercial section have also been pre-sold. For the previous pre-sale of residential section of this Chengdu project, the Group expects to book such profit contribution by early 2009 when the properties are completed and delivered to the buyers. Shortly after the period under review, the Group launched pre-sale of its residential project – Phase II of "My Villa" in Beijing. The construction of Shenzhen project and demolition of existing units for Changchun project were also in progress. As announced recently, the Group has made further development in the Hefei project, confirming its capital subscription in Anhui Province Hua Qiao Hotel Company Limited, the developer of the project. With this confirmed investment, the Group can ride on the increasing demand for commercial complex in Hefei and provides a good opportunity for the Group to be benefited from the growing property market in Mainland China. As the development site is situated at a prime location of Hefei, it is expected that, when launched, the project would be well received by the market and generate satisfactory return to the Group.

Food & Beverages, Computer & Information Communication Technology ("IT") and Others

During the period, Pacific Coffee in Hong Kong achieved steady revenue growth but the profitability has suffered from continuous upsurge in property rental and general merchandise especially food prices. The segment results were further hit by the close up of unprofitable Pacific Coffee outlets in Shanghai, Beijing and Singapore. Various initiatives have been taken to improve operational efficiency, lower costs and enhance income stream including a franchising arrangement to operate licenced stores in certain cities of Southern China. As for the Igor's operation, both revenue and profit have increased over 50% as compared to last period. The Group had started to derive synergies from incorporating this new business via a wider network of food and beverages outlets and stronger expertise in food processing. As at 30th September, 2008, Pacific Coffee had 81 shops and Igor's had 29 outlets worldwide.

During the period under review, despite the decrease in revenue of the IT business from HK$221 million to HK$203 million, profit increased from HK$2.8 million to HK$9.3 million mainly attributable to improved marketing and project costs on communication networking products in Thailand and Hong Kong markets. The car dealerships in Canada and Chengdu as well as food trading in the U.S.A. also continued their stable contribution during the period.

物業

此分類內所有業務單位於回顧期內均表現理想，收益及溢利分別增加至港幣1.89億元及港幣7,980萬元。冷藏倉庫及物流以及酒店及物業投資業務繼續帶來穩定貢獻。

本集團於中國內地之物業發展業務進展良好。本集團成都項目並未受到四川地震之影響，興建進度理想，而商用部分多個樓層亦已預售。至於該成都項目先前預售之住宅部分，本集團預期待二零零九年初有關物業落成及交付予買家時將溢利貢獻入賬。於回顧期後，本集團隨即預售位於北京之住宅項目「北京歐郡」第二期。深圳項目之建築工程及長春項目現有單位之拆遷工程亦正進行中。如近期所公佈，本集團之合肥項目取得進一步進展，確定會向項目發展商安徽省華僑飯店有限公司注資。於落實該項投資後，本集團可把握合肥對商業綜合大樓與日俱增之需求，受惠於中國內地發展蓬勃之物業市場。由於該發展地盤位於合肥之黃金地段，故預期項目推出後之市場反應將十分熱烈，能為本集團帶來滿意回報。

餐飲、電腦及資訊通訊科技（「資訊科技」）及其他

期內，香港之Pacific Coffee業務錄得穩定收益增長，惟物業租金及一般商品價格（尤其是食品價格）繼續急升，削弱盈利能力。本集團關閉上海、北京及新加坡部分盈利能力欠佳之Pacific Coffee店鋪，進一步影響分類業績。本集團已實行多項舉措提升經營效益、節省成本及擴闊收入來源，包括於若干華南城市以特許經營安排方式經營特許店。另一方面，Igor's業務之收益及溢利較去年同期上升超過50%。於納入該項新業務後，憑藉強大之餐飲分店網絡及於食品加工方面之豐富專業知識，本集團已開始受惠於相關協同效益。於二零零八年九月三十日，Pacific Coffee於全球擁有81間分店，Igor's則擁有29間餐廳。

回顧期內，儘管資訊科技業務收益由港幣2.21億元減少至港幣2.03億元，惟溢利由港幣280萬元增加至港幣930萬元，主要由於泰國及香港市場通訊網絡產品之營銷及項目成本改善所致。加拿大及成都之汽車代理業務及美國之食品貿易業務於期內亦持續帶來穩定貢獻。

PROSPECTS

In the midst of the most severe financial turmoil since the Great Depression, a giant financial tsunami shocked financial institutions around the world and all assets classes were affected. Despite the rates cuts and rescue measures including TARP (Troubled Asset Relief Program) imposed by the US Government aiming at stabilising the US economy and the upcoming 10 infrastructural projects and HK$100 billion loan guarantee scheme undertaken by the HKSAR Government to boost local economy, the management is still cautious about the uncertainties arising from the global economic crisis and expects that the business conditions for the 2nd half of the Group's financial year or even 2009 remain even more challenging.

Nevertheless, the recent economic stimulus package imposed by the PRC Government is a clear signal that the Government is sparing no efforts to upkeep a healthy economic growth of the country. The increase in government expenditures, tax reforms and interest rate cuts will not only boost domestic consumption but also provide a solid foundation for Mainland China to maintain its growth in such difficult global situation in the coming years. Under such favorable situation, the management believes that the property market in Mainland China, in which the Group has major focus in recent years, will warm up gradually and provide a sustainable benefit for the shareholders of the Group.

We recently announced the strategic partnership with our long-term partner, Toshiba Elevator and Building Systems Corporation ("TELC"), in which (1) TELC will acquire 49% interests in our lifts and escalators distribution business in Hong Kong and Singapore by March 2009 and an additional 2% by the end of March 2010 and (2) the Group will buy 20% interests each in TELC's two manufacturing plants in Mainland China. It is anticipated through these partnerships that the Group has opportunity to maximise the full potential from business synergies with TELC and will be in an unprecedented position to further strengthen our competitiveness and marketability in exploring new opportunities in global market, with a special emphasis on the buoyant markets of China and Southeast Asia. The Group also expects to realise a substantial profit on this disposal of business. Subject to the completion of the transactions on or before 31st March, 2009 and barring any unforeseen circumstances, the 2008/09 annual profit of the Group shall thus be much improved as compared to the current interim results reported.

前景

全球當前面對自大蕭條以來最嚴重之金融危機，此場金融海嘯衝擊多間金融機構，各類資產亦難免受到影響。儘管美國政府推出減息及TARP(問題資產救助計劃)等穩定美國經濟之救市措施，香港特區政府亦即將推行十大基建項目及港幣1,000億元貸款擔保計劃刺激本土經濟，管理層對全球經濟危機所產生之不明朗因素仍抱持審慎態度，並預期本集團財政年度下半年甚至二零零九年之業務狀況將繼續面對重重挑戰。

然而，中國政府近期實施之刺激經濟方案清楚顯示政府竭力維持國內經濟健康發展。增加政府開支、推行稅務改革及調低利率不僅有助刺激本地消費，亦為中國內地奠下穩固基礎，於未來數年之全球市況衰退下保持增長。於此有利環境下，管理層相信本集團近年重點發展之中國內地物業市場將逐步好轉，持續為本集團股東帶來利益。

本集團近日公佈與長期夥伴東芝電梯株式會社(「東芝電梯」)建立策略夥伴關係，據此，(1)東芝電梯將於二零零九年三月前收購本集團香港及新加坡升降機及電扶梯經銷業務之49%權益及於二零一零年三月底前收購額外2%權益，而(2)本集團將收購東芝電梯兩間中國內地製造廠房之20%權益。本集團預計可透過此等夥伴關係全面發揮與東芝電梯合作所產生之業務協同效益，並將可具備前所未有之優勢，進一步提升於物色全球市場新商機方面之競爭能力及可銷性，特別是經濟發展一日千里之中國及東南亞市場。此外，本集團亦預期可從出售業務中變現可觀溢利。待二零零九年三月三十一日或之前完成交易後，以及在撇除任何不可預見之情況下，本集團二零零八／零九年之全年溢利將較所呈報之中期業績大幅改善。

FINANCIAL REVIEW

Shareholders' Equity and Financial Ratios

As at 30th September, 2008, the Group's consolidated net assets attributable to equity holders of the Company amounted to HK$3,274 million (HK$3,322 million as at 31st March, 2008), a decrease of HK$48 million or 1.4%. Such decrease was mainly attributable to the profit attributable to equity holders of the Company of HK$15.4 million together with the exchange gain on translation of HK$19.7 million, offsetting by dividends during the period totalling HK$80.8 million.

As at 30th September, 2008, total debt to equity ratio was 55.4% (69.5% as at 31st March, 2008) and net debt to equity ratio was 20.9% (34.5% as at 31st March, 2008), which are expressed as a percentage of bank and other borrowings and liability component of convertible bonds, and net borrowings respectively, over the total equity of HK$3,667 million (HK$3,767 million as at 31st March, 2008). Total debt to total assets ratio was 26.0% (30.5% as at 31st March, 2008), which are expressed as percentage of bank, other borrowings and liability component of convertible bonds over the total assets of HK$7,817 million (HK$8,579 million as at 31st March, 2008).

Borrowings

As at 30th September, 2008, the Group's bank and other borrowings amounted to HK$2,030 million (HK$2,618 million as at 31st March, 2008). Cash and deposits at bank, including fixed and structured deposits, amounted to HK$1,262 million (HK$1,318 million as at 31st March, 2008) and net borrowings amounted to HK$768 million (HK$1,300 million as at 31st March, 2008). Most of the borrowings are carrying floating interest rates based on Hong Kong Interbank Offered Rates, with small portions based on Prime Rate. Included in the borrowings are 2.125% convertible bonds of HK$450 million issued in July 2006, which helped the Group to enjoy a lower interest coupon cash outlay before maturity or redemption.

With the decrease in borrowing and the decrease of interest rates during the period, finance costs for the period amounted to HK$51.6 million, (HK$72.0 million for the corresponding period last year), a decrease of HK$20.4 million as compared with previous six-month period in 2007.

Treasury Polices

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised. Cash is generally placed in short-term deposits mostly denominated in Hong Kong or US dollars. The Group's liquidity and financing requirements are frequently reviewed. In anticipating new investments or maturity of bank loans, the Group will consider new financing while maintaining an appropriate level of gearing.

財務評述

股東權益及財務比率

於二零零八年九月三十日,本公司股權持有人應佔本集團綜合資產淨值為港幣32.74億元(於二零零八年三月三十一日:港幣33.22億元),減少港幣4,800萬元或1.4%。該減少主要歸因於期內已分配股息港幣8,080萬元,並抵銷本公司股權持有人應佔溢利港幣1,540萬元及外滙兑換之收益港幣1,970萬元。

於二零零八年九月三十日,總債務與資本比率為55.4%(於二零零八年三月三十一日:69.5%)及淨債務與資本比率為20.9%(於二零零八年三月三十一日:34.5%),此乃將銀行及其他借款與可換股債券之負債部分以及借款淨額分別除以總權益港幣36.67億元(於二零零八年三月三十一日:港幣37.67億元)而得出之百分比。總債務與總資產比率為26.0%(於二零零八年三月三十一日:30.5%),此乃銀行及其他借款與可換股債券之負債部分除以總資產港幣78.17億元(於二零零八年三月三十一日:港幣85.79億元)而得出之百分比。

借款

於二零零八年九月三十日,本集團之銀行及其他借款為港幣20.30億元(於二零零八年三月三十一日:港幣26.18億元)。現金及銀行存款(包括定期及結構式存款)為港幣12.62億元(於二零零八年三月三十一日: 港幣13.18億元),而借款淨額為港幣7.68億元(於二零零八年三月三十一日:港幣13.00億元)。本集團大部分借款之浮動息率乃參照香港銀行同業拆息息率計算,少部分則按最優惠利率計算。借款中已計入於二零零六年七月發行總值港幣4.5億元的2.125釐可換股債券,本集團在其債券到期或贖回前可享有較低息之現金票據開支。

期內,由於借款減少及利率下調,期內財務費用為港幣5,160萬元(去年同期:港幣7,200萬元),較二零零七年前六個月比較減少港幣2,040萬元。

庫務政策

本集團對現金及財務管理採取審慎之庫務政策。為妥善管理風險及降低資金成本,本集團一切庫務事宜均由總公司集中處理。目前大部分現金均為港元或美元短期存款。本集團經常對其資金流動及融資狀況作出審核,並不時因應新投資項目或銀行貸款還款期,在維持恰當之負債比率下,尋求新融資安排。

Exposure to Fluctuations in Exchange Rates and Interest Rates

The Group has arranged foreign currency swap contracts amounting to HK$209 million to hedge the exchange rate exposure between various foreign currencies to other cross currencies.

As at 30th September, 2008, the Group had outstanding interest rate swap contracts which amounted to HK$1,258 million in total, enabling the Group to hedge its interest rate exposure.

Contingent Liabilities

Details of the contingent liabilities are set out in note 16 to the condensed consolidated financial statements.

Capital Commitment

Details of the capital commitment are set out in note 17 to the condensed consolidated financial statements.

Financial Assistance To Affiliated Companies and Their Proforma Combined Balance Sheet

The Company and/or its subsidiaries have provided financial assistance to, and guarantees given for banking facilities granted to, affiliated companies as at 30th September, 2008, which together in aggregate amounted to HK$312 million as loans and HK$888 million as guarantees issued for bank loans granted. These amounts represented a percentage ratio of approximately 15.38% as at 30th September, 2008 and exceeded the relevant percentage ratios of 8% under the Listing Rules. In accordance with the Rule 13.22 of the Listing Rules, an unaudited proforma combined balance sheet of those affiliated companies with financial assistance from the Group and the Group's attributable interest in those affiliated companies as at 30th September, 2008 are presented below:

外滙及利率之浮動風險

本集團已安排外幣掉期合約共港幣2.09億元以對沖各種外幣兑換其他交叉貨幣之外匯風險。

於二零零八年九月三十日，本集團持有利率掉期合約總值港幣12.58億元，令集團可對沖利率風險。

或然負債

或然負債之資料詳載於簡明綜合財務報表附註16。

資本承擔

資本承擔之資料詳載於簡明綜合財務報表附註17。

給予聯屬公司的財務資助及其備考合併資產負債表

於二零零八年九月三十日，本公司及／或其附屬公司已給予聯屬公司財務資助合共港幣3.12億元貸款，及為其聯屬公司銀行融資所作出擔保港幣8.88億元。於二零零八年九月三十日，此等款額代表之百分比率約為15.38%，超過上市規則規定之8%有關百分比率。根據上市規則第13.22條所規定，於二零零八年九月三十日，接受本集團財務資助之聯屬公司之未經審核備考合併資產負債表及本集團於該等聯屬公司之應佔權益如下：

		As at 30th September, 2008 於二零零八年九月三十日 Proforma combined balance sheet 備考合併資產負債表 HK$ Million 港幣百萬元	The Group's attributable interest 本集團之應佔權益 HK$ Million 港幣百萬元
Non-current assets	非流動資產	836	329
Current assets	流動資產	2,042	857
Current liabilities	流動負債	(1,183)	(441)
Non-current liabilities	非流動負債	(462)	(212)
Shareholders' advances	股東借款	(328)	(312)
Total equity	總權益	905	221

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SECURITIES

As at 30th September, 2008, the interests and short positions of the Directors and the chief executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporations, within the meaning of Part XV of Securities and Futures Ordinance (the "SFO"), which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO), or which were required to be recorded in the register to be kept by the Company pursuant to S352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") were as follows:

董事及主要行政人員之證券權益

於二零零八年九月三十日，本公司董事及主要行政人員於本公司及其相聯公司（定義見證券及期貨條例（「證券及期貨條例」）第XV部）之股份、相關股份及債券中所擁有已根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益及短倉（包括本公司董事根據上述證券及期貨條例條文被列為或視作擁有之權益及短倉），或必須並已記錄於根據證券及期貨條例第352條規定須予存置之登記冊內之權益及短倉，或根據上市公司董事進行證券交易的標準守則（「標準守則」）須知會本公司及聯交所之權益及短倉如下：

(a) Interests in the Company – Shares

（甲）本公司權益－股份

Name of Directors 董事名稱	Capacity 身份	Number of ordinary shares 普通股股份數目: Personal interests 個人權益	Family interests 家族權益	Total 總數	Approximate percentage of interest 權益概約百分比 (%)
CHOW Yei Ching 周亦卿	Beneficial owner 實益擁有人	154,682,359*	–	154,682,359	55.52
KUOK Hoi Sang 郭海生	Beneficial owner 實益擁有人	98,216	–	98,216	0.04
TAM Kwok Wing 譚國榮	Beneficial owner 實益擁有人	169,015	32,473	201,488	0.07
HO Chung Leung 何宗樑	Beneficial owner 實益擁有人	40,000	–	40,000	0.01

* Dr CHOW Yei Ching beneficially owned 154,682,359 shares of the Company, representing approximately 55.52% of the issued share capital of the Company. These shares were same as those shares disclosed in the section "Substantial Shareholders' Interests in Securities" below.

* 周亦卿博士實益持有154,682,359股本公司股份，佔本公司已發行股份約55.52%。該等股份與下段「主要股東之證券權益」所述之股份相同。

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SECURITIES (continued)

董事及主要行政人員之證券權益（續）

(b) Interests in Associated Corporation – Shares

（乙）相聯公司權益－股份

Name of Directors 董事名稱	Associated corporation 相聯公司	Capacity 身份	Number of ordinary shares 普通股股份數目 Personal interests 個人權益	Corporate interests 公司權益	Family interests 家族權益	Total 總數	Approximate percentage of interest 權益概約百分比 (%)
CHOW Yei Ching 周亦卿	CPHL 其士泛亞	Interest of controlled corporation 受控制公司之權益	–	128,582,933*	–	128,582,933	59.66
KUOK Hoi Sang 郭海生	CPHL 其士泛亞	Beneficial owner 實益擁有人	2,400,000	–	–	2,400,000	1.11
TAM Kwok Wing 譚國榮	CPHL 其士泛亞	Beneficial owner 實益擁有人	400,000	–	10,400	410,400	0.19

* Dr CHOW Yei Ching had notified CPHL that under the SFO, he was deemed to be interested in 128,582,933 shares in CPHL which were all held by the Company as Dr Chow beneficially owned 154,682,359 shares, representing approximately 55.52% of the issued share capital of the Company.

* 周亦卿博士實益持有154,682,359股本公司股份，佔本公司已發行股份約55.52%。根據證券及期貨條例，周博士被視為擁有本公司持有之其士泛亞股份128,582,933股之權益，周博士並已就此向其士泛亞作出知會。

Save as disclosed above and in "Share Option Schemes" below, as at 30th September, 2008, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have taken under such provisions of the SFO); or are required, pursuant to S352 of the SFO, to be recorded in the register referred to therein; or are required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

除上文及下段之「購股權計劃」所披露者外，於二零零八年九月三十日，就本公司董事及主要行政人員所知，概無其他人士於本公司或其任何相聯公司（定義見證券及期貨條例第XV部）之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益或短倉（包括彼根據上述證券及期貨條例條文被列為或視作擁有之權益及短倉），或須根據證券及期貨條例第352條規定記錄於該條所述登記冊內之權益或短倉；或須根據標準守則知會本公司及聯交所之權益或短倉。

SHARE OPTION SCHEMES

A share option scheme of the Company (the "CIHL Scheme") was approved by the shareholders of the Company on 20th September, 2002. Another share option scheme of CPHL, the subsidiary of the Company (the "CPHL Scheme") was also approved by the shareholders of CPHL and the shareholders of the Company on 20th September, 2002. The CIHL Scheme and the CPHL Scheme fully comply with Chapter 17 of the Listing Rules. As at 30th September, 2008, no share option was granted, exercised, cancelled or lapsed under the CIHL Scheme and the CPHL Scheme. There was no outstanding option under the CIHL Scheme and the CPHL Scheme at the beginning and at the end of the period.

購股權計劃

本公司股東於二零零二年九月二十日批准本公司一項購股權計劃（「其士國際計劃」）。本公司股東及其士泛亞（本公司之附屬公司）股東於二零零二年九月二十日批准另一項購股權計劃（「其士泛亞計劃」）。其士國際計劃及其士泛亞計劃完全符合上市規則第十七章之規定。於二零零八年九月三十日，並無購股權根據其士國際計劃及其士泛亞計劃而授出、行使、註銷或失效。於期初及期結，並無其士國際計劃及其士泛亞計劃尚未行使之購股權之權益。

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SECURITIES

As at 30th September, 2008, so far as is known to the Directors and the chief executives of the Company, the interests and short positions of the persons or corporations in the shares or underlying shares of the Company which have been disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO were as follows:

主要股東之證券權益

於二零零八年九月三十日，就本公司董事及主要行政人員所知，下列人士或法團於本公司股份或相關股份中所擁有須根據證券及期貨條例第XV部第2及3分部的條文向本公司披露，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內之權益及短倉如下：

Substantial Shareholders 主要股東	Capacity 身份	Number of shares held 持股份數量	Number of underlying shares held (under equity derivatives of the Company) 持相關股份數量（本公司衍生股份）	Approximate percentage of interest 權益概約百分比 (%)
CHOW Yei Ching 周亦卿	Beneficial owner 實益擁有人	154,682,359 (L)	–	55.52 (L)
MIYAKAWA Michiko 宮川美智子	Beneficial owner 實益擁有人	154,682,359 (L) (Note 1) (附註1)	–	55.52 (L)
The Goldman Sachs Group, Inc.	Interest of controlled corporation 受控制公司之權益	–	26,993,989 (L) 2,306,933 (S) (Note 2) (附註2)	9.69 (L) 0.83 (S)
Goldman Sachs (UK) L.L.C.	Interest of controlled corporation 受控制公司之權益	–	23,992,101 (L) 2,306,933 (S) (Note 3) (附註3)	8.61 (L) 0.83 (S)
Goldman Sachs Group Holdings (U.K.)	Interest of controlled corporation 受控制公司之權益	–	23,992,101 (L) 2,306,933 (S) (Note 3) (附註3)	8.61 (L) 0.83 (S)
Goldman Sachs Holdings (U.K.)	Interest of controlled corporation 受控制公司之權益	–	23,992,101 (L) 2,306,933 (S) (Note 3) (附註3)	8.61 (L) 0.83 (S)
Goldman Sachs International	Beneficial owner 實益擁有人	–	23,992,101 (L) 2,306,933 (S) (Note 3) (附註3)	8.61 (L) 0.83 (S)
Goldman Sachs & Co	Beneficial owner 實益擁有人	3,001,888 (L)	–	1.08 (L)

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SECURITIES (continued)

主要股東之證券權益(續)

Note:

(1) Under Part XV of the SFO, Ms Miyakawa Michiko, the spouse of Dr Chow, is deemed to be interested in the same parcel of 154,682,359 shares held by Dr Chow.

(2) The Goldman Sachs Group, Inc. is taken to have an interest in the 3,001,888 shares held by Goldman Sachs & Co and the 21,685,168 shares that would be held by Goldman Sachs International upon full conversion of the Convertible Bonds held by Goldman Sachs International. The Convertible Bonds are issued by the Company to Goldman Sachs International on 26 July 2006. Goldman Sachs & Co and Goldman Sachs International are both wholly-owned subsidiaries of The Goldman Sachs Group, Inc.

(3) Goldman Sachs (UK) L.L.C., Goldman Sachs Group Holdings (U.K.) and Goldman Sachs Holdings (U.K.) are taken to be interested in the 21,685,168 shares that would be held by Goldman Sachs International upon full conversion of the Convertible Bonds. Goldman Sachs International is 99% owned by Goldman Sachs Holdings (U.K.) and 100% held by Goldman Sachs Group Holdings (U.K.) and Goldman Sachs (UK) L.L.C

附註:

(1) 根據證券及期貨條例第XV部,周博士之配偶宮川美智子女士被視為擁有該等由周博士持有之154,682,359股股份。

(2) Goldman Sachs & Co 持有3,001,888股股份及Goldman Sachs International持有21,685,168股可換股債券。本公司於二零零六年七月二十六日發行該可換股債券予Goldman Sachs International。The Goldman Sachs Group, Inc. 被視為持有該等股份之權益。Goldman Sachs & Co 及Goldman Sachs International 均為The Goldman Sachs Group, Inc. 的全資附屬公司。

(3) Goldman Sachs International 持有21,685,168股可換股債券。Goldman Sachs (UK) L.L.C.,Goldman Sachs Group Holdings (U.K.) 及Goldman Sachs Holdings (U.K.) 被視為持有該等股份之權益。Goldman Sachs Holdings (U.K.) 持有Goldman Sachs International 99%股權; 而Goldman Sachs Group Holdings (U.K.) 及Goldman Sachs (UK) L.L.C.持有Goldman Sachs International 100%股權。

The letter "L" denotes a long position and the letter "S" denotes a short position.

「L」表示好倉。「S」表示短倉。

Save as disclosed above, as at 30th September, 2008, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO, or, were directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

除上文所披露者外,於二零零八年九月三十日,就本公司董事及主要行政人員所知,概無任何其他人士於本公司或其任何相聯公司之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第2及第3分部向本公司披露之權益或短倉,及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內,或直接或間接持有任何類別股本(附有權利在任何情況下可於本公司之股東大會上投票之股本)面值百分之五或以上權益。

ARRANGEMENT FOR ACQUISITION OF SHARES OR DEBENTURES

Except for the share option schemes adopted by the Company and CPHL at no time during the period was the Company or any of its subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

購買股份或債券之安排

除本公司及其士泛亞採納之購股權計劃外,於期內任何時間,本公司或其任何附屬公司並無參與任何安排,使本公司董事透過購買本公司或其他公司之股份或債券而獲得利益。

EMPLOYEES AND REMUNERATION POLICIES

As at 30th September, 2008, the Group employed approximately 4,200 full time staff globally. Total staff costs amounted to HK$381 million for the period under review. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

AUDIT COMMITTEE

During the period, the Audit Committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal controls, risk management systems of the Group and financial reporting matters including the review of the unaudited condensed consolidated financial statements for the six months ended 30th September, 2008.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 2008.

MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules. Following a specific enquiry, each of the Directors confirmed that he has complied with the Model Code during the six months ended 30th September, 2008.

CORPORATE GOVERNANCE

In the opinion of the Directors, the Company has complied with the code provisions listed in the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules throughout the six months ended 30th September, 2008 with deviations from code provision A.4.1 which had already been stated in the Company's annual report 2008.

APPRECIATION

On behalf of the Board, I would like to thank the management and all staff for their concerted effort, commitment and professionalism under such challenging situation.

By Order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 10th December, 2008

website: http://www.chevalier.com

僱員及薪酬制度

於二零零八年九月三十日，本集團於全球僱用約4,200名全職員工。期內之員工總開支約為港幣3.81億元。本集團之薪酬制度乃根據僱員之工作性質、市場趨勢、公司業績及個別員工之表現而作出定期評估。其他員工福利包括酌情發放花紅獎賞、醫療計劃、退休金計劃及僱員購股權計劃等。

審核委員會

審核委員會在期內與管理層審閱本集團所採納之會計原則及實務，並討論有關審核、內部監管、本集團之風險管理系統及財務申報等事項，其中包括審閱截至二零零八年九月三十日止六個月內未經審核簡明綜合財務報表。

購買、出售或贖回上市證券

截至二零零八年九月三十日止六個月，本公司或其任何附屬公司並無購買、出售或贖回本公司之任何上市證券。

證券交易的標準守則

本公司已採納上市規則附錄十所載之標準守則。經具體查詢後，各董事均確認於截至二零零八年九月三十日止六個月內已遵守標準守則。

企業管治

董事認為，本公司於截至二零零八年九月三十日止六個月內一直遵守上市規則附錄十四所載之企業管治常規守則，惟偏離守則條文A.4.1之情況除外，並已刊載於本公司二零零八年年報內。

致謝

本人謹代表董事會藉此機會對管理層及全體員工致以衷心謝意，感謝各人在當前種種挑戰下仍努力不懈以專業態度為本集團作出貢獻。

承董事會命
主席兼董事總經理
周亦卿

香港，二零零八年十二月十日

網址：http://www.chevalier.com

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

其士國際集團有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock code: 25)

DELAY IN DESPATCH OF CIRCULAR

The Company has applied for a waiver from the strict compliance with Rule 14.38 of the Listing Rules for extending the despatch date of the Circular to a date no later than 23 January 2009.

Reference is made to the announcement dated 4 December 2008 (the "Announcement") in relation to the disposal of CHKL Sales Shares which constitutes a major transaction and the acquisition of STE Equity Interest and TCE Equity Interest which constitutes a discloseable transaction for the Company under the Listing Rules. Terms used herein shall have the same meanings as those defined in the Announcement unless the context requires otherwise.

Pursuant to Rule 14.38 of the Listing Rules, a circular in relation to the Disposal and the Acquisition (the "Circular") is required to be sent to the Shareholders within 21 days after the publication of the Announcement, that is, on or before 25 December 2008.

As additional time is required for the Group to finalize the necessary financial information, including the financial effect of the Disposal and the Acquisition, the statements of indebtedness and working capital sufficiency, for inclusion in the Circular, the Company has applied to the Stock Exchange for a waiver from the strict compliance with Rule 14.38 of the Listing Rules by extending the despatch date of the Circular to a date no later than 23 January 2009.

By order of the Board
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

Hong Kong, 24 December 2008

As at the date of this announcement, the Board comprises Dr. Chow Yei Ching (Chairman and Managing Director), Messrs. Kuok Hoi Sang (Vice Chairman and Managing Director), Tam Kwok Wing (Deputy Managing Director), Chow Vee Tsung, Oscar, Ho Chung Leung and Ho Sai Hou as executive Directors and Dr. Chow Ming Kuen, Joseph, Mr. Sun Kai Dah, George and Mr. Yang Chuen Liang, Charles as independent non-executive Directors.

* *for identification only*

香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 31/12/2008

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: Chevalier International Holdings Limited
Date Submitted: 05/01/2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 025 Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	540,000,000	HK$1.25	HK$675,000,000
Increase/(decrease)	-		-
Balance at close of the month	540,000,000	HK$1.25	HK$675,000,000

(2) Stock code : **N/A** Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : **N/A** Description :

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : **N/A** Description :

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : HK$675,000,000

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	**277,564,090**	-	-	-
Increase/ (decrease) during the month	-	-	-	-
Balance at close of the month	**277,564,090**	-	-	-

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /) shares *(Note 1)*						
2. N/A (/ /) shares *(Note 1)*						
3. N/A (/ /) shares *(Note 1)*						
Total A. (Ordinary shares)					-	
(Preference shares)					-	
(Other class)					-	

Total funds raised during the month from exercise of options (State currency) -

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
2. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
				Total B. (Ordinary shares)	-	
				(Preference shares)	-	
				(Other class)	-	

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Convertible Bonds due 2011	HK$	450,000,000	-	450,000,000	-	47,433,329
Stock code (if listed)	N/A					
Class of shares issuable *(Note 1)*	Ordinary					
Subscription price	HK$9.4870					
EGM approval date (if applicable) (dd/mm/yyyy))	(/ /)					
2. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total C. (Ordinary shares) -

(Preference shares) -

(Other class) -

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /) shares *(Note 1)*		
2. N/A (/ /) shares *(Note 1)*		
3. N/A (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)	-	
(Preference shares)	-	
(Other class)	-	

Other Movements in Issued Share Capital

Type of Issue					No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)*	N/A			
		Issue and allotment date : (dd/mm/yyyy)	(/ /)			
		EGM approval date: (dd/mm/yyyy)	(/ /)		______	______
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)*	N/A			
		Issue and allotment date : (dd/mm/yyyy)	(/ /)			
		EGM approval date: (dd/mm/yyyy)	(/ /)		______	______
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)*	N/A			
		Issue and allotment date : (dd/mm/yyyy)	(/ /)			
		EGM approval date: (dd/mm/yyyy)	(/ /)		______	______
4. Bonus issue		Class of shares issuable *(Note 1)*	N/A			
		Issue and allotment date : (dd/mm/yyyy)	(/ /)			
		EGM approval date: (dd/mm/yyyy)	(/ /)		______	______

Type of Issue					No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)*	N/A			
		Issue and allotment date : (dd/mm/yyyy)	(/ /)			
		EGM approval date: (dd/mm/yyyy)	(/ /)		______	______
6. Repurchase of shares		Class of shares repurchased *(Note 1)*	N/A			
		Cancellation date : (dd/mm/yyyy)	(/ /)			
		EGM approval date: (dd/mm/yyyy)	(/ /)		______	______
7. Redemption of shares		Class of shares redeemed *(Note 1)*	N/A			
		Redemption date : (dd/mm/yyyy)	(/ /)			
		EGM approval date: (dd/mm/yyyy)	(/ /)		______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)*	N/A			
		Issue and allotment date : (dd/mm/yyyy)	(/ /)			
		EGM approval date: (dd/mm/yyyy)	(/ /)		______	______

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)		
10. Other (Please specify)	At price : State currency	Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)		
		Total E. (Ordinary shares)	-	
		(Preference shares)	-	
		(Other class)	-	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	N/A
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

N/A

Submitted by: HO Sai Hou

Title: Company Secretary

(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 25)

DISCLOSEABLE TRANSACTION

Financial adviser to Chevalier International Holdings Limited

Optima Capital Limited

Chinaford, a wholly-owned subsidiary of the Company, and Dolce Field have on 9 January 2009 entered into the Agreement in relation to the acquisition of the Sale Shares and the Sale Debt for an aggregate consideration of RMB69,456,021 (equivalent to approximately HK$78,833,000), subject to adjustment. The Sale Shares represent 49% of the total issued share capital of the Target and the Sale Debt represents 49% of the benefit of and the interest in the Relevant Debt. The Target Group is principally engaged in the operation of the Hotel in Chengdu, the PRC.

The Acquisition constitutes a discloseable transaction of the Company under the Listing Rules.

THE AGREEMENT

Date:

9 January 2009

Parties:

Purchaser : Chinaford (a wholly-owned subsidiary of the Company); and

Vendor : Dolce Field

Dolce Field is principally engaged in investment holding and is beneficially owned by Lai Brothers. Dolce Field is a joint venture partner with the Company in CCPD which is a property development company incorporated in the PRC and is owned as to 51% directly by Dolce Field and 49% indirectly by the Company. Save as aforesaid, to the best of the Directors' knowledge, information and belief, and having made all reasonable enquiries, as at the date of this announcement, Dolce Field and Lai Brothers are Independent Third Parties. There was no prior transaction between Dolce Field and the Group in the last 12 months which would require aggregation under Rule 14.22 of the Listing Rules.

Assets to be acquired:

(a) the Sale Shares, representing 49% of the total issued share capital of the Target, free from all encumbrances or third party rights of whatsoever nature and with all rights attached thereto on or after 1 January 2009 (including the right to receive all dividends and distributions declared, made or paid on or after 1 January 2009); and

(b) the Sale Debt, representing 49% of the benefit of and the interest in the Relevant Debt. Pursuant to the Agreement, the Relevant Debt shall comprise of the liabilities owing by the Target Group to the Vendor Group (i) as recognised on the audited consolidated accounts of the Target Group as at 31 December 2008; and (ii) caused by the consideration incurred (or to be incurred) by the Target Group for the transfer of the properties as mentioned in condition (d) below. As at 30 November 2008, the Relevant Debt amounted to approximately RMB60.4 million (equivalent to approximately HK$68.6 million).

Consideration:

The Consideration shall be RMB69,456,021 (equivalent to approximately HK$78,833,000), subject to adjustment as described below. The Consideration shall be paid by Chinaford in cash in the following manner:

(a) RMB45,239,111 (equivalent to approximately HK$51,347,000) shall be paid on or before the fifth business day after the date of the Agreement; and

(b) the balance of RMB24,216,910 (equivalent to approximately HK$27,486,000) (subject to adjustment as detailed below) shall be paid on or before the fifth business day after the fulfillment of all the conditions below.

The Target Group shall appoint an auditor agreed by the parties to issue the audited consolidated accounts of the Target Group for the year ended 31 December 2008. Pursuant to the Agreement, if the audited net book value of certain identified fixed assets of Century Jinjiang as specified in the Agreement as at 31 December 2008 is less than RMB21,746,982 (equivalent to approximately HK$24,683,000), or if the aggregate of the audited consolidated net asset value of the Target Group as at 31 December 2008 (excluding the aforesaid fixed assets) plus the audited amount of the Relevant Debt as at 31 December 2008 is less than RMB48,000,000 (equivalent to approximately HK$54,480,000), the Consideration shall be adjusted downward by an amount equal to 49% of such shortfall (the "Adjustment"). The Adjustment shall either be compensated by Dolce Field to Chinaford in cash or deducted from the balance payment of the Consideration in (b) above.

The Consideration was agreed between the parties based on arm's length negotiations, taking into account the value of the Sale Debt, the properties to be transferred to the Target Group precedent to the Completion as mentioned in condition (d) below, the related rental income stream of these properties, and the prospects of the Target Group as well as the synergy effect that could be brought by the Acquisition to the Group as further elaborated in the paragraph headed "Reasons for the Acquisition" below.

Conditions:

Completion of the Acquisition is subject to, among others, the fulfillment of the following conditions:

(a) Dolce Field having proved to the satisfaction of Chinaford that Dolce Field is the beneficial owner of the Sale Shares;

(b) the execution of an irrevocable consent by Dolce Field for the Acquisition and the nomination of three directors by Chinaford to the board of directors of the Target;

(c) Chinaford being satisfied with the results of its due diligence review on the Target Group, including the ownership of assets and business of the Target Group;

(d) the transfer of the legal title of the basements and certain floor area of the 1st, 5th and 6th floors of the Hotel from the Vendor Group to Century Jinjiang;

(e) Dolce Field having proved to the satisfaction of Chinaford that Century Jinjiang has been assigned all the rights and obligations under the Management Agreement for the engagement of an independent professional management company to manage the operation of the Hotel (as further detailed in the paragraph headed "Information on the Target Group" below);

(f) Dolce Field having proved to the satisfaction of Chinaford that Century Jinjiang has been assigned all the rights and obligations under the Operation Contracts such that Century Jinjiang possesses the operation rights of the rooms of the Hotel (as further detailed in the paragraph headed "Information on the Target Group" below);

(g) the obtaining of all the necessary consents from the owners of the relevant assets currently used in the operation of the Hotel that all existing arrangement shall continue to be effective following Completion;

(h) the execution of the shareholders' agreement and other relevant documents related to the Acquisition, and the obtaining of all the approvals and consents of the relevant government authorities in the PRC; and

(i) the issuance of the unqualified audited consolidated accounts of the Target Group for the year ended 31 December 2008 according to the accounting standards generally accepted in the PRC.

Completion shall take place after the fulfillment of all the conditions, the payment of the entire Consideration and the registration of Chinaford as the owner of the Sale Shares. If the conditions cannot be fulfilled or waived (as the case may be) on or before 31 March 2009 (or a later date as Chinaford may agree in writing), the Agreement shall terminate and none of the parties thereto shall have any obligations thereunder, except for obligations which are expressed in the Agreement to survive such termination.

INFORMATION ON THE TARGET GROUP

Set out below is the organisation structure of the Target Group:


Target
100%
Evernoon Chengdu
100%
Century Jinjiang

The Target is an investment holding company. Evernoon Chengdu was incorporated in March 2007 and it has not carried out any business activities since its incorporation. Century Jinjiang is the sole operating entity in the Target Group and is engaged in the business of hotel operation since 2004.

Pursuant to the Management Agreement, the Vendor Group had, on behalf of Century Jinjiang, engaged an independent professional hotel management company which charges a monthly management fee to Century Jinjiang to manage the Hotel.

According to the unaudited consolidated management accounts of the Target Group, for the year ended 31 December 2006, the Target Group recorded consolidated net loss (both before and after taxation) of approximately RMB991,000 (equivalent to approximately HK$1,125,000). For the year ended 31 December 2007, the Target Group recorded consolidated net loss (both before and after taxation) of approximately RMB192,000 (equivalent to approximately HK$218,000). As at 30 November 2008, the Target Group recorded consolidated net asset value of approximately RMB314,000 (equivalent to approximately HK$356,000). The aforesaid historical results of the Target Group, however, had not reflected the rental income stream of the basements and certain floor area of the 1st, 5th and 6th floors of the Hotel as further discussed below.

The Hotel is a 29-storey building with two storeys of basements as car parks. The 2nd to 4th floors and the 21st to 29th floors of the Hotel are outside of the business scope of the Target Group. The basements have been used as car parks of the Hotel, while certain floor area of the 1st, 5th and 6th floors of the Hotel have been owned by the Vendor Group and leased to either third parties for the operation of shops and restaurants, or to Century Jinjiang for the operation of the Hotel. Based on the existing leases and past records, the annual rental income generated by these properties amounted to approximately RMB2.0 million (equivalent to approximately HK$2.3 million). It is one of the conditions precedent to the Completion that Dolce Field shall procure the transfer of the legal title of the basements, certain floor area of the 1st, 5th and 6th floors of the Hotel from the Vendor Group to Century Jinjiang. As at the date of this announcement, the transfer of the legal title of the basements to Century Jinjiang has been completed. By referencing to recent sales of similar premises adjacent to the Hotel by CCPD in the open market to Independent Third Party, the Group expects that the value of the relevant floor area on the 1st, 5th and 6th floors of the Hotel to be transferred to the Target Group shall be around RMB49.4 million (equivalent to approximately HK$56.1 million).

The 7th to 20th floors of the Hotel are owned by the Individual Owners. Pursuant to the Operating Contracts entered into between the Vendor Group and each of the Individual Owners during 2003 and 2004, the Vendor Group is entitled to the rights of using these floors for the operation of the Hotel. The Vendor Group has subsequently assigned all the rights and obligations under the Operating Contracts to Century Jinjiang in 2004. Since then, Century Jinjiang has been operating the Hotel and is entitled to the profit or loss generated by the Hotel after paying each of the Individual Owners an annual fee plus a monthly mortgage payment (where applicable).

REASONS FOR THE ACQUISITION

The Group is principally engaged in the business of construction and engineering, insurance investment, property (including property development and investment, hotel operations), food and beverages, computer and information communication technology and others. The Group currently has operations in China, South East Asia, Europe, North America, Australia and the Middle East. In particular, the Group has strong presence in the PRC property market, including cities such as Beijing, Chengdu, Changchun, Hefei, Shanghai and Shenzhen. The Group currently has hotel operations in Dongguan, Jiujiang and Xinyang of the PRC and Vancouver of Canada.

Like other PRC urban cities, Chengdu has attained fast economic growth in recent years. The Group has confidence in the prospects of the hotel business in Chengdu. The Acquisition represents a good opportunity for the Group to further expand its hotel business in the PRC.

CCPD, which is a jointly controlled entity owned as to 51% by Dolce Field and as to 49% by the Group, is currently developing a new building adjacent to the Hotel. It is expected that the construction of such new building will be completed in 2009 and the building will be put into operation in 2010. CCPD plans to develop the tower section of the new building as an extension of the Hotel. In light of this, it is expected that the Acquisition will create synergy effect in the sense that, firstly, the commercial podium and ancillary facilities of the existing Hotel establishment, such as restaurants and conference rooms, can be shared for use by the guests of both the two blocks of the hotel operation, thereby saving a significant amount of development cost and ongoing operating cost by sharing the existing staff and resources. Secondly, the existing business of the Hotel (which is currently being operated by the Target Group) has already well established its brand name and has been accredited four-star rating. It is expected that the brand name effect can be extended to the new building developed by CCPD through the Acquisition. The Group expects that it would benefit from the aforesaid synergy effect.

Furthermore, as the property title of the basements has been transferred to the Target Group in November 2008, while that of the certain floor area of the 1st, 5th and 6th floors of the Hotel will be transferred to the Target Group prior to Completion, it is expected that these properties will bring new rental income stream to the Target Group following Completion, of which the Group will share 49%.

To regulate the shareholders' right of each of Chinaford and Dolce Field in the Target Group, the two parties shall execute a shareholders' agreement before Completion, pursuant to which Chinaford shall nominate three directors and Dolce Field shall nominate four directors to the board of the Target. The Group believes that by participating in the management of the Target Group and pooling the PRC business experience of the Group and Dolce Field, the profitability of the Target Group can be enhanced which in turn benefits the Group.

Based on the above, the Directors consider that the terms of the Agreement are fair and reasonable and the Acquisition is in the interests of the Company and the Shareholders as a whole.

Upon Completion, the Target will be accounted for as a jointly controlled entity of the Company and the Group will share 49% of the results and net assets of the Target Group.

GENERAL

The Acquisition and the transactions contemplated under the Agreement constitute a discloseable transaction of the Company under the Listing Rules.

DEFINITIONS

"Acquisition"	the acquisition by the Group of the Sale Shares and the Sale Debt pursuant to the terms of the Agreement
"Agreement"	the sale and purchase agreement dated 9 January 2009 entered into between Chinaford and Dolce Field in relation to the Acquisition
"CCPD"	成都其士房地產發展有限公司 (Chengdu Chevalier Real Estate Development Company Limited*), a company established in the PRC and a jointly controlled entity of the Company

"Century Jinjiang"	成都世代錦江商務酒店有限公司 (Chengdu Century Jinjiang Business Hotel Company Limited*), a company established in the PRC and a wholly-owned subsidiary of Evernoon Chengdu
"Chinaford"	Chinaford Investment Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of the Company
"Company"	Chevalier International Holdings Limited, a company incorporated in Bermuda with limited liability whose shares are listed on the Main Board of the Stock Exchange (Stock code: 25)
"Completion"	completion of the Agreement
"Consideration"	consideration for the Sale Shares and the Sale Debt
"Director(s)"	the director(s) of the Company
"Dolce Field"	Dolce Field Limited, a company incorporated in the British Virgin Islands with limited liability
"Evernoon Chengdu"	恒盛世紀(成都)投資管理有限公司 (Evernoon Century (Chengdu) Investment Management Company Limited*), a wholly-owned subsidiary of the Target and a wholly foreign owned enterprise established in the PRC
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hotel"	成都世代錦江商務酒店 (Chengdu Century Jinjiang Business Hotel*)
"Independent Third Party(ies)"	third party(ies) independent of the Group and its connected persons (as defined under the Listing Rules)

"Individual Owners"	the various individual owners of the units or rooms located at the 7th to 20th floors of the Hotel. To the best knowledge, information and belief of the Directors, the Individual Owners are Independent Third Parties
"Lai Brothers"	Mr. Lai De Yong, Mr. Lai De Gang and Mr. Lai Hai Jun, the beneficial owners of the Target. To the best knowledge, information and belief of the Directors, each of them is an Independent Third Party
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Management Agreement"	the agreement pursuant to which the Vendor Group engaged a professional hotel management company to manage the Hotel
"Operating Contracts"	the various contracts signed and supplemented during 2003 and 2004 between the Vendor Group and each of the Individual Owners in respect of the operation rights of the rooms of the Hotel, which were subsequently assigned to Century Jinjiang in 2004
"PRC"	the People's Republic of China, excluding Hong Kong, the Macau Special Administrative Region and Taiwan for the purpose of this announcement
"Relevant Debt"	the liabilities owing by the Target Group to the Vendor Group (i) as recognised on the audited consolidated accounts of the Target Group as at 31 December 2008; and (ii) caused by the consideration incurred (or to be incurred) by the Target Group for the transfer of the properties as mentioned in paragraph headed "Conditions"
"Sale Debt"	49% of the benefit of and the interest in the Relevant Debt

"Sale Shares"	49 shares of the Target, representing 49% of the total issued share capital of the Target
"Shareholder(s)"	the shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Target"	Evernoon Century Limited, a company incorporated in the British Virgin Islands with limited liability
"Target Group"	the Target and its subsidiaries
"Vendor Group"	the relevant companies owned and controlled by the Lai Brothers as specified in the Agreement
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC

The exchange rate of RMB1.00 to HK$1.135 used in this announcement is for reference only.

* *for identification only*

By order of the Board of
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

Hong Kong, 13 January 2009

As at the date of this announcement, the Board comprises Dr. Chow Yei Ching (Chairman and Managing Director), Messrs. Kuok Hoi Sang (Vice Chairman and Managing Director), Tam Kwok Wing (Deputy Managing Director), Chow Vee Tsung, Oscar, Ho Chung Leung and Ho Sai Hou as executive Directors and Dr. Chow Ming Kuen, Joseph, Mr. Sun Kai Dah, George and Mr. Yang Chuen Liang, Charles as independent non-executive Directors.

END